As filed with the Securities and Exchange Commission on October 17, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

O2MICRO INTERNATIONAL LIMITED

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	Not Applicable (IRS Employer Identification Number)

Grand Pavilion Commercial Centre

West Bay Road

P.O. Box 32331 SMB

George Town

Grand Cayman, Cayman Islands

(345) 945-1110

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Sterling Du, Chief Executive Officer

O2Micro International Limited

c/o O2Micro, Inc.

3118 Patrick Henry Drive

Santa Clara, California 95054

(408) 987-5920

(Name, Address and Telephone Number of Agent For Service)

COPIES TO:

Justin L. Bastian, Esq. Venantius Tan, Esq. Paul Boltz, Esq. Mary J. Shimizu, Esq. MORRISON & FOERSTER LLP 755 Page Mill Road Palo Alto, California 94304 (650) 813-5600	Leiming Chen, Esq. SHEARMAN & STERLING LLP 12/F, Gloucester Tower The Landmark 11 Pedder Street, Central Hong Kong (852) 2978-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price (2) (3)	Amount of Registration Fee
Ordinary Shares, US$0.001 par value per share	$115,000,000	$13,535.50

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered pursuant to a separate registration statement on Form F-6 filed with the Commission.
(2)	Includes (a) shares that may be purchased by the underwriters pursuant to an over-allotment option and (b) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until a registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued October 17, 2005

             Ordinary Shares

[GRAPHIC APPEARS HERE]

O2Micro International Limited

We are offering              ordinary shares. This offering is part of a global offering of an aggregate of              ordinary shares, including a Hong Kong public offering of              ordinary shares.

We have applied for the listing of and permission to trade our ordinary shares on The Stock Exchange of Hong Kong Limited under the stock code “        .”

Our ordinary shares are quoted on the Nasdaq National Market, or Nasdaq, under the symbol “OIIM.” On October 14, 2005, the last reported sale price of our ordinary shares was US$13.54 per ordinary share or approximately HK$105.07 per ordinary share based on an exchange rate of HK$7.76 per US$1.00, the noon buying rate in The City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on such date.

In connection with this offering, we intend to apply for the quotation of American depositary shares, or ADSs, on Nasdaq with each ADS representing 50 of our ordinary shares after giving effect to a proposed 50-for-1 share split.

Investing in the ordinary shares involves risks. See “ Risk Factors” beginning on page 8.

PRICE HK$             AN ORDINARY SHARE

	Price to Public		Underwriting Discounts and Commissions	Proceeds to O2Micro International
Per Ordinary Share	HK$	(1)	HK$	HK$
Total(2)	HK$		HK$	HK$

(1)	Approximately US$ per ordinary share based on an exchange rate of HK$ per US$1.00, the noon buying rate on , 2005 in The City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Does not include any proceeds from the sale of ordinary shares in the Hong Kong public offering. The aggregate gross proceeds from this offering and the Hong Kong public offering are expected to be HK$ .

We have granted to the underwriters the right to purchase up to an additional              ordinary shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on                 , 2005.

MORGAN STANLEY

NEEDHAM & COMPANY, LLC	PIPER JAFFRAY

                 , 2005

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

In this prospectus, “O2Micro,” “we,” “our” and “us” refer to O2Micro International Limited and our subsidiaries. Our logo and the names of our products mentioned in this prospectus, including SmartCardBus, SmartCardSensing, O2 Micro Smart Card Enabled, INTELLIGENT INVERTER, Intelligent Charger, AudioDJ, IntelligentDJ, SuperDJ, Digital Laser Trim, ULTRA EFFICIENT, Phase-On-Demand, Breathing Life Into Mobility, S.A.F.E. Technology and Battery Crisis Management, are our service marks or trademarks. This prospectus also contains trademarks, trade names and service marks of other companies. Each trademark, trade name or service mark of another company appearing in this prospectus belongs to its holder.

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FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms and other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include, among other things, those discussed under “Risk Factors” and elsewhere in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

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PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company, the ordinary shares being offered and sold in this offering and our historical financial statements and their notes appearing elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. You should read this entire prospectus carefully when evaluating an investment in our ordinary shares. Information regarding our ordinary shares and our ADSs is presented in this prospectus to give effect to the proposed 50-for-1 share split with each ADS representing 50 post-split ordinary shares.

Our Business

O2Micro International Limited

We design, develop and market high performance integrated circuits for power management and security applications. We focus our product design efforts on integrated circuits for consumer electronics, computer, industrial and communications products, such as liquid crystal displays, LCD computer monitors, LCD televisions, notebook computers, Internet security devices, global positioning systems, or GPS, mobile phones and portable DVD players. Our products manage and provide power for lighting of LCDs, provide connections between notebook computers and external plug-in cards, provide Internet security, control and monitor battery charging and discharging, and select and switch between power sources.

We believe that our focus on these products provides us with an opportunity to participate in large and growing markets. Potential future growth in the LCD television market, especially units with larger-size panels, represents an attractive growth opportunity for us because larger LCD panels require more of our inverters for cold cathode fluorescent lamps, or CCFLs.

Most of our products use mixed-signal designs, which combine analog and digital circuits on a single chip, reducing the number of components needed and allowing our customers to reduce the size, weight, power requirements and/or cost of their products. We offer a wide range of proprietary application specific standard products as well as customized products. We work closely with our customers to identify their product needs and establish engineering priorities for new product designs and development. We believe that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers.

We sell our products to original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, and module makers. Our integrated circuits have been incorporated into products sold by Acer, Apple Computer, Dell, Fujitsu, Hewlett-Packard, Lenovo, LG Electronics, NEC, Samsung Electronics, Sharp, Sony and Toshiba, among others. We sell our products through our direct sales force, independent sales representatives and distributors in China, Japan, Korea, Singapore, Taiwan and the United States. We also have design centers in many of our key markets to provide design and engineering support to our customers. We outsource the fabrication of our products to standard, high volume semiconductor foundries. This “fabless” approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

Our net sales have grown from US$70.2 million in 2002 to US$88.6 million in 2003 and US$92.2 million in 2004. In the six months ended June 30, 2005, our net sales were US$48.9 million, an increase of 5.7% as compared with net sales of US$46.3 million in the same period in 2004.

Competitive Strengths

The following competitive strengths are key to our strong track record and we expect they will continue to facilitate our future growth:

•	technology expertise in mixed-signal design and system-level architecture;

•	broad intellectual property portfolio;

•	global operations to maximize efficiency;

•	large and growing markets for our products; and

•	strategic presence in the People’s Republic of China, or PRC.

Business Strategy

Through leveraging our competitive strengths and implementing the following strategies, we aim to become a leading supplier of power management integrated circuits to the consumer electronics, computer, industrial and communications markets and to penetrate the market for security applications effectively:

•	target high growth markets;

•	continue strengthening our relationships with market leading vendors;

•	leverage our system-level expertise to anticipate customer demand and develop next-generation products with long life cycles;

•	actively protect our intellectual property;

•	expand investment in our supply chain; and

•	expand our presence in the PRC.

Corporate Information

We were originally incorporated under the name of O2Micro, Inc. in the State of California in March 1995. O2Micro International Limited, a Cayman Islands company, was formed in March 1997 in connection with a share exchange with the shareholders of O2Micro, Inc. Our headquarters are located at The Grand Pavilion Commercial Centre, West Bay Road, George Town, Grand Cayman, Cayman Islands, and our telephone number is (345) 945-1110.

Share Split and ADS Program

On August 23, 2005, our board of directors approved, subject to shareholder approval, the following proposals:

•	listing of our ordinary shares on The Stock Exchange of Hong Kong Limited, or HKSE;

•	creation of an ADS program for our ADSs to be quoted on Nasdaq, with each ADS representing 50 ordinary shares; and

•	50-for-1 share split to be effected prior to such listing of our ordinary shares and creation of such ADS program.

In connection with these proposals, our board of directors has called an extraordinary general meeting of shareholders to be held on November 14, 2005. There is no assurance whether or when relevant regulatory or shareholder approvals will be obtained.

THE GLOBAL OFFERING

Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise the over-allotment option to purchase additional ordinary shares. See “Underwriters.”

Global Offering	The offering of ordinary shares consisting of this offering and the Hong Kong public offering.

This Offering	ordinary shares offered to investors in the United States and other parts of the world, including to professional and institutional investors in Hong Kong.

Hong Kong Public Offering	ordinary shares offered to the public in Hong Kong, conditional upon the listing committee of the HKSE granting the listing of and permission to trade in the ordinary shares. To the extent that the Hong Kong public offering is oversubscribed by 15, 50, and 100 times, , , and ordinary shares, respectively, will be reallocated from this offering to the Hong Kong public offering. Any unsold ordinary shares being offered in the Hong Kong public offering may be reallocated to this offering.

Ordinary Shares	Ordinary shares, par value US$0.00002 per share, which will be listed on the HKSE.

Over-allotment Option	The option granted by us to the underwriters to purchase up to an aggregate of ordinary shares, at the public offering price, exercisable in whole or in part by Morgan Stanley & Co. International Limited, on behalf of the underwriters from time to time within 30 days following the date of this prospectus.

Offering Price in this Offering	HK$ per ordinary share (approximately US$ per ordinary share based on an exchange rate of HK$ per US$1.00, the noon buying rate on , 2005 in The City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York).

Offering Price in the Hong Kong Public Offering	The initial public offering price per ordinary share in the Hong Kong public offering. When increased by a 1% brokerage fee, a 0.005% transaction levy, a 0.002% investor compensation levy and a 0.005% trading fee payable by purchasers, the offering price in the Hong Kong public offering is expected to be equivalent to the offering price in this offering, subject to the maximum offering price as stated in the Hong Kong prospectus.

Timing of Global Offering	The following is a tentative timetable of various events in the global offering:

Hong Kong public offering commences	, Hong Kong time

Pricing of global offering	, New York time

Hong Kong public offering closes	, Hong Kong time

Final allocation of ordinary shares	, Hong Kong time

Trading of ordinary shares commences on the HKSE	, Hong Kong time

Five Business Day Gap between Pricing and Trading of Ordinary Shares

The ordinary shares offered in the global offering will not commence trading on the HKSE until they are delivered and all of the conditions contained in the underwriting agreement for the Hong Kong public offering have been satisfied, which is expected to be five Hong Kong business days after the date of pricing of the ordinary shares. You may not be able to sell or otherwise deal in the ordinary shares offered in the global offering prior to the commencement of trading on the HKSE.

Use of Proceeds

We estimate that the aggregate net proceeds to us from the global offering will be approximately HK$         million.

We intend to invest these net proceeds for:

•        the construction and subsequent expansion of a semiconductor testing facility in the PRC, including the purchase of properties, plant and equipment;

•        research and development, including the hiring of, and provision of training to, additional design engineers located in the PRC, and engineering projects focused on existing product upgrades and next-generation product development;

•        investments related to securing production capacity, including, but not limited to, making equity investments in our suppliers in the future if suitable opportunities arise; and

•        expansion of our operational infrastructure, including entering into new leases, setting up new offices and purchasing IT equipment.

Any remaining amount will be used as working capital and other general corporate purposes, continued protection of our intellectual property and expansion of our sales and support staff in our targeted markets to develop and build stronger relationships with existing and prospective customers.

Listing

We have applied for the listing of and permission to trade our ordinary shares on the HKSE under the stock code “        .”

Our ordinary shares are quoted on Nasdaq under the symbol “OIIM.” On October 14, 2005, the last reported sale price of our ordinary shares was US$13.54 per ordinary share, or approximately HK$105.07 per ordinary share based on an exchange rate of HK$7.76 per US$1.00, the noon buying rate in The City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on such date.

In connection with this offering, we intend to apply for the quotation of ADSs on Nasdaq, with each ADS representing 50 of our ordinary shares after giving effect to a proposed 50-for-1 share split.

Ordinary Shares Outstanding after the Global Offering	ordinary shares, including ordinary shares represented by ADSs.

ADSs	American depositary shares with each ADS representing 50 ordinary shares held by The Bank of New York, as depositary. ADSs are evidenced by American Depositary Receipts, or ADRs.

Summary Consolidated Financial Information

The summary consolidated financial data presented below, as of and for the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005, is derived from our audited (or, in the case of June 30, 2004, unaudited) consolidated financial statements included in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements, and have included all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of results to be expected in any future period. You should read these results in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Earnings per ordinary share, earnings per ADS data and the number of shares used to compute earnings per ordinary share and earnings per ADS are presented in the table below to give effect to the proposed 50-for-1 share split with each ADS representing 50 post-split ordinary shares.

	Year Ended December 31,						Six Months Ended June 30,
	2002		2003		2004		2004		2005
	(in thousands, except for per ordinary share and per ADS data, or as otherwise stated)
Profit and Loss Account Data:
Net sales		$70,187		$88,599		$92,196		$46,261		$48,913
Cost of sales		28,143		38,314		37,403		19,124		18,521

Gross profit		42,044		50,285		54,793		27,137		30,392
Operating expenses:
Research and development		18,935		19,219		20,260		9,242		11,590
Selling, general and administrative		11,790		13,522		16,348		7,514		9,760
Patent litigation		535		3,954		5,334		1,728		5,133
Stock-based compensation		44		—		—		—		—

Total operating expenses		31,304		36,695		41,942		18,484		26,483

Income from operations		10,740		13,590		12,851		8,653		3,909
Non-operating income—net		1,662		1,437		2,705		804		1,222

Income before income tax		12,402		15,027		15,556		9,457		5,131
Income tax expenses		1,673		1,826		1,472		1,103		62

Net income		$10,729		$13,201		$14,084		$8,354		$5,069

Earnings per ordinary share:
Basic		$0.0056		$0.0069		$0.0072		$0.0043		$0.0026

Diluted		$0.0054		$0.0066		$0.0070		$0.0041		$0.0026

Basic(1)	HK$	0.04	HK$	0.05	HK$	0.06	HK$	0.03	HK$	0.02

Diluted(1)	HK$	0.04	HK$	0.05	HK$	0.05	HK$	0.03	HK$	0.02

Shares used to compute earnings per ordinary share (in thousands):
Basic		1,915,000		1,918,700		1,957,800		1,958,050		1,958,850
Diluted		1,979,550		1,986,800		2,005,100		2,023,350		1,984,050
Earnings per ADS:
Basic		$0.28		$0.34		$0.36		$0.21		$0.13

Diluted		$0.27		$0.33		$0.35		$0.21		$0.13

Shares used to compute earnings per ADS (in thousands):
Basic		38,300		38,374		39,156		39,161		39,177
Diluted		39,591		39,736		40,102		40,467		39,681

(1)	Based on an exchange rate of HK$7.77 per US$1.00, the noon buying rate on June 30, 2005 in The City of New York for cable transfer of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$112,009	$120,412	$120,088	$122,427	$114,591
Working capital	120,793	130,510	132,713	134,051	126,130
Total assets	145,837	169,293	185,196	178,196	194,768
Net assets	135,148	154,727	170,781	164,494	175,662
Ordinary shares, treasury shares and additional paid-in capital	126,232	137,115	139,620	138,684	140,243

Other Financial Data:
Net cash inflows from operating activities	9,523	14,756	14,129	7,785	8,420
Net cash outflows from investment activities	(34,669)	(23,520)	(25,228)	(3,597)	(15,981)
Net cash inflow/(outflow) from financing activities	(4,433)	5,922	946	1,410	(70)

RISK FACTORS

You should carefully consider all of the information set out in this prospectus, including the risks and uncertainties described below before making an investment in our ordinary shares. You should pay particular attention to the fact that we are a company incorporated in the Cayman Islands and that certain parts of our operations are conducted in China and are governed by a legal and regulatory environment that in some respects differs from what prevails in other countries. Our business, financial condition or results of operations could be affected materially and adversely by any of these risks. The trading price of our ordinary shares and/or our ADSs could decline due to any of these risks and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

If the markets for consumer electronics, computers, industrial or communications products do not grow substantially or even decrease, our net sales may be harmed.

Our business focuses on designing, developing and marketing high performance integrated circuits for manufacturers of products for the consumer electronics, computer, industrial and communications markets. As many of the leading suppliers of these products have an intermediary manufacture their products or those portions of their products containing our components, we currently derive substantially all of our product revenues from sales to these intermediaries. We also have targeted and are designing products for other consumer electronics, computer, industrial and communications applications such as LCD monitors and LCD televisions, Internet security, mobile phones, GPS and portable media players, such as portable DVD players. We believe that the important factors driving growth in these markets have been the growing popularity of thinner displays and mobile computing, and the emergence and continued development of the Internet and wireless communications networks. If demand for products using LCDs declines, or does not grow as quickly as we anticipate, our customers may experience lower demand for their products that use our products, which may cause our net sales to suffer. If mobile computing does not continue to grow in popularity and the demand for notebook computers declines, or does not grow as quickly as we expect, our intermediaries or OEM customers may experience lower demand for notebook computers that use our products, and our net sales may suffer. If the growth in the use of the Internet and wireless communications networks declines, or does not grow as quickly as we anticipate, our customers may experience lower demand for the electronic devices that use our products, and our net sales may suffer. We cannot be certain that the markets for these products will continue to grow as rapidly as they have in the past or that a significant slowdown in these markets will not occur.

In addition, we have experienced, and may experience in the future, shortages of LCDs and semiconductors caused by industry market trends or by natural disasters, such as earthquakes, that are outside of our control. These shortages may increase the costs of components used in those products containing our products. This may cause an increase in the cost of such products, thus lowering the demand for such products.

Finally, the semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns and wide fluctuations in supply and demand. This has caused significant variances in product demand, production capacity and rapid erosion of average selling prices. Industry-wide fluctuations in the future could result in pricing pressure on our products as well as lower demand for our products. If such fluctuations were to occur, they could materially adversely affect our operating margins and net sales.

Fluctuations in our quarterly operating results due to factors such as changes in the demand for electronic devices that utilize our products could adversely affect the trading price of our ordinary shares and/or our ADSs.

We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful indicators of our future results of operations, and they should not be relied upon as an indication of our future performance. If our quarterly operating results fail to meet the expectations of securities analysts, the trading price of our ordinary shares and/or our ADSs could be adversely affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future depending upon a number of factors described below and elsewhere in this Risk Factors section, including many factors that are beyond our control. These factors include:

•	changes in demand for devices that use our products;

•	market conditions in the semiconductor industry and the economy as a whole;

•	the timing and cancellation of customer orders;

•	the level of orders received that can be shipped in a quarter;

•	the availability of third party semiconductor foundry, assembly and test capacities;

•	fluctuations in manufacturing yields;

•	delays in the introduction of new products;

•	changes in the mix of sales of higher margin products and lower margin products;

•	seasonal changes in demand during the year-end holiday season for devices that use our products; and

•	the amount of legal and other expenses incurred in a particular quarter.

In addition, the trading price of our ordinary shares and/or our ADSs may be affected by factors such as: significant price and volume fluctuations in our ordinary shares and/or our ADSs and financial markets in the U.S. and other countries, as well as relatively thin trading volume of our ordinary shares and/or our ADSs on Nasdaq and the HKSE, respectively. Further, the trading markets for our ordinary shares and/or our ADSs are affected by the research reports that securities or industry analysts publish about us or our business. We do not have control over such coverage. If one or more analysts were to downgrade our ordinary shares and/or our ADSs, the price of our ordinary shares and/or our ADSs may decline. If one or more analysts cease coverage of our company or does not regularly publish reports on us, we may lose visibility in the financial markets, which could cause the price of our ordinary shares and/or our ADSs or trading volume to decline.

If orders for our products are cancelled or deferred, our net sales, operating margins and net income could be substantially reduced.

Orders for our products can be cancelled or deferred with little notice from and without significant penalty to our customers. A significant portion of our net sales in any financial reporting period depends on orders booked and shipped in that period. If a large amount of orders placed is cancelled or deferred, our net sales in that period could be substantially reduced. Since we do not have significant non-cancellable backlog, we typically plan our production and inventory expenses based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. In particular, in response to anticipated lengthy lead times, which in the past have been as much as ten weeks or more, to obtain inventory and materials from our suppliers, we place orders with these suppliers in advance of anticipated customer demand, which can result in excess inventory if the expected orders fail to materialize. We also expect to increase our expenses for personnel and new product development. It is difficult for us to reduce our production, inventory, personnel and new product development expenses quickly in response to any shortfalls in net sales resulting from cancelled or deferred orders. As a result, any cancellation or deferral of orders would not only harm our net sales, it would also likely have a disproportionately adverse effect on our operating margins and net income.

A substantial portion of our net sales is generated by a small number of customers. If any of these customers delays or reduces its orders, our net sales and earnings may be harmed.

Historically, a relatively small number of customers has accounted for a significant portion of our net sales in any particular period. We have no long-term volume purchase commitments from any of our significant customers. We cannot be certain that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods or that we will be able to obtain orders from new customers. In addition, some of our customers, acting as intermediary manufacturers, supply products to end-market purchasers, and any of these end-market purchasers could choose to reduce or eliminate orders for our customers’ products. This would in turn lower our customers’ orders for our products.

In 2004, one customer accounted for 10% or more of our net sales (17.5%) and our top five customers accounted for 46.5% of our net sales. In 2003, one customer accounted for 10% or more of our net sales (13.5%) and our top five customers accounted for 41.2% of our net sales. In 2002, two customers accounted for 10% or more of our net sales (18.6% and 15.9%, respectively) and our top five customers accounted for 57.0% of our net sales. The variations in sales to these customers as a percentage of our total net sales have been caused by a number of factors, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales. The reduction, delay or cancellation of orders from one or more of our significant customers would have a disproportionately negative impact on our results of operations.

If we cannot compete effectively against new and existing competitors, our net sales and gross margins could be harmed.

Our ability to compete successfully in the market for integrated circuit products depends on factors both within and outside our control, including: our success in designing and subcontracting the manufacture of new products that implement new technologies and satisfy our customers’ needs; the performance of our products across a variety of parameters such as reliability and cost efficiency; the price of our products and those of our competitors; our ability to control production costs; and the features of our competitors’ products.

We believe our principal competitors include Linear Technology, Maxim Integrated Products, and Texas Instruments. For example, in the computer end-market, we compete primarily with (i) Texas Instruments in CardBus products and battery charger products for notebook computers and DC/DC converters for systems and microprocessor support, (ii) Maxim Integrated Products in battery charger products for notebook computers and (iii) Linear Technology in DC/DC converters for systems and microprocessor support. We also compete with other competitors such as (i) Microsemi in CCFL inverters products for the backlighting of LCD displays in the computer, consumer electronics and industrial end-markets, (ii) Intersil in DC/DC converters for systems and microprocessor support and (iii) Ricoh in CardBus products for notebook computers. There is also competition from the internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Toshiba and Fujitsu. In addition to these competitors, other integrated circuit companies may decide to enter the market with mixed-signal integrated circuit products that compete with our products or incorporate functions similar to those provided by our products.

Some of our competitors, such as Texas Instruments, have greater name recognition, their own manufacturing capabilities, significantly greater financial and technical resources, and the sales, marketing and distribution strengths that are normally associated with large multinational companies. These competitors may also have pre-existing relationships with our customers or potential customers. These competitors may be able to introduce new technologies more quickly, address customer requirements more rapidly and devote greater resources to the promotion and sale of their products than we do. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products themselves or obtain third-party manufacturing capability when we are unable to do so.

If we do not develop and introduce new products in a timely manner, our net sales and gross margins could be harmed.

Our success depends upon our ability to develop and introduce new products selected for design into products for the consumer electronics, computer, industrial and communications markets. If we are unable to develop new products in a timely manner, our net sales will suffer. In addition, because our gross margins typically decline over the life cycle of our products as a result of competitive pressures and voluntary pricing arrangements, any failure to develop new products in a timely manner will likely cause our gross margins to decline. The development of our new products is highly complex, and from time to time we have experienced delays in the introduction of new products of as much as eight-to-twelve weeks or more. Successful product development and introduction of new products depend on a number of factors, including the following:

•	accurate new product definition;

•	timely completion of new product designs;

•	achievement of manufacturing yields;

•	timely and cost-effective production of new products; and

•	timely delivery of new third-party supplied products used as key components in devices that incorporate our products.

We often incur significant expenditures in the development of a new product without any assurance that it will be selected for design into our customers’ products. If we incur such expenditures but fail to be selected, our results of operations will be adversely affected and may fluctuate significantly from period to period. Furthermore, even if our products were selected for design into our customers’ products, we cannot be certain that these products will be commercially successful or that we will benefit from any associated sales.

It is difficult to evaluate our future prospects, and we cannot assure you that we will not incur future losses.

Our past results cannot be relied upon to predict our future performance. We incurred net losses in each year prior to the year ended December 31, 1999. We then experienced significant quarter-to-quarter sales growth in each of the years ended December 31, 2001, 2002 and 2003. However, in the first quarter ending March 31, 2004, in the third quarter ending September 30, 2004 and in the first quarter ending March 31, 2005, we experienced a decrease in net sales compared to the previous quarter. Our net sales are subject to fluctuation from quarter to quarter, our previous overall growth may not continue, and we may not be able to sustain or increase profitability in the future. We anticipate that our expenses will increase substantially in the foreseeable future as we continue to develop and seek to protect our technology and expand our product offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our net sales sufficiently to offset our increased expenses. If we fail to increase our net sales to keep pace with our increased expenses, we may again experience net losses in future periods, which could cause the trading price of our ordinary shares and/or our ADSs to decline.

If we cannot adapt our product offerings to respond to rapid technological changes, our net sales will be harmed.

The markets for consumer electronics, computer, industrial and communications products, and the components used in these products, are characterized by rapidly changing technology and very frequent new product introductions by our direct customers and our competitors. For example, the microprocessor, display and battery technologies with which our products inter-operate change very rapidly. Although our products integrate analog and mixed-signal circuits and therefore have substantially longer life-cycles than digital integrated circuits, we must still update our products or introduce new ones on a regular basis. If we do not respond in a timely manner to technological changes and new product introductions by our direct customers and competitors, we will be unable to maintain and grow our product sales. In addition, the emergence of significantly more efficient or cost-effective microprocessor, display and battery technologies could lessen the need for the power management functionality of our products, which would harm our net sales.

We depend on third parties to manufacture, assemble and test our products and, if they are unable to do so, our ability to ship products and our business and results of operations will be harmed.

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Four foundries, CSMC, TSMC, UMC and X-FAB, manufactured most of the integrated circuit products that we sold in 2004. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice. Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. The term “wafers” refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. Our foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

There are other significant risks associated with our reliance on these outside foundries, including the disruption in our ability to ship products caused by the length of time, as much as six-to-12 months, required for us to find alternative foundries for existing or new products; the reduction or elimination of deliveries to us by these outside foundries caused by a sudden increase in demand for semiconductor devices or a sudden reduction or elimination of manufacturing capacity by any existing manufacturers of semiconductor devices; the unavailability of, or delays in obtaining access to, key process technologies used by these foundries; and the susceptibility of our outside foundries to production interruptions resulting from natural disasters, such as the interruptions experienced in Taiwan in the past due to earthquake activity. Any of these events could cause our outside foundries to reduce or eliminate deliveries to us and cause disruption in our ability to ship products to our customers which could negatively affect our business and results of operations.

We also rely on independent subcontractors to assemble and test substantially all of our integrated circuit products. We do not have long-term agreements with any of these subcontractors but obtain services from them primarily on a purchase order basis. Our reliance on these subcontractors involves risks such as reduced control over delivery schedules, quality assurance and costs. These risks could result in product shortages or increase our costs of manufacturing, assembling or testing our products. If these subcontractors were unable or unwilling to continue to provide assembly and test services and deliver products at acceptable quality, yields and costs or in a timely manner, our business would be seriously harmed. We would also have to identify and qualify substitute subcontractors, which would be time consuming and costly and could result in unforeseen operational difficulties.

Sales of our products could decline if our products fail to support evolving industry standards.

Our net sales are derived from sales of integrated circuit products that are components of electronic devices built to industry standards and widely accepted specifications. For example, the hardware specification for the voltage of most notebook computers is currently either 3.3 or 5.0 volts and the software used to control the power management functions of many notebook computers conforms to the industry’s Advanced Configuration Power Interface specification. Our products must be designed to conform to these standards and specifications in order to achieve market acceptance. Technology standards and specifications continually evolve, and we may not be able to successfully design and manufacture new products in a timely manner that conform to these new standards or specifications. Additionally, new products we develop to conform to new specifications may not be accepted in the market.

Defects in our products could result in significant costs and could impair our ability to sell our products.

Detection of any significant defects in our products may result in, among other things, loss of or delay in market acceptance and sales of our products, diversion of development resources, injury to our reputation and increased service and warranty costs. Because our products are complex, they may contain defects that can be detected at any point in a product’s life cycle. These defects could harm our reputation, which could result in significant costs to us and could impair our ability to sell our products. The costs we may incur in correcting any product defects may be substantial and could materially adversely affect our results of operations. While we continually test our products for defects and work with customers through our customer support services to identify and correct problems, defects in our products may be found in the future. Testing for defects is complicated in part because it is difficult to simulate the highly complex environments in which our customers may use our products. In the past, we have discovered defects in our products and have experienced delays in the shipment of our products. These delays have principally related to new product update releases. To date, none of these delays has materially affected our business. However, product defects or delays in the future could be material, and could adversely affect our reputation and our ability to sell our products.

We have substantial international operations that expose us to risks specific to the countries in which we operate.

As of June 30, 2005, a substantial portion of our operations, approximately 74% of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in Japan, Korea, the PRC, Singapore and Taiwan. We expect our international operations to grow and international sales to continue to account for a substantial portion of our net sales.

We are subject to risks specific to our international business operations, including:

•	the risk of supply disruption, production disruption or other disruption arising from the outbreak of any severe communicable disease or other widespread health problems;

•	the risk of potential conflict and further instability in the relationship between Taiwan and the PRC;

•	risks related to international political instability and to the recent global economic turbulence and adverse economic circumstances in Asia, such as in Japan and Korea;

•	unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, such as the attacks of September 11, 2001 in the U.S. and other military or security operations, particularly with regard to the conflicts in the Middle East involving Iraq;

•	unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes, such as the change to the tax code of Taiwan in 2001 that resulted in a higher income tax rate on our retained earnings;

•	tariffs and other trade barriers, including current and future import and export restrictions;

•	difficulties in staffing and managing international operations;

•	adverse effects of changes in foreign currency exchange rates on our results of operations, in particular the exchange rates between the U.S. dollar, the Renminbi (the legal currency of the PRC) and the New Taiwan dollar (the legal currency of Taiwan), limited ability to enforce agreements and other rights in foreign countries;

•	changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivables;

•	burdens and costs of compliance with a variety of foreign laws;

•	expropriation of private enterprises; and

•	reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.

In addition, the geographical distances between Asia, the U.S., the Cayman Islands and Europe also create a number of logistical and communication challenges. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

In addition, our reporting currency is the U.S. dollar. However, a significant portion of our operating expenses is denominated in currencies other than the U.S. dollar, primarily the New Taiwan dollar and the Renminbi. As a result, appreciation or depreciation of other currencies in relation to the U.S. dollar could result in material transaction or translation gains or losses that could adversely affect, or cause fluctuations in, our results of operations. We do not currently engage in currency hedging activities.

Our ability to manage growth will affect our ability to achieve and maintain profitability.

Our ability to maintain profitability will depend in part on our ability to implement and expand operational, customer support and financial control systems and to train and manage our employees. We may not be able to augment or improve existing systems and controls or implement new systems and controls in response to future growth, if any. In addition, we will need to expand our facilities to accommodate the growth in our personnel. Any failure to manage growth could divert management attention from executing our business plan and adversely affect our ability to expand our business successfully. Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our resources. In order to grow successfully, we will need to maintain close coordination among our executive, engineering, accounting, finance, marketing, sales, operations and customer support organizations, particularly in light of the internationally dispersed nature of our operations.

If we fail to protect our intellectual property rights, competitors may be able to use our technology or trademarks, and this could weaken our competitive position, increase our costs, reduce our margins and reduce our net sales.

Our success is heavily dependent upon our proprietary technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology and prevent competitors from using our technology in their products. These laws and procedures provide only limited protection. Our patents may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringement.

Our ability to sell our products and prevent competitors from misappropriating our proprietary technology and trade names is dependent upon protecting our intellectual property. Despite the precautions we take, unauthorized third parties may copy aspects of our current or future products or obtain and use information that we regard as proprietary. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of software, circuit design or semiconductor design is difficult and some countries’ laws do not protect our proprietary rights to the same extent as the laws of the United States, Hong Kong and other developed countries. We have in the past and currently have initiated litigation to protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources, and could also result in a decision that our intellectual property is invalid or unenforceable and, could adversely affect our business, future results of operations and financial condition. See the section headed “Business—Intellectual Property” in this prospectus.

We will need to recruit and retain qualified personnel to grow our business successfully.

Our future success will depend on our ability to attract and retain experienced sales, research and development, marketing, customer support and management personnel. If we do not attract and retain these personnel, our ability to grow our business, sell our products, enter new markets and increase our share of existing markets could be harmed. There can be no assurance that we will be successful in hiring for these positions in the near future. Our sales strategy requires that we hire additional direct sales persons and independent sales representatives in our major markets. Moreover, our independent sales representatives and direct sales personnel must market our products effectively and be qualified to provide timely and cost-effective customer support and service. If they are unable to do so or if we are unable to expand these organizations, this could harm our ability to increase our net sales and limit our ability to sell our products or expand our market share. Competition for qualified personnel in digital, analog and mixed-signal integrated circuit design is intense. In the past, we have experienced difficulty in recruiting qualified personnel, especially technical and sales personnel. As we intend to expand the scope of our international operations, this will require us to attract experienced management, research and development, marketing, sales and customer support personnel for our international offices. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining such personnel. In addition, new employees generally require substantial training in our design methodology, design flow and technology, which in turn requires significant resources and management attention. There is a risk that, even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not be successful in our efforts. In that event, our costs of doing business would increase without a corresponding increase in net sales.

Our success will depend to a significant extent on the continued service of our executive officers, including Sterling Du, our chief executive officer and chairman of our board, and other key employees, including key sales, consulting, technical, marketing and legal personnel. If we lose the services of one or more of our executives or key employees, our business and ability to implement our business objectives successfully could be harmed, particularly if one or more of our executives or key employees decides to join a competitor or otherwise compete directly or indirectly with us.

Our transfer pricing procedures may be challenged, which may subject us to higher taxes and adversely affect our earnings.

Transfer pricing refers to the prices that one member of a group of affiliated corporations charges to another member of the group for goods, services or the use of intellectual property. If two or more affiliated corporations are located in different countries, the laws or regulations of each country generally will require that transfer prices be the same as those charged by unrelated corporations dealing with each other at arm’s length. If one or more of the countries in which our affiliated corporations are located believe that transfer prices were manipulated by our affiliated corporations in a way that distorts the true taxable income of the corporations, the laws of such countries could require us to redetermine transfer prices and thereby reallocate the income of our affiliate corporations in order to reflect such income clearly. Any reallocation of income from one of our corporations in a lower tax jurisdiction to an affiliated corporation in a higher tax jurisdiction would result in a higher overall tax liability to us. Moreover, if the country from which the income is being reallocated does not agree to the reallocation, the same income could be subject to taxation by both countries.

We have adopted transfer pricing agreements with our subsidiaries located in the United States, the PRC, Taiwan, Japan and Singapore to regulate inter-company transfers. A transfer pricing agreement is a contract for the transfer of goods, services or intellectual property from one corporation to a related corporation that sets forth the prices that the related parties believe are those charged by unrelated corporations dealing with each other at arm’s length. We have entered into these types of agreements because a portion of our assets, such as intellectual property developed in our U.S. and foreign subsidiaries, is transferred among our affiliated corporations. In such agreements, we have determined transfer prices that we believe are the same as the prices that would be charged by unrelated parties dealing with each other at arm’s length. In this regard, we are subject to risks not faced by other companies with international operations that do not create inter-company transfers. If the taxing authorities of any jurisdiction, including Taiwan and the United States, were to challenge these agreements successfully or require changes in our transfer pricing practices, we could become subject to higher taxes and our earnings would be adversely affected. We believe that we operate in compliance with all applicable transfer pricing laws in all of the jurisdictions in which we operate. However, there can be no assurance that we will continue to be found to be operating in compliance with transfer pricing laws, or that such laws will not be modified, which, as a result, may require changes to our transfer pricing practices or operating procedures. Any determination of income reallocation or modification of transfer pricing laws could result in an income tax assessment of the portion of income deemed to be derived from the taxing jurisdiction that so reallocates the income or modifies its transfer pricing laws.

Third parties have asserted, and in the future could assert, that our products infringe their intellectual property rights. These claims could harm our ability to sell our products and expose us to litigation.

As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies or products and alleging infringement of certain of their intellectual property rights. We may receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers, we could be enjoined from selling selected products such as our inverter or power products or could be required to pay royalties to third parties. Third-party infringement claims, with or without merit, have been and could continue to be time consuming, result in substantial diversion of our resources and potentially significant litigation costs, including costs related to any damages we may owe, cause product shipment delays or require us to enter into license agreements. Such license agreements may not be available on acceptable terms, or at all. Any such event could seriously harm our business and our results of operations. We expect that semiconductor companies will increasingly be subject to infringement claims as the number of products and competitors in the semiconductor industry grows. See the section headed “Business—Intellectual Property” in this prospectus.

From time to time, in the normal course of business, we agree to indemnify third parties with whom we enter into contractual relationships, including customers and parties to other transactions with us, with respect to certain matters. We have agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that our products when used for their intended purposes infringe the intellectual property rights of such other third parties or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to our limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. To date, we have not made any payments under these obligations.

Until all outstanding litigation is resolved, we will continue to incur substantial legal expenses that vary with the level of activity in the legal proceedings. This level of activity is not entirely within our control as we may need to respond to legal actions. Consequently, we may find it difficult to predict the legal expenses for any given period, which will impair our ability to forecast our results of operations for that period. It is likely that these expenses will increase leading up to and during our trials scheduled for November 2005, December 2005, August 2006 and September 2006.

Monolithic Power Systems, or MPS, has alleged that certain of our products infringe on one of its patents and a continuation of that patent. On May 28, 2004, the U.S. District Court for the Northern District of California granted our motion for summary judgment that MPS lacked evidence of damages. On July 18, 2005, we received a jury verdict that all claims asserted by MPS were invalid. The verdict is subject to post-trial motions by MPS to overturn the verdict, entry of judgment by the court and possible subsequent appeal by MPS. Given the inherent uncertainties in litigation, there cannot be any assurance that we will prevail in any particular litigation matter, and we cannot predict the outcome of any such litigation. If any party were to prevail in its claims against us, our rights to certain patents and results of operations could be materially adversely affected. In any litigation arising from claims that we infringe on the intellectual property rights of others, an adverse result could involve an injunction to prevent the sales of a material portion of our products, and a reduction or the elimination of the value of related inventories, any of which could have a material adverse effect on our net sales, results of operations and financial condition. This risk factor only provides a brief discussion of the legal proceedings in which we are involved and related events. You are advised to read the descriptions of our material litigation in the section headed “Business — Intellectual Property” in this prospectus.

We may be subject to lawsuits from third parties.

We are a defendant or plaintiff in actions that arise in the normal course of business as well as actions that arose as counterclaims in response to our patent infringement actions, including actions for antitrust, unfair competition and interference. While we currently believe the amount of ultimate liability, if any, with respect to these actions will not materially affect our financial position, overall trends in results of operations, or liquidity, the ultimate outcome of any litigation or claim is uncertain, and the impact of an unfavorable outcome could be material to us.

We have incurred, and continue to incur, significant costs with respect to corporate governance and financial reporting compliance.

To comply with the requirements of the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities Exchange Commission, or SEC, and adopted by the Nasdaq in response to Sarbanes-Oxley, we have made changes to our financial reporting, securities disclosure and corporate governance practices. We may incur increased legal and financial compliance costs due to these new or revised rules, regulations, and listing requirements and management time and resources may be re-directed to implement our compliance initiatives. These rules may make it more difficult for us to attract and retain qualified executive officers and members of our board, as well as make it more costly to obtain liability insurance coverage for our officers and directors.

In particular, the Sarbanes-Oxley Act requires that, among other things:

•	our chief executive officer and chief financial officer personally certify our annual report on Form 20-F which is filed with the SEC each year, which certification includes statements as to the accuracy and fair presentation of the report’s disclosure, the establishment and maintenance of controls and procedures related to our disclosure and issues regarding our internal accounting controls;

•	we refrain from making most types of loans to our officers and directors after the adoption of that Act or from making any material modifications to loans that existed prior to the adoption of the Act;

•	our audit committee

•	pre-approve all audit and non-audit services provided by our outside auditor except for de minimis services;

•	be directly responsible for the appointment, compensation and oversight of the work of our outside auditor;

•	establish procedures for the receipt and treatment of complaints received by us regarding accounting, controls or auditing matters and any confidential submissions by our employees regarding questionable accounting or auditing;

•	comprise independent directors, as defined under the Sarbanes-Oxley Act and applicable Nasdaq rules; and

•	we furnish a report in certain SEC filings in the future pursuant to Section 404 of the Sarbanes-Oxley Act, as discussed in the following risk factor.

The Nasdaq has also implemented new rules following the adoption of the Sarbanes-Oxley Act, including a rule which requires that a majority of our board must be independent (within the meaning of the Nasdaq’s rules).

If we fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately. As a result, we may fail to meet our reporting obligations and current and potential holders of ADSs and/or ordinary shares could lose confidence in our financial reporting, which could adversely affect the trading price of our ADS and/or ordinary shares.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our results of operations could be misstated, our reputation may be harmed and the trading price of our ADSs and/or ordinary shares could be adversely affected. In connection with the audit of our financial statements for the years ended December 31, 2002, 2003 and 2004, in May 2005 our independent registered public accounting firm reported to our audit committee a matter that was a “reportable condition” in our internal controls as defined in standards established by the American Institute of Certified Public Accountants. In general, reportable conditions are significant deficiencies in a company’s internal controls that, in the auditor’s judgment, could adversely affect the ability to record, process and report financial data consistent with the assertions of management in the financial statements. During 2005, we devoted significant resources to remediate and improve our internal controls. We believe that these efforts have remediated the concerns that gave rise to the “reportable condition.” However, we cannot be certain that our controls over our financial processes and reporting will continue to be adequate in the future. Any failure of our internal controls over financial reporting could cause us to fail to meet our reporting obligations, including those with the SEC and the HKSE.

In addition, under Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our auditors have issued an attestation report on management’s assessment of such internal controls. We are still performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging.

During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective. If we were unable to assert that our internal control over financial reporting is effective (or if our auditors were unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the price of our ordinary shares and/or our ADSs.

Changes in accounting standards for stock option plans may impact our results of operations and our ability to use stock options to recruit, retain and motivate employees.

The Financial Accounting Standards Board has published revisions to Statement of Financial Accounting Standards No. 123, or SFAS 123R, that require all public entities to treat the value of stock options granted to employees as an expense. As a public entity under SFAS 123R, we are required to record, as of the first annual reporting period beginning after June 15, 2005, a compensation expense equal to the value of each stock option granted. This expense would likely be recognized over the vesting period of the stock option. The requirement to expense stock option grants reduces the attractiveness of granting stock options because the additional expense associated with these grants may adversely affect our results of operations. Accordingly, we may not be able to attract and retain key personnel if any future adverse effects on our profitability resulting from the application of SFAS 123R compel us to reduce the scope of our employee stock option plans. In addition, as a result of the requirement to adopt SFAS 123R to expense stock option grants beginning with the first fiscal year after June 15, 2005, our future profitability may be reduced.

RISKS RELATING TO THE SEMICONDUCTOR INDUSTRY

The demand for integrated circuits is dependent on the performance of the industries in which they are employed, which is subject to factors beyond the control of any integrated circuit manufacturer or designer.

The demand for integrated circuits is generally cyclical in nature as such demand is subject to, among other things, fluctuations in demand for the end applications in which they are used. Integrated circuits are used in a diverse range of products such as LCD monitors and LCD televisions, notebook computers, Internet security devices, mobile phones, GPS and portable media players. Market conditions for these end products may be volatile. The semiconductor industry has, at various times, experienced significant economic downturns characterized by production overcapacity, reduced product demand, and a rapid erosion of average selling price. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand. As a result, periods of overcapacity in the industry have frequently followed periods of increased demand and we expect this pattern to be repeated in the future. In addition, future downturns in the markets for consumer electronics, computers, industrial and communication products in which integrated circuits are used may be severe and could seriously harm our business or delay the launch of our new products. We cannot assure you that we will be able to anticipate future market downturns in these end markets or that any downturn would not have a material adverse effect on our financial condition or results of operations. For more information on the power management integrated circuits market industry as a whole, see the section headed “Industry Overview” in this prospectus.

The price of integrated circuits declines over the product life cycle due to technology advances and we may not be able to respond to rapid technological changes.

The semiconductor industry is characterized by rapidly changing technology and the frequent introduction of new products. As a result, the price of each integrated circuit product typically declines over its product life cycle, reflecting product obsolescence, and decreased demand as customers shift to more advanced products and increased competition as more integrated circuit producers are able to produce similar products in larger numbers. The price decline with respect to a product generally accelerates when the next evolution of that product is accepted by the market and no new applications can be found for such product. Therefore, our success depends on our continued ability to deliver innovative products that will be accepted by the market. Failure to do so on a timely basis and with minimal disruption to production and delivery may adversely affect our results of operations and financial condition. If we do not continually produce advanced products that will be accepted by the market, the average selling price of our products will decrease and our net sales of such products may also decrease as our customers may purchase a greater proportion of products from our competitors.

Integrated circuit producers typically have lengthy and expensive development cycles.

The sales cycle for integrated circuit products is long and requires the investment of significant resources with each potential customer without any assurance of sales. Using our operations as an example, it can take six to 24 months or more for us to design, develop and ship a product to our customers. At any time during or after this development cycle, we work with the customer for inclusion of our product into the customer’s product. The customer’s product design development cycle can take six to 18 months or more. Once both of these cycles are complete, it usually takes an additional three-to-nine month period before a brand owner commences volume production of end products that incorporate our finished products. This fairly lengthy development cycle creates the risk that customers will decide to cancel or change specifications for their products. Any changes in the specifications for products may lead to increased production time and costs.

The manufacturing of integrated circuits is subject to the availability of raw materials.

The supply of integrated circuits is dependent on the consistent supply of raw materials to contract manufacturers. These raw materials have historically been subject to fluctuations in supply. The unavailability of raw materials to contract manufacturers, for whatever reason, may result in a reduction in supply of integrated circuits the average cost price of each integrated circuit, either of which may have an adverse effect on our results of operations.

Many of our integrated circuit contract manufacturers and our customers are vulnerable to natural or man-made disasters and other events outside of our control.

A substantial number of integrated circuit contract manufacturers and our customers are located in Taiwan. As a result, many integrated circuit producers are dependent on the infrastructure supporting the companies in Taiwan and their ability to avoid damages from earthquakes, floods, power losses and similar events. It is not certain whether the general infrastructure in Taiwan is sufficient or adequate to avoid or mitigate the effects of these disruptive events.

Taiwan is susceptible to earthquakes and typhoons. In recent years, it has experienced severe earthquakes and typhoons that caused significant property damage and loss of life. These earthquakes and typhoons caused damage to production facilities and adversely affected the operations of many integrated circuit and integrated circuit-related companies. There can be no assurance that future earthquakes and typhoons will not occur and result in major damage to the facilities of our customers or contract manufacturers. If we are not able to replace capacity from other contract manufacturers or our orders from customers decrease as a result of such event, there may be a material adverse effect on our results of operations.

A decrease in demand or the selling price of end-use products of integrated circuit products may adversely affect demand and pricing for our products and may result in a decrease in our net sales and earnings.

A significant percentage of our net sales is derived from customers who purchase integrated circuits for consumer electronics, personal computers and communications products. Any significant decrease in the demand for such end-use products may decrease the demand for our products and adversely affect our results of operations. In addition, a decline in the price of such end-use products could place significant downward pressure on the prices of components, including our integrated circuits, that are used in such end-use products. If the average selling price of such products decreases, the pricing pressure on our products could reduce our gross margins.

RISKS RELATING TO CONDUCTING OPERATIONS IN THE PRC

A slowdown in the growth of the PRC’s economy may affect our growth and profitability.

Our business is increasingly dependent upon the economy and business environment in the PRC. However, the growth of the PRC’s economy has been uneven across geographic regions and economic sectors. Several years ago, the PRC’s economy also experienced deflation, which may recur in the future. There can be no assurance that the growth of the PRC’s economy will be steady or uniform. In addition, a slowdown in the growth of the PRC’s economy may affect our growth and profitability.

Changes in the PRC’s political and economic policies could affect our business.

A significant portion of our international operations is conducted in the PRC. Accordingly, our results of operations, financial condition and prospects are, to an extent, subject to the economic, political and legal climate of the PRC. Since 1978, the PRC government has undertaken various reforms of its economic systems and, as a result, the PRC’s economy has transitioned from a planned economy to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the PRC government have had a positive effect on the economic development of the PRC, we cannot assure you that future economic reforms will not have an adverse effect on our business, financial condition or results of operations.

In addition, the PRC’s economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include economic structure, level of government involvement in the economy, level of development, level of capital reinvestment, control of foreign exchange, methods of allocating resources and the balance of payments position. As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to those of the OECD member countries.

Limits placed on technology exports from certain countries and imports into the PRC could substantially harm our business and results of operations.

Our growth depends on our ability to export process know-how and other technologies from certain countries and import such technologies into the PRC. Any restrictions placed on the export or import of technologies could adversely affect our growth and substantially harm our business. In particular, the United States requires us to obtain licenses to export certain technologies from it. If we are unable to obtain such export licenses in a timely manner, our business and results of operations could be adversely affected.

In July 1996, 33 countries ratified the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies, or the Wassenaar Arrangement, which established a worldwide arrangement to restrict the transfer of conventional arms and dual-use goods and technologies. Under the terms of the Wassenaar Arrangement, the participating countries, including the United States, have restricted exports of technology, equipment, materials and spare parts that potentially may be used for military purposes in addition to their commercial applications to the PRC. While the U.S. no longer controls the export of general purpose semiconductors or microprocessors to civil end users in China, the equipment used to manufacture sophisticated semiconductors is tightly controlled for national security reasons by the U.S. and other signatories of the Wassenaar Arrangement. To the extent that the technology, equipment, materials or spare parts used in our manufacturing processes are or become subject to the restrictions of the Wassenaar Arrangement, our ability to procure these products and technology could be impaired. Accordingly, our business and results of operations could be adversely affected. There could also be a change in the export license regulatory regime in the countries from which we purchase equipment, materials and spare parts that could delay our ability to obtain export licenses for the equipment, materials, spare parts and technology we require to conduct our business. There can be no assurance going forward that such technology transfers will comply with export control or licensing laws of the U.S. or other countries.

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities and overseas investments by PRC residents may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.

In January 2005, the State Administration of Foreign Exchange, or the SAFE, issued certain regulations, or the SAFE Regulations, to regulate offshore investment activities by PRC residents who directly or indirectly establish or control overseas entities. The regulations are aimed at transactions by PRC residents that move their PRC assets into offshore vehicles controlled by them, and to prohibit PRC residents from engaging in transactions whereby shares in PRC companies or PRC properties owned by PRC residents are exchanged for shares in offshore companies or offshore properties owned by them without confirmation from the SAFE. The SAFE intends to monitor the activities of these offshore investment activities on an on-going basis, including any further capitalizations, shareholder loans, profit repatriation, and reinvestment of profits.

In April 2005, the SAFE issued supplemental regulations that require PRC residents to register their interests in overseas entities with the SAFE and file amendment registrations if material events, such as changes in share capital, transfers of shares, mergers and acquisitions, spin-offs or divestitures or the use of PRC assets as security for offshore obligations, occur with respect to their overseas investments. The regulations further provide that failure to comply with the registration or amendment procedures may result in a restriction on the ability of a PRC company to obtain or renew foreign exchange registration certificates and to repatriate their profits offshore.

Although the SAFE Regulations are currently not applicable to us, we cannot be certain how the SAFE Regulations will be interpreted or implemented in the future. Accordingly, we cannot predict their impact on our future business operations or strategy in the PRC. In addition, if we decide to acquire a PRC company, we cannot assure you that we will be able to complete all necessary approval, filing and registration requirements successfully under the SAFE Regulations. This may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

The discontinuation of any of the preferential tax treatments currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Our PRC subsidiaries currently enjoy preferential tax treatment, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. Our subsidiary in Shanghai is subject to a 15% preferential enterprise income tax rate and certain business tax rebates (instead of the standard 33% enterprise income tax rate and 5% business tax rate) and our subsidiary in Beijing is subject to a 15% preferential enterprise income tax rate, with an income tax exemption for the years ended December 31, 2001, 2002 and 2003 and a 7.5% preferential enterprise income tax rate for the years ended December 31, 2004, 2005 and 2006. Until August 20, 2005, our subsidiary in Wuhan was subject to an 18% preferential enterprise income tax rate based on its status as a Hi-tech Enterprise. It is currently in the process of renewing such status with the relevant PRC authorities. Our subsidiaries in Chengdu are subject to a 33% enterprise income tax rate with an income tax exemption for two years commencing from their first profit year and a 16.5% preferential enterprise income tax rate for the following three years. In addition, our subsidiaries in Chengdu have the benefit of certain business tax rebates.

There have been various tax reform proposals in the PRC, and if any of our incentives are reduced or eliminated by government authorities in the future, our effective tax rates on a consolidated basis could increase significantly. We cannot assure you that we will continue to enjoy these preferential tax treatments in the future and the discontinuation of these preferential tax treatments could materially and adversely affect our business, financial condition and results of operations.

Further, under current PRC laws and regulations, our PRC subsidiaries do not pay any tax on any dividends or profit remittance made by our PRC subsidiaries to us, provided that such profits are permitted to be paid in accordance with PRC laws and regulations. However, we cannot assure you that such dividends and profit remittance will continue to be exempted from PRC income tax.

Devaluation or appreciation in the value of the Renminbi or restrictions on the convertibility of the Renminbi could adversely affect our business and results of operations.

The value of the Renminbi is subject to changes in the PRC government’s policies and depends to a large extent on domestic and international economic and political developments, as well as supply and demand in local markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars (the legal currency of Hong Kong) and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and with reference to current exchange rates on the world financial markets. Since then, including the period of the Asian financial crisis of 1997 and 1998, the official exchange rate for the conversion of Renminbi to the U.S. dollar was based on a peg. The PRC government had been under recent pressure from its trading partners to permit an appreciation of the Renminbi against the U.S. dollar to take account of the strong growth in the PRC’s exports. On July 21, 2005, the PRC changed its currency policy and abandoned the Renminbi peg to U.S. dollars in favor of a managed float of the Renminbi based on market demand and supply with reference to a basket of currencies and their weightings. As a result, the Renminbi appreciated slightly. As the Renminbi is allowed to move in a managed way, there can be no assurance that the Renminbi will not further appreciate or that other measures will not be introduced to address the concerns of the PRC’s trading partners. Any such appreciation of the Renminbi will increase the cost of our PRC operations in U.S. dollar terms (which is our financial reporting currency) and potentially adversely affect the pricing of our products exported from the PRC, which may have a material adverse effect on our business in the PRC. On the other hand, any devaluation of the Renminbi could result in an increase in volatility of other Asian currencies and capital markets. Accordingly, there can be no assurance that future exchange rate fluctuations between the Renminbi and the U.S. dollar will not have a material adverse effect on our financial condition and results of operations.

The PRC’s legal system embodies uncertainties that could adversely affect our business and results of operations.

Since 1978, many new laws and regulations have been promulgated in the PRC. Despite this activity to develop the legal system, the PRC’s system of laws is not yet complete. Enforcement of existing laws or contracts may be slow, uncertain or sporadic. It may also be difficult to enforce the judgment of a court of another jurisdiction. The relative inexperience of the PRC’s judiciary in many cases creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.

As a result of the changes occurring in the PRC’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities which could adversely affect our business and results of operations.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds from one PRC subsidiary to another in a timely manner.

We are a Cayman Islands company and a substantial portion of our operations is conducted through our PRC operating subsidiaries. The ability of these subsidiaries to make dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, these operating subsidiaries are permitted to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC operating subsidiaries, as wholly foreign-owned enterprises in the PRC, are required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year. Such cash reserve may not be distributed as cash dividends.

Distributions by our PRC subsidiaries to us other than as dividends may be subject to governmental approval and taxation. Any transfer of funds from us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by the PRC governmental authorities, including the SAFE and/or the relevant examination and approval authority. In addition, it is not permitted under PRC law for our PRC subsidiaries to lend money to one another directly. Therefore, it is difficult to change capital expenditure plans once the relevant funds have been remitted from us to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds from one PRC subsidiary to another in a timely manner.

RISKS RELATING TO THE ORDINARY SHARES, OUR ADSs AND THE GLOBAL OFFERING

The market price of our ordinary shares and/or our ADSs may be volatile and investors may not be able to sell their ordinary shares at or above the price at which they purchased their ordinary shares.

The initial offer price for the ordinary shares in this offering will be based on the trading price of ADSs on Nasdaq and may not be indicative of prices that will prevail in the trading markets. The financial markets in Hong Kong, the United States and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Volatility in the price of our ordinary shares and/or our ADSs may be caused by factors outside our control and may be unrelated or disproportionate to our results of operations. Accordingly, investors may not be able to resell their ordinary shares at or above the price at which they purchased their shares.

There will be a five business day time gap between pricing and trading of our ordinary shares offered in this offering and therefore holders of our ordinary shares are subject to the risk that the trading prices of our ADSs and our ordinary shares could fall during the period before trading of our ordinary shares begins.

The initial prices to the public of our ordinary shares sold in the global offering will be determined on the date of pricing. However, the ordinary shares will not commence trading on the HKSE until they are delivered and all of the conditions contained in the underwriting agreement for the Hong Kong public offering have been satisfied, which is expected to be five Hong Kong business days after the pricing date. As a result, investors may not be able to sell or otherwise deal in our ordinary shares during that period. Accordingly, holders of our ordinary shares are subject to the risk that the trading prices of our ADSs and our ordinary shares could fall before trading of our ordinary shares begins as a result of adverse market conditions or other adverse developments that could occur between the time of sale and the time trading of the ordinary shares begins.

The value of a shareholder’s investment may be reduced by possible future sales of ordinary shares or ADSs by us or our shareholders or the issue of ordinary shares under our employee stock option plans.

Future sales by us or our existing shareholders of substantial amounts of shares or ADSs in the public markets or the issue of ordinary shares under our employee stock option plans after the global offering could adversely affect prevailing market prices from time to time. We have undertaken to the HKSE that, except pursuant to the global offering or the related over-allotment option, at any time during the six-month period from the date on which dealings in our ordinary shares commence on the HKSE, we will not, without the prior consent of the HKSE and unless in compliance with the requirements of the listing rules of the HKSE, allot or issue or agree to allot or issue any shares or other securities (including convertible securities) or engage in similar transactions. We, our directors and our executive officers, have given a similar undertaking to the underwriters of the global offering. All other existing shareholders are, however, not subject to such restrictions. We may also decide to issue new shares once the foregoing restrictions lapse. Any such sale of securities, or the perception that such sales may occur, could depress the market price of our ordinary shares and/or ADSs and affect our ability to raise equity capital in the future.

In addition, the issue of ordinary shares in the global offering or our under employee stock option plans will cause dilution to the earnings per ordinary share and net tangible asset value per ordinary share for the relevant periods because of the increase in the number of outstanding ordinary shares.

We have never declared or paid dividends on our ordinary shares or other securities and do not anticipate paying dividends in the foreseeable future.

We have not declared or paid dividends on our ordinary shares or other securities since our incorporation of the company. We do not anticipate declaring any dividend in the foreseeable future. Future dividends, if any, will be at the discretion of our board and will depend upon our future results of operations, capital requirements, general financial condition, legal and contractual restrictions and other factors our board may deem relevant.

Provisions in our Memorandum and Articles of Association may discourage potential acquisition bids for us and prevent changes in our management that our shareholders may favor.

Provisions in our Memorandum and Articles of Association could discourage potential acquisition proposals and could delay or prevent a change in control transaction that our shareholders favor. These provisions could have the effect of discouraging others from making offers for our ordinary shares. As a result, these provisions may prevent the market price of our ordinary shares from reflecting the effects of actual or rumored takeover attempts and may prevent shareholders from reselling their ordinary shares at or above the price at which they purchased their ordinary shares. These provisions may also prevent changes in our management that our shareholders may favor. Our Memorandum and Articles do not permit shareholders to act by written consent, do not permit shareholders to call a general meeting and provide for a classified board of directors, which means shareholders can only elect a limited number of our directors in any given year. Furthermore, our board has the authority to issue up to 250,000,000 preference shares in one or more series. Our board can fix the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders but subject to any direction that may be given by the shareholders in a general meeting. The issuance of preference shares may delay or prevent a change in control transaction without further action by our shareholders or make removal of management more difficult.

As we are a Cayman Islands company, it could be difficult for investors to effect service of process on and recover against us or our directors and officers and our shareholders may face difficulties in protecting their interest.

We are a Cayman Islands company, and many of our officers and directors are residents of various jurisdictions outside the United States. A substantial portion of our assets and the assets of our officers and directors, at any one time, are and may be located in jurisdictions outside the United States. Although we have irrevocably agreed that we may be served with process in Santa Clara, California with respect to actions arising out of or in connection with United States federal securities laws relating to offers and sales of our ordinary shares and/or our ADSs, it could be difficult for investors to effect service of process within the United States on our directors and officers who reside outside the United States or to recover against us or our directors and officers on judgments of the United States courts predicated upon the civil liability provisions of the United States federal securities laws.

Our corporate affairs are governed by our charter documents, consisting of our Memorandum and Articles of Association, and by the companies law and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors are governed by Cayman Islands law, which are not as clearly established as under statutes or judicial precedent in jurisdictions such as the United States. While there is some case law in the Cayman Islands on these matters, it is not as developed as, for example, in the United States. In addition, the laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those established under statutes or judicial precedent in existence in the United States. Such differences may mean that our minority shareholders may have less protection than they would have under the laws of the United States. Due to the less protective nature of such laws in the Cayman Islands, our shareholders may have more difficulty in protecting their interests in the face of actions by our management or directors than would shareholders of a corporation incorporated in some other jurisdictions.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

We may be classified as a passive foreign investment company by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a passive foreign investment company, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a passive foreign investment company will be made on an annual basis and will depend on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a passive foreign investment company for U.S. tax purposes if, after the application of look-through rules, either (a) 75% or more of our gross income in a taxable year is passive income, or (b) the average percentage of our assets (by value) in a taxable year that produce or are held for production of passive income is at least 50%. Our judgment is not binding on the Internal Revenue Service. In the future, the valuation of our intangible assets will be based in part on the then market value of our ADSs and ordinary shares which is subject to change. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in the global offering. We cannot assure you that we will not be a passive foreign investment company for the current or any future taxable year. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

If you choose to become a holder of ADS after the global offering, you may not be able to exercise your right to vote.

If you become a holder of our ADSs, you may instruct the depositary of our ADSs to vote the ordinary shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting sufficiently enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry outvoting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercises your right to vote, and there is no guarantee that the ordinary shares underlying your ADSs would be voted as you requested.

The depositary for our ADSs may give us a discretionary proxy to vote the ordinary shares underlying your ADSs if as a holder of ADSs you do not vote at shareholders’ meetings which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote the ordinary shares underlying ADSs at shareholders’ meetings if the holder of the ADSs did not vote, unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy,

•	we think there is substantial shareholder opposition to the particular question, or

•	we think the particular question would have a material adverse impact on our shareholders.

The effect of this discretionary proxy is that holders of ADSs cannot prevent the ordinary shares underlying their ADSs from being voted, absent the situation described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to discretionary proxy.

If you choose to become a holder of ADSs, you may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available.

The depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian for our ADSs receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that ADS holders may not receive the distributions we make on ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of the ADSs.

Holders of ADSs may be subject to limitations on transfer of ADSs.

If you choose to become a holder of ADSs, your ADSs represented by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

USE OF PROCEEDS

The net proceeds of the global offering after deducting related estimated underwriting discounts and commissions and estimated offering expenses, and assuming an offering price of HK$             or US$             per ordinary share (being the Hong Kong dollar equivalent of the closing price of the ADSs on Nasdaq on         , 2005) and that the over-allotment option is not exercised in whole or in part, are estimated to be approximately HK$             million or US$             million. To effect our future plans, we currently intend to apply the net proceeds as follows:

•	for the construction and subsequent expansion of a semiconductor testing facility in China, including the purchase of properties, plant and equipment;

•	for research and development, including the hiring of, and provision of training to, additional design engineers located in the PRC, and engineering projects focused on existing product upgrades and next generation product development;

•	for investments related to securing production capacity, including but not limited to, making equity investments in our suppliers in the future if suitable opportunities arise;

•	for expansion of our operational infrastructure (including entering into new leases, setting up new offices and purchasing IT equipment; and

•	the remaining amount will be used as working capital and for other general corporate purposes, continued protection of our intellectual property and expansion of our sales and technical support staff in our targeted markets to develop and build stronger relationships with existing and prospective customers.

We expect to use the net proceeds from the global offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of any remaining net proceeds to acquire other technologies or other businesses when the opportunity arises. However, we currently have no commitments.

To the extent that the net proceeds of the global offering are not immediately applied for the above purposes, we intend to deposit the proceeds into interest bearing bank accounts or to invest in short-term investment grade debt securities.

DIVIDEND POLICY

We have never declared or paid dividends on our ordinary shares or other securities and do not anticipate paying dividends in the foreseeable future.

MARKET PRICE INFORMATION

The following table sets forth for the periods indicated the reported high, low, period end, and average trading prices on Nasdaq for our ordinary shares (from August 23, 2000 until October 14, 2005).

Calendar Period	High	Low	Period End	Average
	US$	US$	US$	US$
Annual
2000	26.00	6.75	7.50	13.45
2001	24.05	5.50	24.05	12.26
2002	25.28	5.30	9.75	13.94
2003	25.29	8.01	22.51	15.03
2004	24.98	9.04	11.44	14.66
Quarterly
First Quarter 2003	12.00	8.01	10.76	9.79
Second Quarter 2003	17.05	10.45	16.13	13.57
Third Quarter 2003	18.25	13.45	14.41	15.85
Fourth Quarter 2003	25.29	14.56	22.51	20.62
First Quarter 2004	24.98	14.10	17.12	19.63
Second Quarter 2004	18.30	13.44	17.03	15.80
Third Quarter 2004	16.20	9.04	10.75	11.66
Fourth Quarter 2004	13.16	10.27	11.44	11.75
First Quarter 2005	10.95	8.74	10.29	9.98
Second Quarter 2005	14.72	9.35	14.02	11.85
Third Quarter 2005	17.72	14.10	15.74	16.03
Monthly
May 2005	12.78	10.05	12.46	11.76
June 2005	14.72	13.20	14.02	13.75
July 2005	17.36	14.10	17.16	15.86
August 2005	16.93	15.27	16.73	16.22
September 2005	17.72	14.11	15.74	15.99
October 2005 (through October 14)	15.83	13.22	13.54	14.58

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the public offering price per ordinary share and the pro forma net tangible book value per ordinary share after the global offering. Dilution results from the fact that the per ordinary share offering price is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value at June 30, 2005 was US$176 million or US$0.0896 per ordinary share. Our pro forma net tangible book value at              was US$             million, or US$             per ordinary share. Pro forma net tangible book value per ordinary share represents the amount of total tangible assets less total liabilities, divided by the number of ordinary shares outstanding after giving effect to the 50-for-1 split of our ordinary shares which occurred on         , 2005.

After giving effect to our sale of              ordinary shares in this offering at the assumed public offering price of HK$             per ordinary share (being the Hong Kong dollar equivalent of the closing price of our ADSs on Nasdaq on         , 2005) and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of              would have been US$             million, or US$             per ordinary share. This represents an immediate increase in pro forma net tangible book value of US$             per ordinary share to existing shareholders and an immediate dilution of US$             per ordinary share to investors purchasing ordinary shares in the global offering. The following table illustrates this per share dilution:

Assumed initial public offering price per ordinary share		$(1)
Net tangible book value per ordinary share at June 30, 2005		$0.0896
Pro forma net tangible book value per ordinary share at June 30, 2005
Increase in pro forma net tangible book value per ordinary share attributable to the global offering
Pro forma net tangible book value per ordinary share after the global offering
Dilution per ordinary share to new investors	$

(1)	Based on an exchange rate of HK$7.77 per US$1.00, the noon buying rate on June 30, 2005 in The City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The foregoing discussion and table assume no exercise of any stock options outstanding as of         , 2005. As of         , 2005, there were options outstanding to purchase a total of              ordinary shares with a weighted average exercise price of US$             per ordinary share. We have also reserved an additional              ordinary shares for issuance under our stock plans. To the extent that these options are exercised, there will be an additional dilution to new investors.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005:

•	on an actual basis and assuming that our proposed 50-for-1 share split that was effected on , 2005 had occurred as of June 30, 2005; and

•	on an as adjusted basis to give effect to the sale of ordinary shares offered by us in the global offering at an assumed public offering price of HK$ per share (being the Hong Kong dollar equivalent of the closing price of our ADSs on Nasdaq on , 2005), after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, assuming an exchange rate of HK$ per US$1.00, the noon buying rate in The City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on such date.

	June 30, 2005
	Actual	As Adjusted
	(in thousands) (Unaudited)
Shareholders’ equity:
Ordinary shares, US$0.00002 par value per share; 4,750,000,000 shares authorized, 1,960,475,550 shares issued and outstanding, actual, shares issued and outstanding as adjusted	$39
Additional paid-in capital	140,204
Accumulated other comprehensive loss	(242)
Retained earnings	35,661

Total shareholders’ equity	175,662

Total capitalization	$175,662	$

The outstanding share information excludes the following:

•	an aggregate of ordinary shares issuable upon the exercise of options outstanding as of , 2005 having a weighted average exercise price of US$ per ordinary share; and

•	additional ordinary shares available for issuance under our stock plans.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

EXCHANGE RATE INFORMATION

For your convenience, this prospectus contains translations between U.S. dollars and Hong Kong dollars at HK$7.77 per US$1.00, the noon buying rate on June 30, 2005. The translation is not a representation that the HK dollars amounts could actually be converted into U.S. dollars at that rate.

The following tables set forth information concerning the noon buying rates in The City of New York for cable transfers in Hong Kong dollars, as certified for customs purposes by the Federal Reserve Bank of New York, for the periods indicated. The yearly average rates represent the average of the noon buying rates on the last business day of each month. Monthly averages are calculated using the average of the daily noon buying rates during the relevant period.

	Noon Buying Rate
	Period End	Average	High	Low
	(HK$ per US$1.00)
2000	$7.7999	$7.7936	$7.8008	$7.7765
2001	7.7980	7.7996	7.8004	7.7970
2002	7.7988	7.7996	7.8095	7.7970
2003	7.7640	7.7864	7.8001	7.7085
2004	7.7723	7.7899	7.8010	7.7632
2005
January	7.7993	7.7948	7.7994	7.7775
February	7.7992	7.7994	7.7999	7.7984
March	7.7990	7.7994	7.7998	7.7987
April	7.7946	7.7984	7.7995	7.7946
May	7.7788	7.7914	7.7995	7.7767
June	7.7719	7.7755	7.7842	7.7692
July	7.7744	7.7751	7.7792	7.7685
August	7.7718	7.7709	7.7734	7.7684
September	7.7567	7.7618	7.7693	7.7567
October (through October 14)	7.7565	7.7567	7.7583	7.7545

The Hong Kong dollar is freely convertible into currencies including the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The link is supported by an agreement between Hong Kong’s three bank note-issuing banks and the Hong Kong government pursuant to which bank notes issued by such banks are backed by certificates of indebtedness purchased by such banks from the Hong Kong Government Exchange Fund with U.S. dollars at the fixed exchange rate of HK$7.80 to US$1.00 and held as cover for the bank notes issued.

The market exchange rate has not deviated significantly from the rate of HK$7.80 to US$1.00 since the link was established. Exchange rates between the Hong Kong dollar and other currencies are influenced by the exchange rate between the U.S. dollar and such currencies.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below, as of and for the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005, is derived from our audited (or, in the case of June 30, 2004, unaudited) consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements, and have included all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of results to be expected in any future period. You should read these results in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Earnings per ordinary share, earnings per ADS data and the number of shares used to compute earnings per ordinary share and earnings per ADS are presented in the table below to give effect to the proposed 50-for-1 share split with each ADS representing 50 post-split ordinary shares.

	Year Ended December 31,						Six Months Ended June 30,
	2002		2003		2004		2004		2005
	(in thousands, except for per ordinary share or per ADS data, or as otherwise noted)
Profit and Loss Account Data:
Net sales		$70,187		$88,599		$92,196		$46,261		$48,913
Cost of sales		28,143		38,314		37,403		19,124		18,521

Gross profit		42,044		50,285		54,793		27,137		30,392
Operating expenses:
Research and development		18,935		19,219		20,260		9,242		11,590
Selling, general and administrative		11,790		13,522		16,348		7,514		9,760
Patent litigation		535		3,954		5,334		1,728		5,133
Stock-based compensation		44		—		—		—		—

Total operating expenses		31,304		36,695		41,942		18,484		26,483

Income from operations		10,740		13,590		12,851		8,653		3,909
Non-operating income—net		1,662		1,437		2,705		804		1,222

Income before income tax		12,402		15,027		15,556		9,457		5,131
Income tax expenses		1,673		1,826		1,472		1,103		62

Net income		$10,729		$13,201		$14,084		$8,354		$5,069

Earnings per ordinary share:
Basic		$0.0056		$0.0069		$0.0072		$0.0043		$0.0026

Diluted		$0.0054		$0.0066		$0.0070		$0.0041		$0.0026

Basic(1)	HK$	0.04	HK$	0.05	HK$	0.06	HK$	0.03	HK$	0.02

Diluted(1)	HK$	0.04	HK$	0.05	HK$	0.05	HK$	0.03	HK$	0.02

Shares used to compute earnings per ordinary share:
Basic		1,915,000		1,918,700		1,957,800		1,958,050		1,958,850
Diluted		1,979,550		1,986,800		2,005,100		2,023,350		1,984,050
Earnings per ADS:
Basic		$0.28		$0.34		$0.36		$0.21		$0.13

Diluted		$0.27		$0.33		$0.35		$0.21		$0.13

Shares used to compute earnings per ADS (in thousands):
Basic		38,300		38,374		39,156		39,161		39,177
Diluted		39,591		39,736		40,102		40,467		39,681

(1)	Based on an exchange rate of HK$7.77 per US$1.00, the noon buying rate on June 30, 2005 in The City of New York for cable transfer of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$112,009	$120,412	$120,088	$122,427	$114,591
Working capital	120,793	130,510	132,713	134,051	126,130
Total assets	145,837	169,293	185,196	178,196	194,768
Net assets	135,148	154,727	170,781	164,494	175,662
Ordinary shares, treasury shares and additional paid-in capital	126,232	137,115	139,620	138,684	140,243

Other Financial Data:
Net cash inflows from operating activities	9,523	14,756	14,129	7,785	8,420
Net cash outflows from investment activities	(34,669)	(23,520)	(25,228)	(3,597)	(15,981)
Net cash inflow/(outflow) from financing activities	(4,433)	5,922	946	1,410	(70)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described in “Risk Factors” and elsewhere in this prospectus and the documents incorporated in this prospectus. The following discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We design, develop and market high performance integrated circuits for power management and security applications. Our net sales have been derived primarily from the sale of mixed-signal integrated circuit products to customers in the consumer electronics, computer, industrial and communications markets.

Our net sales have grown from US$70.2 million in 2002 to US$88.6 million in 2003 and US$92.2 million in 2004. In the six months ended June 30, 2005, our net sales were US$48.9 million, an increase of 5.7% as compared with net sales of US$46.3 million in the same period in 2004. This increase in net sales was due primarily to the introduction of new products, higher unit shipments of our existing products and expansion of our customer base. We have continued to diversify our customer base and market focus by entering additional market segments in the consumer electronics, computer, industrial and communications markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses grew from US$31.3 million in 2002 to US$36.7 million in 2003 and US$41.9 million in 2004. In the six months ended June 30, 2005, our operating expenses were US$26.5 million. Our operating expenses increased as we continued our new product development efforts, expanded our operations and hired additional personnel.

Our net income was US$10.7 million in 2002, US$13.2 million in 2003, US$14.1 million in 2004 and US$5.1 million in the six months ended June 30, 2005. We have been profitable in each quarter since the quarter ended September 30, 1999. We believe this profitability has been the result of our strategy to make investments to develop new products and grow net sales, while maintaining a high level of fiscal control, product quality and customer satisfaction. Our profitability resulted in retained earnings of US$35.7 million as of June 30, 2005.

We utilize a fabless semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. As a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders for specific quantities of packaged semiconductor devices or wafers at set prices. We currently use third parties to test and assemble substantially all of our products, which reduces the capital we need to invest in these activities. However, we intend to bring some of the more critical semiconductor testing activities in-house to safeguard our proprietary technologies.

We sell our products through a combination of direct sales offices, sales representatives and distributors. We have sales representatives in China, Hong Kong, Singapore, Taiwan and the United States, as well as one distributor in Japan. In the year ended December 31, 2004 and the six months ended June 30, 2005, we continued to experience increased sales to customers in China.

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. Sales through distributors are recognized when the distributors make a sale. Under certain conditions, customers may return defective products. Allowances for sales returns are provided on the basis of past experience. These provisions are deducted from sales.

Critical Accounting Policies

Revenue recognition and accounts receivable allowances

We recognize revenue on sales to direct customers in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements,” or SAB 104. SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence that an agreement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured. Determination of criterion (4) is based on management’s judgments regarding the collectibility of those fees.

For sales made through distributors, we defer recognition of such sales until the product is sold by the distributors to their end customers. Since we have limited control over these distributors’ sales to third parties, we recognize revenues on these sales only when the distributors sell the products. In addition, products held by distributors are included in our inventory balance. Accounts receivable from distributors are recognized and inventory is relieved upon shipment as title to inventories generally transfers upon shipment.

We make allowances for future product returns in the current period revenue. We analyze historical returns, changes in current demand and acceptance of products when evaluating the adequacy of such allowances. Estimates may differ from actual product returns and allowances and these differences may materially affect our reported revenue and amounts ultimately collected on accounts receivable. In addition, we monitor collectibility of accounts receivable primarily through review of the accounts receivable aging. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, we assess the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made. To date, we have not experienced material write-offs of accounts receivable due to uncollectibility.

Inventories

Our inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary.

Long-lived assets

We evaluate the recoverability of property, plant and equipment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property, plant and equipment might not be fully recoverable. If facts and circumstances indicate that the carrying amount of property, plant and equipment might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of property, plant and equipment requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual operating results and the remaining economic lives of the property, plant and equipment could differ from the estimates used in assessing the recoverability of these assets. These differences could result in additional impairment charges, which could have a material adverse effect on our results of operations.

Income taxes

Our income taxes are accounted in accordance with SFAS No. 109, “Accounting for Income Taxes.” The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carryforwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizeability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made.

Legal contingencies

We are currently involved in various claims and legal proceedings. We periodically assess each matter in order to determine if a contingent liability in accordance with SFAS No. 5, “Accounting for Contingencies,” should be recorded. In making the determination, we may, depending on the nature of the matter, consult with external counsel and technical experts. Based on the information obtained combined with our judgment regarding all the facts and circumstances of each matter, we determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be estimated. Should a loss be probable and estimable, we record a contingent loss in accordance with SFAS No. 5. In determining the amount of a contingent loss, we take into consideration advice received from experts in the specific matter, current status of legal proceedings, prior case history and other factors. Should the judgments and estimates be incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations.

Stock-based compensation

We have elected to follow Accounting Principles Board Opinion, or APB, No. 25, “Accounting for Stock Issued to Employees” and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” for our employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the ordinary shares and the exercise price of the stock option.

At the end of June 2005, our board approved the acceleration of the vesting of options with exercise prices greater than US$17.00. Our board evaluated the minimal benefit to our employees of accelerating the remaining vesting on these significantly underwater options against the value to shareholders of not having earnings materially affected and the impact that this may have on the company’s market value. In addition, these options had exercise prices in excess of the then current market values and were not fully achieving their original objectives of incentive compensation and employee retention. Accelerating the vesting of these options accelerated the recognition of any remaining expense associated with these options which is zero under APB No. 25.

Research and development costs

Our research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or the construction of prototypes. We charge all of our expenditures related to research and development activities to operating expenses when incurred.

Results of Operations

The following table summarizes historical results of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	40.1	43.2	40.6	41.3	37.9

Gross profit	59.9	56.8	59.4	58.7	62.1
Operating expenses:
Research and development	27.0	21.7	22.0	20.0	23.7
Selling, general and administrative	16.8	15.3	17.7	16.2	20.0
Patent litigation	0.8	4.5	5.8	3.7	10.5
Stock-based compensation	0.1	—	—	—	—

Total operating expenses	44.6	41.4	45.5	39.9	54.2

Income from operations	15.3	15.4	13.9	18.8	7.9
Non-operating income—net	2.4	1.6	2.9	1.7	2.5
Income tax expenses	2.4	2.1	1.6	2.4	0.1

Net income	15.3	14.9	15.2	18.1	10.3

Operating results for the six months ended June 30, 2005 and 2004

Net Sales.    Net sales consisted of product revenues generated principally by sales of our integrated circuit products. Net sales for the six months ended June 30, 2005 were US$48.9 million, an increase of US$2.7 million or 5.7% from US$46.3 million for the six months ended June 30, 2004. The increase in sales resulted from increased unit shipments to our existing customers and expansion of our customer base. In particular, the share of our net sales derived from the consumer electronics market continued to increase over this period. This increase resulted primarily from the increase in product shipments to an increased number of intermediaries that we supply to in the consumer electronics end-market whose end-customers use our products in their desktop monitors, LCD televisions and portable media players.

Gross Profit.    Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the six months ended June 30, 2005 was US$30.4 million, an increase of US$3.3 million or 12.0% from US$27.1 million for the six months ended June 30, 2004. This increase was due to increased sales. Gross profit as a percentage of net sales for the six months ended June 30, 2005 increased to 62.1% from 58.7% for the six months ended June 30, 2004 due to increased sales of our higher margin products, which include all of our products other than standard CardBus controller and power switch products. Standard CardBus controller and power switch products are lower margin products because the technology used in these products has become commoditized in our industry. Our other products, which use our proprietary technologies, are more complex with enhanced features, thereby allowing us to command a higher margin on these products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses.    Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for outside engineering consultants. Research and development expenses for the six months ended June 30, 2005 were US$11.6 million, an increase of US$2.3 million or 25.4% from US$9.2 million for the six months ended June 30, 2004. This increase reflected the increased hiring of design engineers in the PRC resulting from our increased operations in this market and increased consultancy fees paid to outside consultants in respect of certain research and development projects. As a percentage of net sales, research and development expenses were 23.7% for the six months ended June 30, 2005, an increase from 20.0% for the six months ended June 30, 2004. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we have several research and development projects underway, and we believe that none of these projects is material on an individual basis. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions to agents, professional fees, legal fees, travel and other promotional expenses. Selling, general and administrative expenses for the six months ended June 30, 2005 were US$9.8 million, an increase of US$2.2 million or 29.9% from US$7.5 million for the six months ended June 30, 2004. This increase was primarily due to additional hiring of sales personnel in Taiwan, increased sales commissions relating to higher sales and increased professional fees to external auditors. As a percentage of net sales, selling, general and administrative expenses were 20.0% for the six months ended June 30, 2005, an increase from 16.2% for the six months ended June 30, 2004. We expect that selling, general and administrative expenses will continue to increase in absolute dollar terms in the foreseeable future for the same reasons.

Patent Litigation Expenses.    Patent litigation expenses consist primarily of fees paid to outside counsel and consultants engaged by outside counsel. Patent litigation expenses for the six months ended June 30, 2005 were US$5.1 million, an increase of US$3.4 million or 197.0% from US$1.7 million for the six months ended June 30, 2004. This increase was primarily due to trial preparation work for the MPS trial in June 2005 and increased activity in other litigation matters. As a percentage of net sales, patent litigation expenses were 10.5% for the six months ended June 30, 2005, an increase from 3.7% for the six months ended June 30, 2004. We expect that patent litigation expenses will continue to fluctuate for the foreseeable future. See the section headed “Business—Intellectual Property” in this prospectus.

Non-Operating Income-Net.    Non-operating income-net reflects interest earned on cash and cash equivalents and short-term investments, foreign exchange transaction gains and losses and the gain on sales of long-term investments and impairment loss on investment in shares of stock. Non-operating income-net was US$1.2 million for the six months ended June 30, 2005, increasing from US$0.8 million for the six months ended June 30, 2004 which reflected more interest earned on our cash and cash equivalents and short-term investments.

Income Tax Expenses.    Income tax expenses were approximately US$62,000 for the six months ended June 30, 2005, compared to US$1.1 million for the six months ended June 30, 2004. This decrease was primarily due to an accrual of approximately US$658,000 for Taiwan income tax due on imported products as of December 31, 2004, which was reversed and applied as a credit on our income tax due in the six months ended June 30, 2005. Our effective tax rate was 1.2% for the six months ended June 30, 2005, compared to 11.7% for the six months ended June 30, 2004.

Net income.    As a result of the above factors, our net income was US$5.1 million for the six months ended June 30, 2005, a decrease of US$3.3 million from US$8.4 million from the six months ended June 30, 2004. Our net income as a percentage of net sales decreased to 10.3% for the six months ended June 30, 2005 from 18.1% for the six months ended June 30, 2004. This decrease was primarily due to an increase in our patent litigation expenses over the same period for the reasons set out above.

Operating results for the years ended December 31, 2004 and 2003

Net Sales.    Net sales for the year ended December 31, 2004 were US$92.2 million, an increase of US$3.6 million or 4.1% from US$88.6 million for the year ended December 31, 2003. This increase in net sales resulted from increased unit shipments of our existing products as well as shipments of new products and expansion of our customer base. In particular, the shares of our net sales derived from consumer electronics end-market continued to increase from 2003 to 2004. This increase resulted primarily from the increase in product shipments to an increased number of intermediaries that we supply to in the consumer electronics end-market whose end-customers use our products in their desktop monitors, LCD televisions and portable media players. In 2004, we introduced new CardBus and CCFL inverter controller products. We also enhanced the features of certain products in every existing product group in 2004 (except for Audio DJ products).

Gross Profit.    Gross profit for the year ended December 31, 2004 was US$54.8 million, an increase of US$4.5 million or 9.0% from US$50.3 million for the year ended December 31, 2003. This increase was due to increased sales. Gross profit as a percentage of net sales for the year ended December 31, 2004 increased to 59.4% from 56.8% for the year ended December 31, 2003 due to increased sales of higher margin products which are all of our products other than our standard CardBus controllers and power switch products.

Research and Development Expenses.    Research and development expenses for the year ended December 31, 2004 were US$20.3 million, an increase of US$1.0 million or 5.4% from US$19.2 million for the year ended December 31, 2003. This increase primarily reflected the addition of research and development personnel. As a percentage of net sales, research and development expenses were 22.0% for the year ended December 31, 2004, an increase from 21.7% for the year ended December 31, 2003.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the year ended December 31, 2004 were US$16.3 million, an increase of US$2.8 million or 20.9% from US$13.5 million for the year ended December 31, 2003. This increase was primarily due to hiring of additional personnel, additional traveling and sales and marketing expenses. As a percentage of net sales, selling, general and administrative expenses were 17.7% for the year ended December 31, 2004, an increase from 15.3% for the year ended December 31, 2003.

Patent Litigation Expenses.    Patent litigation expenses for the year ended December 31, 2004 were US$5.3 million, an increase of US$1.4 million or 34.9% from US$4.0 million for the year ended December 31, 2003. This increase was primarily due to increased activity in existing litigation cases and the filing of additional claims by us. As a percentage of net sales, patent litigation expenses were 5.8% for the year ended December 31, 2004, an increase from 4.5% for the year ended December 31, 2003.

Non-Operating Income-Net.    Non-operating income-net was US$2.7 million for the year ended December 31, 2004 increasing from US$1.4 million for the year ended December 31, 2003, reflecting additional foreign exchange transaction gains and gains on our sale of certain of our shares in 360 Degree Web Ltd., one of our long-term investments, in March 2004.

Income Tax Expenses.    Income tax expenses were US$1.5 million for the year ended December 31, 2004, compared to US$1.8 million for the year ended December 31, 2003. This decrease was primarily due to a change in the global sales mix and the reversal of additional income tax payable for the 2000 tax year as a result of an examination and approval of our 2000 income tax return by the local Taiwan tax office authority. Our effective tax rate was 9.5% for the year ended December 31, 2004, compared to 12.2% for the year ended December 31, 2003.

Net income.    As a result of the above factors, our net income was US$14.1 million for the year ended December 31, 2004, an increase of US$0.9 million from US$13.2 million for the year ended December 31, 2003. Our net income as a percentage of net sales increased to 15.2% for the year ended December 31, 2004 from 14.9% for the year ended December 31, 2003.

Operating results for the years ended December 31, 2003 and 2002

Net Sales.    Net sales for the year ended December 31, 2003 were US$88.6 million, an increase of US$18.4 million or 26.2% from US$70.2 million for the year ended December 31, 2002. This increase in net sales resulted from increased unit shipments of our existing products as well as shipments of new products and expansion of our customer base. In particular, the shares of our net sales derived from consumer electronics end-market continued to increase from 2002 to 2003. This increase resulted primarily from the increase in product shipments to an increased number of intermediaries that we supply to in the consumer electronics end-market whose end-customers use our products in their desktop monitors, LCD televisions and portable media players. In 2003, we introduced the Cardbus Power Switch and the Cardbus security products. We also enhanced the features of certain products in every existing product group in 2003.

Gross Profit.    Gross profit for the year ended December 31, 2003 was US$50.3 million, an increase of US$8.2 million or 19.6% from US$42.0 million for the year ended December 31, 2002. This increase was due to increased sales. Gross profit as a percentage of net sales for the year ended December 31, 2003 decreased to 56.8% from 59.9% for the year ended December 31, 2002 due to increased sales of our standard CardBus controllers and power switch products, which are our lower margin products.

Research and Development Expenses.    Research and development expenses for the year ended December 31, 2003 were US$19.2 million, an increase of approximately US$284,000 or 1.5% from US$18.9 million for the year ended December 31, 2002. This increase primarily reflected the hiring of additional research and development personnel. As a percentage of net sales, research and development expenses were 21.7% for the year ended December 31, 2003, a decrease from 27.0% for the year ended December 31, 2002.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the year ended December 31, 2003 were US$13.5 million, an increase of US$1.7 million or 14.7% from US$11.8 million for the year ended December 31, 2002. This increase was primarily due to hiring of additional personnel, additional traveling expenses and increased sales commissions relating to higher sales. As a percentage of net sales, selling, general and administrative expenses were 15.3% for the year ended December 31, 2003, a decrease from 16.8% for the year ended December 31, 2002.

Patent Litigation Expenses.    Patent litigation expenses for the year ended December 31, 2003 were US$4.0 million, an increase of US$3.4 million or 639.1% from approximately US$535,000 for the year ended December 31, 2002. This increase was primarily due to increased litigation activity in existing cases and the filing of additional claims by us. As a percentage of net sales, patent litigation expenses were 4.5% for the year ended December 31, 2003, an increase from 0.8% for the year ended December 31, 2002.

Stock-based Compensation.    For accounting purposes, we recognize deferred stock-based compensation whenever we grant options or warrants to purchase our ordinary shares to employees with exercise prices that are less than the deemed fair market value of the underlying ordinary shares at the grant date and whenever we grant options or warrants to consultants. Amortization of deferred stock-based compensation recorded in the year ended December 31, 2003 was nil, a decrease of approximately US$44,000 or 100.0% from US$44,000 for the year ended December 31, 2002.

Non-Operating Income-Net.    Non-operating income-net was US$1.4 million for the year ended December 31, 2003 decreasing from US$1.7 million for the year ended December 31, 2002, reflecting less interest earned in our cash and cash equivalents and short-term investments.

Income Tax Expenses.    Income tax expenses were US$1.8 million for the year ended December 31, 2003, compared to US$1.7 million for the year ended December 31, 2002. This increase was primarily due to an increase in our net sales. Our effective tax rate was 12.2% for the year ended December 31, 2003, compared to 13.5% for the year ended December 31, 2002.

Net Income.    As a result of the above factors, our net income was US$13.2 million for the year ended December 31, 2003, an increase of US$2.5 million from US$10.7 million for the year ended December 31, 2002. Our net income as a percentage of net sales decreased to 14.9% for the year ended December 31, 2003 from 15.3% for the year ended December 31, 2002.

Liquidity and Capital Resources

Cash flows

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. As of June 30, 2005, cash and cash equivalents and short-term investments were US$114.6 million.

The following table sets forth certain information regarding our audited consolidated cash flows for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Net cash inflow from operating activities	$9,523	$14,756	$14,129	$7,785	$8,420
Net cash outflow from investing activities	(34,669)	(23,520)	(25,228)	(3,597)	(15,981)
Net cash inflow/(outflow) from financing activities	(4,433)	5,922	946	1,410	(70)
Effect of foreign exchange rate changes	99	(3)	(16)	54	119

Net increase/(decrease) in cash and cash equivalents	(29,480)	(2,845)	(10,169)	5,652	(7,512)
Cash and cash equivalents at the beginning of the year	98,814	69,334	66,489	66,489	56,320

Cash and cash equivalents at the end of year	$69,334	$66,489	$56,320	$72,141	$48,808

Operating activities

Our net cash from operating activities is generally the cash effects of transactions and other events used in the determination of net income, adjusted for changes in our working capital. Our net cash inflows from operating activities were US$9.5 million, US$14.8 million and US$14.1 million for the years ended December 31, 2002, 2003 and 2004, respectively. Our net cash inflows from operating activities for the six months ended June 30, 2005 were US$8.4 million as compared to US$7.8 million for the six months ended June 30, 2004.

The increase between 2002 and 2003 was mainly due to an increase in net income from US$10.7 million in 2002 to US$13.2 million in 2003, an increase of US$1.4 million in accrued expenses and other current liabilities and a smaller increase of US$2.2 million in accounts receivable in 2003 as compared to an increase of US$3.9 million in 2002. The increase in accrued expenses and other current liabilities was mainly due to an increase in legal fees. The smaller increase in accounts receivable in 2003 resulted primarily from increased sales to customers on credit. This increase was partially offset by an increase of US$2.6 million in inventories and a smaller increase of US$1.1 million in notes and accounts payable in 2003 as compared to an increase of US$1.6 million in 2002. The increase in inventories was primarily due to increased purchases of wafers in anticipation of growth in sales. The smaller increase in notes and accounts payable resulted primarily from our migration to a new accounting software platform that caused certain delays in our payments to third parties.

The decrease between 2003 and 2004 was mainly due to a reduction of US$2.7 million in notes and accounts payable and an increase of US$1.3 million in prepaid expenses and other current assets. The reduction in notes and accounts payable resulted primarily from the completion of our migration to a new accounting software platform, which commenced in 2003. The increase in prepaid expenses was mainly due to higher accrued interest income and prepaid value-added taxes in Taiwan. This decrease was partially offset by an increase of US$1.6 million in inventories in 2004 as compared to an increase of US$2.6 million in 2003. The increase in inventories was mainly due to increased purchases of wafers in anticipation of growth in sales.

The increase for the six months ended June 30, 2005 resulted primarily from an increase of US$3.3 million in accrued expenses and other current liabilities and an increase of US$0.7 million in notes and accounts payable for the six months ended June 30, 2005. The increase in accrued expenses was mainly due to an accrual for litigation expenses. The increase in notes and accounts payable was primarily due to increased production in anticipation of growth in sales and expenses related to certain research and development projects. This increase was partially offset by an increase of US$3.9 million in prepaid expenses and other current assets. The increase in prepaid expenses resulted primarily from prepayments made to foundries to ensure our foundry capacity allocation.

Investing activities

Our net cash used in investing activities in 2002 was US$34.7 million, comprising mainly the net purchase of short-term and long-term investments in the amount of US$29.2 million and the purchase of fixed assets in the amount of US$4.3 million. The decrease in net cash used in investing activities between 2002 and 2003 was primarily due to a smaller increase of US$11.1 million in the net purchase of short-term and long-term investments and a smaller increase of US$1.7 million in the purchase of fixed assets. This decrease was partially offset by an increase of US$10.0 million in restricted assets. The increase in restricted assets was primarily due to the increase in the amount of court bonds deposited with the Taiwan courts for preliminary injunctions.

In 2004, we had a net cash outflow from investing activities of US$25.2 million as compared to a net cash outflow of US$23.5 million in 2003. This increase in net cash used between 2003 and 2004 was principally due to an increase of US$8.4 million in the purchase of fixed assets and an increase of US$14.9 million in the net purchase of short-term and long-term investments, which was partially offset by a smaller increase of US$1.9 million in restricted assets in 2004 as compared to an increase of US$10.0 million in 2003.

For the six months ended June 30, 2005, we had a net cash outflow from investing activities of US$16.0 million as compared to a net cash outflow of US$3.6 million for the same period in 2004. This increase was principally due to an increase of US$7.5 million in the purchase of fixed assets, an increase of US$1.2 million in restricted cash and an increase of US$7.2 million in the net purchase of short-term and long-term investments for the six months ended June 30, 2005, as compared to net proceeds of US$4.3 million from the sale of short-term and long-term investments for the six months ended June 30, 2004.

Financing activities

Our net cash used in financing activities in 2002 was US$4.4 million, primarily due to the repurchase of our ordinary shares under a share repurchase program, which was partially offset by proceeds from the exercise of stock options and warrants and issuance of ordinary shares under our equity incentive plans. Net cash provided by our financing activities in 2003 was US$5.9 million, principally due to the exercise of stock options and issuance of ordinary shares under our equity incentive plans, which was partially offset by the repurchase of our ordinary shares under a share repurchase program. Net cash provided by our financing activities in 2004 was US$0.9 million, primarily due to the exercise of stock options and issuance of ordinary shares under our equity incentive plans, which was partially offset by the repurchase of our ordinary shares under a share repurchase program. Net cash used in financing activities was approximately US$70,000 in the six months ended June 30, 2005, primarily due the repurchase of our ordinary shares under a share repurchase program, which was partially offset by proceeds from the exercise of stock options and issuance of ordinary shares under our equity incentive plans.

Working capital

We believe our cash balances will be sufficient to meet our capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Indebtedness

As at June 30, 2005, we had no outstanding borrowings. We did not have, as at June 30, 2005, any loan capital issued and outstanding or agreed to be issued, any outstanding bank drafts and liabilities under acceptances or other similar indebtedness, any debentures, mortgages, charges or loans or acceptance credits, finance lease or hire purchase commitments or guarantees or material contingent liabilities. Except as disclosed in this prospectus, our directors have confirmed that there have been no material changes in the indebtedness or contingent liabilities of our company and subsidiaries since June 30, 2005.

Contingent Liabilities

As of June 30, 2005, we did not have any material contingent liabilities.

Capital Expenditures

Capital expenditures are used to purchase property, plant and equipment such as land, buildings, office furniture and integrated circuit testing equipment. For the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2005, our total capital expenditures amounted to US$4.3 million, US$1.7 million, US$8.4 million and US$7.5 million, respectively. Our capital expenditure for the remainder of 2005 is estimated at approximately US$5.5 million to be used mainly to purchase integrated circuit testing and other research and development equipment. We intend to fund such capital expenditures through cash from operating activities and net proceeds from the global offering.

Contractual Obligations

The table below sets forth certain information regarding our outstanding contractual obligations as of December 31, 2004:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating Lease Obligations	$1,340	$998	$342	$—	$—
Licenses, Maintenance and Support	547	304	243	—	—

Total	$1,887	$1,302	$585	$—	$—

Long-Term Investments

We have made the long-term investments described below, and may make additional investments in these or other companies in the future. Our current investment strategy is to make small strategic investments in companies involved in our supply chain for the manufacture of our products or that provide products that are used in conjunction with our products by our mutual customers. We do not intend to have significant share ownership in, or active participation in the management of, these companies in which we have made strategic investments. The purpose of our investments is to enhance our business relationships with these suppliers to ensure the adequacy of foundry capacity allocation and the quality of services provided to us.

As of June 30, 2005, our long-term investments were as follows:

Investee Company	Type of Company	Date of Investment	Amount of Investment

X-FAB	Semiconductor foundry	July 2002	$5.0 million

360 Degree Web Ltd.*	Developer of intelligent security software solutions	January 2003 January 2005	$1.8 million $235,000

GEM Services, Inc.	Semiconductor assembly and testing service provider	August 2002	$500,000

Etrend Hightech Corporation	Semiconductor assembly and testing service provider	December 2002 July 2003 March 2004	$500,000 $147,000 $313,000

Asia SinoMOS Semiconductor Inc.	Semiconductor foundry	January 2005	$5.0 million

Silicon Genesis Corporation	Developer of silicon products and other engineered multi-layered structures for integrated circuits	December 2000	$500,000

CSMC	Semiconductor foundry	August 2004	$4.5 million

* We sold certain of our shares in 360 Degree Web Ltd. in March 2004 and recognized a gain of US$340,000.

Quantitative and Qualitative Disclosure about Market Risk

We are, in the normal course of business, exposed to risks relating to fluctuations in interest rates and exchange rates, as well as credit risks and commodity price risks. Our risk management strategy aims to minimize the adverse effects of these risks on our financial performance.

Interest rate risk

We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits, corporate bonds and government bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at June 30, 2005, the fair value of the portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by the effect of a sudden short-term change in market interest rate exposures. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments with maturity dates greater than three months as of June 30, 2005.

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(in thousands)
Time Deposits
Fixed rate	$10,467	$6,327	—	$26	—	—	$16,820	$16,820
Corporate Bonds
Fixed rate	13,365	—	—	—	—	—	13,365	13,365
Government Bonds
Fixed rate	—	4,130	6,872	—	1,661	—	12,663	12,465

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. As of June 30, 2005, we held approximately US$24.8 million in government bonds, certificates of deposits and bank accounts denominated in foreign currencies.

We have not engaged in hedging activities to mitigate our foreign currency exposures and we may experience economic losses as a result of foreign currency exchange rate fluctuations. We monitor currency exchange fluctuations periodically. For the year ended December 31, 2004 and the six months ended June 30, 2005, we experienced a foreign exchange gain of approximately US$648,000 and a foreign exchange loss of approximately US$138,000, respectively, due to foreign currency exchange fluctuations, which are reflected in our results of operations.

Inflation risk

We are exposed to fluctuations in the prices of our raw materials, which we purchase at market prices. In addition, all of our product sales are made at market prices. Therefore, fluctuation in the prices of raw materials, which constitute primarily packaged integrated circuits products, have a significant effect on our results of operations. To date, we have not entered into any futures contracts to hedge against commodity price changes.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R “Share-Based Payment.” SFAS No. 123R requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123R applies to all awards granted after June 15, 2005, and prior periods’ awards that are modified, repurchased, or cancelled after June 15, 2005. The impact on our net income will include the remaining amortization of the fair value of existing options currently disclosed as a pro forma expense and is contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binominal lattice model for valuing options. The adoption of this standard will have no impact on our cashflows. In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections.” SFAS No. 154 requires that companies apply accounting changes and error corrections to financial statements retrospectively from the previous period unless it is impracticable and is effective for the fiscal years beginning after December 15, 2005. There is no impact to our company as a result of this standard as we do not currently intend to change our accounting principles, estimates or reporting entity.

INDUSTRY OVERVIEW

Power Management Semiconductor Market

The markets for consumer electronics, mobile computing and communications products, such as LCD monitors, LCD televisions, notebook computers, mobile handsets and portable entertainment devices, are large and growing as functionality increases and prices decrease. One of the most significant challenges in these markets remains the efficient management of power. As the number of applications and features available for these products has increased, the number and variety of power loads, or individual subsystems requiring voltage or current regulation, has also grown. Each additional application or feature can require multiple functions and circuits that, in turn, require more individually-regulated and managed power sources. Increasingly, manufacturers are turning to innovative new semiconductor technologies to manage the available power source capacity more efficiently.

Power management integrated circuits deliver power and regulate voltage, controlling the flow of electrical energy among the various power loads and energy sources in a product or system. Power management requires a combination of two distinct technological disciplines: digital integrated circuit design and analog integrated circuit design. Digital circuits, such as microprocessor and memory semiconductors, provide most of the functionality of computer processing. However, digital circuits generally cannot handle significant amounts of current or multiple voltage levels. In contrast, analog circuits use and manipulate continuously varying voltage and current levels. Battery power systems, which have relatively high and continuously varying power levels, are inherently analog systems.

Digital integrated circuit technology can be used to manage power systems more intelligently and efficiently and help to prolong battery life in mobile applications. However, since battery power systems are analog by nature, mixed-signal integrated circuits, or circuits that incorporate both digital and analog technologies, are necessary in order to harness the intelligence provided by digital technology. Designing mixed-signal integrated circuits poses a number of difficulties: analog circuits are more sensitive than digital circuits to the physical layout and electrical characteristics of the circuit; analog circuit designers must have a very high level of circuit design experience; and basic differences in the technologies used in digital and analog circuit design make combining the technologies problematic.

In addition, mixed-signal integrated circuits comprise both digital and analog components, and the trend toward more complex devices has increased the number of components substantially. Integrating the functions of those components on a single chip, known as a system-on-a-chip, can enable manufacturers to make products smaller, lighter and more reliable. Thus, as mobile computing and communications devices grow in complexity and functionality, there is an increasing need for higher levels of systems integration. In addition, variances in battery designs among manufacturers make it more difficult to design intelligent systems that are optimized for particular power systems.

Most consumer electronics, mobile computing and communications product manufacturers need mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in their devices to enable them to offer new devices with richer functionality and longer battery lives. These semiconductors should also be highly integrated and standards-based to help manufacturers create products that are smaller, lighter, easier to use, more reliable and more cost-efficient to design and produce. In addition, in mobile device markets where product life cycles can be less than one year, these solutions typically need to be developed using advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products.

Several different process technologies are available for designing and fabricating analog and digital integrated circuits. Of these, complementary metal oxide semiconductor, or CMOS, is the most widely used process technology, especially for purely digital integrated circuits. CMOS processes are described in terms of feature size, or geometry, and are measured in microns. One micron equals one millionth of a meter. Currently, the most advanced process technologies achieve feature sizes of 0.13 micron, 0.09 micron and smaller. However, small feature size circuits can become damaged when exposed to high voltages and therefore power management integrated circuits are typically fabricated using larger feature sizes. For this reason, older manufacturing facilities, or fabs, having feature sizes of 0.25 micron and 0.80 micron or greater, have traditionally been used in fabricating power management integrated circuits, while the most advanced, and most expensive fabs are used for digital and non-power management analog integrated circuits.

End Market Applications

Our high performance integrated circuits for power management and security applications are mainly used in the LCD and notebook computer end markets. The LCD market can be divided into a number of segments including notebook computer displays, desktop computer monitors and LCD television markets. The LCD market also includes other consumer electronics products, such as GPS, portable DVD players and mobile phones.

Liquid Crystal Display (LCD) Market

Commercial production of TFT-LCD products began in the 1990s, and since then TFT-LCD has emerged as one of the most widely used flat panel display technologies. TFT refers to “thin film transistor,” which is an LCD technology that has a transistor for each pixel (i.e., each of the tiny elements that control the illumination of a display), enabling the current that triggers the pixel illumination to be switched on and off more quickly. This trend has primarily been driven by certain attractive physical (slimness, flatness, lighter weight, portability), electrical (lower power consumption, lower radiation) and visual (higher resolution, more stable picture quality, no flickering) attributes of TFT-LCD products. Based on differences in end applications and technical requirements, the TFT-LCD industry serves a number of major markets including notebook computers, desktop monitors and televisions.

DisplaySearch, an independent industry research firm specializing in display market research and consulting, reported that TFT-LCD captured US$49 billion, or approximately 64%, of total worldwide display market revenues in 2004. In terms of unit shipment, DisplaySearch estimated that approximately 139 million large-size (larger than or equal to 10 inches) TFT-LCD panels were sold worldwide in 2004, compared to approximately 31 million in 2000, equating to a compounded annual growth rate of approximately 46%. According to DisplaySearch, the TFT-LCD industry generated revenues from these large-size panels of approximately US$35 billion in 2004, compared to revenues of approximately US$14 billion in 2000.

The TFT-LCD market is experiencing a trend towards larger panel sizes as evidenced by the larger market size and higher growth rate for large-sized TFT-LCD panels in comparison to small and medium-sized TFT-LCD panels. Cold Cathode Fluorescent Lamps, or CCFLs, are commonly used to backlight the TFT-LCD displays. Typically, one or more inverters are required to drive CCFLs. As the panel size increases, the number of CCFLs required increases to maintain brightness and support greater viewing distance. As a result, the demand for inverters also increases. For instance, while a 15-inch desktop monitor may only require one CCFL, 24 inch and larger monitors may require as many as six to eight CCFLs. Similarly, while a 15-inch LCD television may require only one CCFL, large screen LCD televisions of 40 inches or more may require as many as 40 to 48 CCFLs. Consequently, as the desktop monitor and LCD television markets transition to larger panel sizes, more CCFLs, and accordingly, more inverters will be required.

The TFT-LCD display market is broadly divided into notebook computer display, desktop computer monitor and LCD television segments.

The following table sets forth, for the periods indicated, the number of large-size (≥ 10 inches) TFT-LCD panels sold and expected to be sold worldwide for each of the principal TFT-LCD markets, according to data from DisplaySearch.

	2004	2005E	2006E	2007E	2008E
	(Units in millions)
TFT-LCD Panels (≥ 10 inches):
Notebook Computers	47	59	68	77	88
Desktop Monitors	75	113	133	141	155
Televisions	12	24	35	49	63
Others(1)	5	7	8	8	9

Total	139	203	243	276	315

Source:	DisplaySearch Third Quarter 2005 Worldwide Forecast Report
(1)	Others includes industrial, public information display and DVD players, among other applications.

Notebook Computer Displays

Almost all notebook computers use TFT-LCD panels. According to DisplaySearch, the unit sales of large-size TFT-LCD panels for notebook computers grew from 21.7 million in 2000 to 47.1 million in 2004, and revenues grew from US$9.2 billion to US$9.7 billion during the same period. The notebook computer display panel size has increased from 10 inches in the early 1990s to 17 inches (16:9 wide format) in 2004, with 15-inch panels becoming increasingly popular as notebook computers with 15-inch screens have emerged as a mainstream alternative to desktop computers.

Desktop Computer Monitors

After the rapid price reduction of TFT-LCD panels in 2000 and 2001, TFT-LCD panels began to replace conventional cathrode ray tube, or CRT, monitors due to the superior display quality and the smaller overall size of TFT-LCD panels.

According to DisplaySearch, from 2000 to 2004, sales of TFT-LCD panels for desktop monitors grew at a compounded annual growth rate of 79% in units and 45% in revenues, as businesses and retail consumers replaced their existing CRT monitors with TFT-LCD monitors or purchased new desktop computers with TFT-LCD monitors. Based on data from DisplaySearch, unit sales of large-size TFT-LCD panels for desktop monitors grew from 7.3 million in 2000 to 74.6 million in 2004, and revenues grew from US$4.3 billion to US$18.7 billion during the same period. The mainstream desktop monitor panel size has increased from 15 inches in 2000 to 17 inches in 2004.

The desktop monitor market has become the largest TFT-LCD market, surpassing the notebook computer market in terms of revenues and unit volume in 2002. Based on data from DisplaySearch, the demand for TFT-LCD monitors is expected to grow at a higher rate than the demand for desktop computers over the next few years as consumers replace their existing CRT monitors. Based on data from DisplaySearch, total worldwide desktop monitor unit sales will reach approximately 148 million in 2005, of which approximately 104 million will consist of TFT-LCD desktop monitors, representing a penetration rate of 71%.

LCD Television Market

Industry-wide commercial production of TFT-LCD panels for televisions began in 2000. Based on data from DisplaySearch, unit sales of LCD television panels grew from 191,000 in 2000 to 12.2 million in 2004, and market revenues grew from US$118 million to US$5.8 billion during the same period. Currently, the principal panel sizes for LCD televisions range between 15 inches and 42 inches. Larger panels for LCD televisions, up to 55 inches, are expected to be ready for increased commercial production in the near future.

LCD televisions are anticipated to contribute to the growth of the TFT-LCD industry in the long term. The advantages of LCD televisions over CRT televisions are similar to the advantages of LCD desktop monitors over CRT desktop monitors. Historically, TFT-LCD panels had been used for specialty television products, such as portable televisions and airplane televisions, but had not been used as household televisions, which represented the largest segment of the television market. This is because standard household televisions are usually larger than 20 inches in diagonal measurement, which is larger than the panels used for most monitors and notebook computers. However, new fifth and sixth generation TFT-LCD fabs, which utilize advanced process technologies to process larger glass substrates, are able to produce large-sized panels for household televisions at a lower cost than older fabs.

Notebook Computer Market

The global notebook computer industry has grown rapidly over the past few years and is expected to grow at a faster rate than the global desktop PC industry. In the short-term, increased notebook sales are being driven at the consumer level by increasing performance and functionality, greater feature sets, and an increasing number of full-featured systems offered at or below US$1,000. Over the longer term, built-in television tuners and larger than 17-inch notebooks are additional factors which could drive longer term demand. According to DisplaySearch, total global notebook computer shipments increased from 21.5 million units in 2000 to 46.6 million units in 2004, representing a compounded annual growth rate of 21%.

BUSINESS

Overview

We design, develop and market high performance integrated circuits for power management and security applications. We focus our product design efforts on integrated circuits for consumer electronics, computer, industrial and communications products, including LCD computer monitors, LCD televisions, notebook computers, Internet security devices, GPS, mobile phones and portable DVD players. Our products manage and provide power for lighting of LCDs, provide connections between notebook computers and external plug-in cards, provide Internet security, control and monitor battery charging and discharging, and select and switch between power sources.

We believe that our focus on these products provides us with an opportunity to participate in large and growing markets. Potential future growth in the LCD television market, especially units with larger-size panels, represents an attractive growth opportunity for us because larger LCD panels require more of our CCFL inverters.

Most of our products use mixed-signal designs, which combine analog and digital circuits on a single chip, reducing the number of components needed and allowing our customers to reduce the size, weight, power requirements or cost of their products. We offer a wide range of proprietary application specific standard products as well as customized products. We work closely with our customers to identify their product needs and establish engineering priorities for new product designs and development. We believe that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers.

We sell our products to OEMs, ODMs and module makers. Our integrated circuits have been incorporated into products sold by Acer, Apple Computer, Dell, Fujitsu, Hewlett-Packard, Lenovo, LG Electronics, NEC, Samsung Electronics, Sharp, Sony and Toshiba, among others. We sell our products through our direct sales force, independent sales representatives and distributors in China, Japan, Korea, Singapore, Taiwan and the United States. We also have design centers in many of our key markets to provide design and engineering support to our customers. We believe that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers. We outsource the fabrication of our products to standard, high volume semiconductor foundries. This “fabless” approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

Our net sales have grown from US$70.2 million in 2002 to US$88.6 million in 2003 and US$92.2 million in 2004. In the six months ended June 30, 2005, our net sales were US$48.9 million, an increase of 5.7% as compared with net sales of US$46.3 million in the same period in 2004.

Competitive Strengths

We specialize in the design, development and marketing of power management integrated circuits for the consumer electronics, computer, industrial and communications markets. The following competitive strengths are key to our strong track record and we expect they will continue to facilitate our future growth:

•

Technology expertise in mixed-signal design and system-level architecture.    We have over 300 research and development engineers representing more than 60% of our total employees. We have devoted substantial resources to developing our expertise in mixed-signal design and system-level architecture. Our expertise enables us to develop high performance mixed-signal integrated circuits that have substantially longer product life cycles than digital integrated circuits because the physical layout and electrical characteristics of mixed-signal integrated circuits make them difficult to replace. Our system-level expertise is built upon our understanding of how different components within a system interact with each other. Such expertise enables us to help customers save costs by optimizing the power management functions of their product systems and to develop innovative proprietary products not offered by our competitors.

•	Broad intellectual property portfolio. Leveraging our technology expertise and large research and development team, we have developed a broad portfolio of intellectual property which, as of June 30, 2005, included approximately 113 issued patents and over 433 patent applications in the United States and various other jurisdictions. Most of our patents and patent applications relate to circuitry design methodologies and system-level architecture for applications in consumer electronics, computer, industrial and communications products. Our broad intellectual property portfolio enables us to control the design and development of our products more effectively, achieve better pricing as a result of the proprietary nature of our products and develop long-term customer relationships through continued product upgrades based on patented designs.

•	Global operations to maximize efficiency. We have developed our global presence across the United States, Asia and Eastern Europe for the purposes of accessing the resources we need and servicing our customers effectively. For example, we have established research and development centers in the U.S., Eastern Europe, Singapore and the PRC where we can access engineers experienced in analog circuitry who are much less common than those with digital circuitry experience. Moreover, our on-the-ground sales teams and field applications engineers are based near our major OEM, ODM and module maker customers. As a result, we can effectively identify our customers’ future product needs and establish engineering priorities for new product designs and development.

•	Large and growing markets for our products. The majority of our products are used in LCD monitors, LCD televisions and notebook computers. These markets are large and growing. DisplaySearch estimates that the number of LCD monitors and LCD televisions sold between 2000 and 2004 increased by 1,057%, representing a compounded annual growth rate of 84%. DisplaySearch also estimates that the number of notebook computers sold between 2000 and 2004 increased from 21.5 million units in 2000 to 46.6 million units in 2004, representing a compounded annual growth rate of 21%. Potential future growth in the LCD market, especially units with larger-size panels, represents an attractive opportunity for us because we believe that more of our CCFL inverters will be needed as LCD panels become larger. In addition, we have launched strategic initiatives to offer products in other markets which we believe have long-term growth potential, such as the markets for Internet security devices and mobile phones.

•	Strategic presence in the PRC. Over the last few years, the PRC has been emerging as one of the world’s major centers for semiconductor design and manufacturing. We commenced our PRC operations in 2001 and we now maintain what we believe is one of the largest semiconductor design teams in the country, with approximately 178 engineers. We offer ongoing training to our PRC-based engineers to improve their system-level architecture knowledge and circuitry design skills. Increasingly, more OEMs, ODMs and module makers are relocating their operations to the PRC. We believe that going forward, more component (including semiconductor) procurement decisions will be made by personnel based in the PRC. Having design engineers in the PRC enables us to stay close to our customers. We believe that such proximity offers us a competitive advantage over some of our competitors which do not have a similar presence in the PRC.

Business Strategy

Through leveraging our competitive strengths and implementing the following strategies, we aim to become a leading supplier of power management integrated circuits to the consumer electronics, computer, industrial and communications markets and to penetrate the market for security applications effectively:

•

Target high growth markets.    We believe that our target markets will experience strong growth in the new few years. We intend to continue to develop proprietary mixed-signal integrated circuits for applications in the consumer electronics, computer, industrial and communications markets. As the demand for mobility and advanced product features increases, more power management solutions will be required. We believe that our expertise in mixed-signal designs and system-level architecture will enable us to capture the growth in these markets.

•	Continue strengthening our relationships with market leading vendors. We intend to continue strengthening our relationships with leading vendors in the consumer electronics, computer, industrial and communications markets. These vendors purchase integrated circuits in large quantities, which allows us to maximize the returns on our product development costs. We intend to sell more semiconductor solutions into these vendors’ products over time. Our integrated circuits have been incorporated into products sold by vendors (or brand owners) including Acer, Apple Computer, Dell, Fujitsu, Hewlett-Packard, Lenovo, LG Electronics, NEC, Samsung Electronics, Sharp, Sony and Toshiba, among others.

•	Leverage our system-level expertise to anticipate customer demand and develop next-generation products with long life cycles. We intend to leverage our understanding of system-level architecture to anticipate changes in our customers’ product requirements and develop innovative solutions that improve the power management functions of their evolving systems. We intend to continue to focus on mixed-signal integrated circuits to benefit from their relatively longer life cycles in comparison to digital integrated circuits.

•	Actively protect our intellectual property. We intend to continue actively protecting our intellectual property. These efforts will entail filing patent applications and pursuing legal action where necessary to protect against infringements by third parties. In addition, we plan to bring some of the more critical semiconductor testing activities in-house to safeguard our proprietary technologies. We believe that maintaining clear rights over our proprietary technologies will enable us to gain a critical advantage in our product marketing activities and will help us strengthen our relationships with customers.

•	Expand investment in our supply chain. We have made investments in certain of our suppliers and potential future suppliers, including software developers, foundries and testing service providers. These investments enable us to enhance our business relationship with these suppliers to ensure the adequacy of foundry capacity allocation and quality of services provided to us. We plan to continue to evaluate additional investment opportunities in our supply chain.

•	Expand our presence in the PRC. We intend to continue to expand our operations in the PRC, including hiring more design engineers and building stronger relationships with existing and prospective customers and suppliers in the country. We believe that the semiconductor industry in the PRC will continue to grow rapidly in the coming years and our strategic presence in the PRC will allow us to capture this growth.

Technology Core Competency

We believe our key competitive advantage lies in our technology expertise in various technical fields. We draw upon our knowledge of hardware and software system architecture used in computing and consumer electronics devices to take a system-level approach to solving technical challenges and to integrating the normally disparate fields of digital, analog and software designs to provide optimized solutions for power management systems.

•	System-level knowledge. Our system-level knowledge has been developed through the experience of our engineers in hardware and software system architecture and through close working relationships with leading OEMs and ODMs. As a result, we believe that our engineers possess a deep understanding of the interaction among numerous components used in complex systems and we are able to provide optimal power management solutions for these systems.

•

Mixed-signal design expertise.    We have developed proprietary design methodologies that integrate digital and analog designs to create robust mixed-signal solutions. We have also developed proprietary design methodologies to model and simulate mixed-signal performance characteristics more accurately. We believe that our design culture, which emphasizes both individual and group responsibilities, enables us to execute such interdisciplinary development work efficiently.

•	Software knowledge. Many of our products require software drivers to allow our products to interact properly with the system software or other components used in our customers’ products. In working with notebook computer manufacturers, we facilitate the adoption of our products in their product designs by developing the accompanying software drivers. As a result, we have developed significant expertise in developing software drivers for our products to ensure proper interaction between our hardware and their system software.

•	Compatibility with standard foundries. Most high volume semiconductor foundries have been designed primarily to manufacture digital integrated circuits. As a result, analog and mixed-signal semiconductor companies typically face the relatively expensive option of either utilizing low volume specialized foundries or building their own fabrication facilities. We have developed a proprietary manufacturing technology that allows us to produce analog and mixed-signal integrated circuits in standard high volume complementary metal oxide semiconductor, or CMOS, foundries. By doing so, we have been able to take advantage of the economies of scale afforded by high volume semiconductor foundries and use multiple manufacturing sources for our products.

Products

Our products manage and provide power for lighting of LCDs, provide connections between notebook computers and external plug-in cards, provide Internet security, control and monitor battery charging and discharging, and select and switch between power sources. We sell our products into the following four end-markets:

•	Consumer electronics, including desktop monitors, LCD televisions, digital cameras and camcorders and portable media players;

•	Computer, including notebook computers, desktop computers and desktop servers;

•	Industrial, including any product that is specified to operate over an extended temperature range, for instance, beyond the standard commercial operating temperature range of standard semiconductor products of zero degrees to 70 degrees centigrade. Products that operate over an extended temperature range include industrial tools, automobile GPS systems, and other automobile systems; and

•	Communications, including portable GPS systems, data communications security and networking systems, Internet and Internet related systems and mobile phone handsets.

Historically, the majority of our revenue was derived from the sale of our products in the notebook computer market. However, more recently, we have begun to sell products for use in other end-markets. As part of this diversification effort, we have increased our focus on the consumer electronics market, particularly on LCD monitors for desktop computers and LCD televisions. Additionally, we have increased our efforts on expanding our product portfolio to address opportunities in the communications and industrial markets. Our major products that we sell in one or more of these end-markets are set out below:

CCFL Inverters

We believe that we are one of the most experienced suppliers of CCFL inverters in the world, with one of the highest market shares worldwide for these products. We have more than 30 patents and over 500 patent claims covering CCFL inverter technologies.

We sell a variety of both fixed and variable input voltage CCFL inverters. These CCFL inverters convert direct current power to alternating current power required for backlighting of LCD screens. Our CCFL inverters use our patented High Efficiency CCFL Intelligent Inverter technology which allows conversion of direct current power to alternating current power in a single step without requiring an intermediate voltage level. A result of the single step conversion is a more efficient power transformation process yielding longer battery life for portable electronics products. Our CCFL inverters increase the efficiency of the lighting system, extend the overall battery run-time in mobile devices and allow the use of smaller and simpler circuitry which reduces system costs. Additionally, our CCFL inverter controllers span a broad range of products from those that are capable of driving single-lamp notebook computer panels with one CCFL to those that are capable of driving as many as 50 CCFLs or more required for LCD televisions. Our CCFL inverters also improve the quality of the output signal, which increases the overall lamp life, and accept digital instructions that enable the operating system to control features such as dimming and contrast. We believe that our CCFL inverters are well-suited for driving various sizes of LCD backlight lamps currently being designed into next generation LCD displays.

CardBus Controllers

Our CardBus controllers provide a high speed connection between PC cards and the central processing unit of a computer, or CPU, that add features such as removable data storage to a notebook computer. Our CardBus controllers provide advanced design flexibility for PC cards that interface with advanced notebook designs, allowing the user to add high-performance enhancements and new functions easily. In addition, our CardBus controllers incorporate a power saving feature that shuts down most of their operations when the system is powered down, so that they only monitor external events such as local area network activity and modem activity.

SmartCardBus Controllers

Our SmartCardBus controllers combine a Smart Card Reader, or SCR, which reads data from a smart card, and a CardBus controller, which controls the connection to the computer, in one integrated circuit. Our SmartCardBus controllers enable standard smart cards, which are credit card-like devices that store digital information in an embedded microchip, to connect directly with a notebook computer equipped with a CardBus socket. By reading encrypted information embedded in smart cards, our SmartCardBus controllers add significant new features to notebook computers at a low cost, such as network security and security for e-commerce transactions. Using our patented SmartCardSensing technology, our SmartCardBus controllers have the ability to recognize and read both smart cards, which are issued to customers by banks and credit agencies to store account information, and PC cards, which provide removable data storage and other functions to notebook computers. This ability eliminates the need for separate integrated circuits for both cards and allows the user to switch between cards while the computer is in operation.

E-Guardian

Our E-Guardian integrated circuit products provide PC users with the ability to transact secure e-commerce transactions on the Internet using their desktop computer keyboard and a financial smart card. E-Guardian integrated circuits combine a standard Universal Serial Bus, or USB, hub with SCR functionality, eliminating the need for an external smart card reader.

4-in-1 MemoryCardBus

Our 4-in-1 MemoryCardBus controllers combine a CardBus controller and a 4-in-1 flash memory card reader on a single integrated circuit. Our 4-in-1 MemoryCardBus controllers support four widely used flash media formats, including the SmartMedia™ (a trademark of Toshiba), the Memory Stick™ (a trademark of Sony), the MultiMediaCard™ (a trademark of Infineon Technologies) and the SDTM Memory Card (a trademark of SanDisk).

CardBus Power Switches

Our CardBus power switches provide an integrated power management solution for PC cards. They are used in conjunction with a data output CardBus controller to control and distribute voltages to PC card slots.

Intelligent Charger

Our Intelligent Chargers control and monitor battery charging and discharging in notebook computer systems. Our Intelligent Chargers optimize battery charging based on battery chemistry and capacity. To ensure safe and reliable charging, our Intelligent Chargers have built-in temperature monitors, voltage monitors, current monitors, voltage limiting devices and current limiting devices to prevent overcharging and other hazards while maximizing charging current and voltage. Our Intelligent Chargers are embedded with a set of standard instructions, thus easing the programming burden for our customers.

DC/DC Converters

Our DC/DC converters are high efficiency products that power mobile and desktop PCs. We offer two types of DC/DC converters: the mobile CPU core power controller chipset and the server CPU core power controller.

The mobile CPU core power controller chipset is specially designed for next generation portable computing microprocessors. It is an Intel Mobile Voltage Positioning, or IMVP, specification compliant solution that provides processor core and peripheral voltages using one controller integrated circuit. This architecture allows flexible print circuit board layout possibilities, while isolating high power driver circuitry away from complex temperature-sensitive controller and reference circuitry.

The server CPU core power controller is designed for high-speed DC/DC power conversion, which is useful for powering high wattage desktop and server microprocessors. This architecture provides high currents, while utilizing a lower number of power delivery phases, and therefore fewer external components than other modern multi-phase, high current power solutions.

SuperDJ and AudioDJ

Our SuperDJ and AudioDJ allow notebook computers to play music CDs without starting up the entire system or activating the CPU. This feature substantially reduces battery consumption, allowing longer playing time and providing easier access to music CDs with a notebook computer.

Intelligent Manager

Our Intelligent Manager integrated circuit products provide numerous programmable functions that manage and control the flow of electrical power in a notebook computer beyond the standard features offered with the standard advanced configuration and power interface, or ACPI, specification and Intel architecture power management methods. ACPI is a power management specification developed by Intel, Microsoft and Toshiba which enables the operating system of a computer to control the amount of power given to each device attached to the computer. Some of the features made possible with these products include a flashing indicator that indicates the presence of new e-mail messages after a button is pushed, a sensor that detects when a notebook computer is connected to a docking station and a suspend/wake-up button that allows a user to switch easily in and out of a low power sleep mode.

Manufacturing

All of our products are designed by our engineers and designers in-house. We subcontract the manufacture of our products to semiconductor foundries, assembly and testing service providers. This “fabless” approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

The chart below illustrates our manufacturing process:

(1)	Although CSMC is currently not one of our major semiconductor foundry providers, we anticipate that we will increase our purchase of foundry services from CSMC in the future.

We use established mainstream processes for the manufacture of our products. This approach reduces our technical risks and minimizes the risks related to production capacity constraints.

Wafer manufacturing is a capital intensive and complex operation which takes place at dedicated facilities of semiconductor foundries. After we have designed our integrated circuits, we place orders with a semiconductor foundry to fabricate wafers with our integrated circuits embedded in them. The semiconductor foundry purchases raw unprocessed wafers, or silicon substrates, and processes them according to our specifications to fabricate the wafers used in our products. Currently, the majority of our wafers are fabricated using 0.25 to 0.80 micron CMOS semiconductor processes, which are the standard semiconductor processes used by semiconductor foundries. The wafer fabrication process generally takes six to 10 weeks. Fabricated wafers are then shipped by the semiconductor foundry, according to our instructions, to either an assembly service provider for electrical wafer sort and assembly or to an electrical wafer sort service provider for electrical wafer sort only.

Our major semiconductor foundry providers are TSMC, UMC and X-FAB. We do not enter into long-term contracts with our semiconductor foundry providers. They manufacture our products on a purchase-order basis in accordance with our specifications and requirements. In general, the cost charged to us for the foundry services depends on prevailing wafer costs, which, in turn, depends on industry capacity and the state of manufacturing process technologies as well as on the complexity of our product designs, order size, cycle time and foundry capacity utilization.

Assembly and Testing

After the fabricated wafers have been electrically sorted, they are ready for assembly and are either sent to an assembly service provider for assembly or held at our warehouse facilities, or an “inventory hub,” for assembly at a later date. An inventory hub is a provider of warehousing services. We often hold inventory of our semi-finished products in the form of electrically sorted wafers because it is at this manufacturing stage that most time has been invested, with the least costs, and we then have the flexibility of choosing the type of packaging into which they are to be assembled. The wafer sort and assembly process generally takes three to six weeks.

Once our integrated circuits are assembled and packaged, they are ready for final electrical testing. We instruct the assembly service provider to send our packaged integrated circuits to either a testing service provider for final testing or our warehouse facilities (or an inventory hub) for testing at a later date. The electrical testing process generally takes a few days. Once our products have been tested, they are ready for use by our customers.

Finished products may be sent from the testing service provider to our customers or their designees such as third party service providers that manufacture their products or a portion of their products containing our integrated circuits. Our customers may request for our integrated circuits to be shipped in plastic tubes, several to a tube, or use a form of packaging called “tape and reel” that more readily provides for automated assembly of our integrated circuits into their products. If a customer orders “tape and reel” packaging, this is done either at a testing service provider or a “tape and reel” service provider prior to shipment of our products to the customer.

We utilize several assembly and testing service providers in Taiwan and other parts of Asia on a purchase order basis. They assemble and test our products based on our specifications and requirements. In general, the cost charged to us for these assembly and testing services depends on prevailing market rates for these services and our relationship with the service provider. We intend to build and operate a semiconductor testing facility in China to test a portion of our products prior to shipment.

We believe that the new facility will provide us with the test capacity and flexibility needed to meet future customer requirements. Typically analog and mixed-signal products have a greater portion of their product cost associated with product testing than digital products. In addition, we control the technologies of our products during the final testing stage. Having a greater share of the product testing performed in-house will enable us to have more direct control over our testing cost and technologies, and more flexibility in the management and apportionment of test capacity.

Our current credit terms with our foundry, assembly and testing service providers vary from 30 to 45 days, depending on our relationships with each of them. We generally pay our service providers by direct wire transfer.

We also have made investments in certain of our current suppliers and potential future suppliers, including software developers, foundries and testing service providers. These investments enable us to enhance our business relationships with these suppliers to ensure the adequacy of foundry capacity allocation and quality of services provided to us. We plan to continue to evaluate additional investment opportunities in our supply chain.

For the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2005, our five largest suppliers accounted for approximately 73.0%, 56.6%, 68.4% and 62.5%, respectively, of our total purchases, while our largest supplier accounted for approximately 20.1%, 18.7%, 17.4% and 19.9%, respectively, of our total purchases.

None of our directors, their respective associates or, so far as our directors are aware, our shareholders who will own more than 5% of the issued share capital of the company immediately following completion of the global offering had any interest in any of the five largest suppliers of the company during the above periods.

Inventories

Our inventory comprises mainly raw materials, work-in-progress and finished goods. We maintain inventory levels based primarily on current and forecast sales orders. We evaluate our inventory levels on a quarterly basis for any excess inventory. As at December 31, 2002, 2003 and 2004 and June 30, 2005, we had inventories of US$7.0 million, US$9.6 million, US$11.2 million and US$9.9 million, respectively. The increase in our inventories from 2002 onwards was primarily due to our increased purchase of wafers in anticipation of growth in sales over the same period.

Marketing, Sales and Customer Support

Our marketing strategy is focused on the sale of proprietary mixed-signal integrated circuits to customers in the consumer electronics, computer, industrial and communications markets. These markets tend to be dominated by a small number of major brand name companies. As a result, we focus our resources on the major vendors in each market.

We primarily sell proprietary application specific products to our customers and work with them on new product development. We also design customized products for our customers. We work directly with our customers to create demand for our products by providing them with application specific product information for their system design, engineering and procurement groups. We actively participate in their design processes to introduce them to our products and the target applications our products address. We endeavor to design products that will meet increasingly complex and specific design requirements, but which will also support widespread demand for these future products. We typically undertake a four-to-eight month development process with our customers. If successful, this process culminates in a customer deciding to use our product in its system, which we refer to as a design win. Volume production generally takes an additional three-to-six months after the initial design win confirmation. Once our products are accepted and designed into an application, the customer is likely to continue to use the same power architecture and derivative products in a number of its models, which tends to extend our product life cycles.

We sell our products to OEMs, ODMs and module makers. We market and sell these products through a combination of our direct sales force, independent sales representatives and distributors in Asia, Europe and North America. We sell most of our products through direct sales. For the six months ended June 30, 2005, direct sales, sales through sales representatives and sales to our distributor in Japan accounted for approximately 82%, 13% and 5%, respectively, of our net sales. We maintain direct sales offices in most of our major markets which include Texas, California, Taiwan, Korea and Japan. Additionally, we have sales representatives in Hong Kong, Singapore, Taiwan, the United Kingdom and the United States, as well as one distributor in Japan.

We pay our direct sales force on a salary basis only. Sales representatives are paid on a commission basis, based on a percentage of the actual sales referred by them. For sales through sales representatives, we invoice and deliver our products directly to the customers. We have entered into a distributorship arrangement with a distributor on a non-exclusive basis for the sale of our products in Japan at the request of certain of our major end-customers in Japan. For our other customers in Japan, sales are made through our direct sales offices in Japan. In Japan, it is customary practice for OEMs, ODMs and module makers to purchase products like ours through distributors because of the ancillary services provided by them such as inventory storage, payment terms and conditions and just-in-time delivery. We defer recognition of such sales until the product is sold by the distributor to its end customers. In addition, products held by the distributor are included in our inventory balance. Sales to the distributor are recognized and inventory is adjusted upon shipment to its end-customers as title to inventories generally transfers upon shipment.

Our marketing efforts include market analysis, participation in industry trade shows and technical conferences, sales training, publication of technical articles, maintenance of our web site and advertising. In addition, we maintain customer support staff in the United States, Taiwan, China and Japan for post-order servicing and applications support.

Customers

We focus on the major OEMs (or brand owners) in the consumer electronics, computer, industrial and communications markets. Many of these major OEMs use third-party providers, such as ODMs, module makers or other intermediaries, to produce their products or portions of their products containing our components. Hence, the majority of our direct sales are to these third-party providers. We have maintained long-term relationships with our major customers for a number of years.

We have no long-term volume purchase contracts with any of our major customers. The majority of our sales to customers are conducted on the basis of purchase orders, which set out the specific terms for a particular sale. We price our products primarily with reference to the prevailing market conditions, taking into consideration the complexity, technology and features of the product, the order size and the relationship with the customer.

For the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2005, sales to our largest customer, accounted for 18.6%, 13.5%, 17.5% and 8.2%, respectively, of our net sales. For the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2005, aggregate sales to our top five customers represented 57.0%, 41.2%, 46.5% and 29.4%, respectively, of our net sales.

None of our directors, their respective associates or, so far as the directors are aware, shareholders who will own more than 5% of our issued share capital immediately following the completion of the global offering, had any interest in any of our five largest customers in each of the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2005.

The table below sets forth, for the periods indicated, the dollar amount of our net sales derived from Asia, the United States and other regions:

	Year Ended December 31,			Six Months Ended June 30, 2005
Location of customers	2002	2003	2004
	(in thousands)
Asia	$70,149	$88,548	$92,105	$48,891
United States	31	51	53	22
Other regions	7	—	38	—

Total	$70,187	$88,599	$92,196	$48,913

We generally extend to our customers credit terms varying from 30 to 45 days. We may adjust our usual credit terms according to each customer’s credit history as well as local market practice. To date, we have not experienced any material problems relating to customer payments or material write-offs of accounts receivable due to uncollectibility.

Research and Development

We believe that the continued introduction of new products in our target markets is essential to our growth. As of June 30, 2005, we had 374 full-time employees engaged in research and development efforts with 175 in China, 75 in Taiwan, 66 in the United States, 31 in Singapore, 26 in Eastern Europe and one in Japan. Our research and development team includes many experienced design engineers with advanced degrees from universities around the world. We hire our research and development personnel in various locations to capitalize on the availability of highly-skilled engineers and their relatively lower labor cost in those locations. Our research and development centers in United States, Asia and Japan jointly collaborate on all our research and development projects, accessing the expertise and experience of our personnel in those locations.

Our total expenditures for research and development for the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2005 were US$18.9 million, US$19.2 million, US$20.3 million and US$11.6 million, respectively. We believe that the number of our research and development staff will increase in the next 12 months primarily due to the expansion of our existing design centers and the opening of additional design centers in China. We intend to continue to expand our research and development operations in China, including increasing the number of design engineers and increasing the proportion of research and development activities that we conduct in China.

We employ designers who are experienced in system architecture, analog, digital, mixed-signal and software design and development. We also utilize independent contractors from time-to-time for specific research and development projects. Our internal research and development staff thoroughly review the external development processes and the design of these products as part of our quality assurance process. All development is carried out using ISO 9001 certified design processes, and our design tools are continuously enhanced to improve design, fabrication and verification of our products.

Our research and development activities are a constantly evolving process reflecting the results of our ongoing projects, our expectations regarding market developments and changes in customer demand and industry specifications. We commence new projects or alter the scope or direction of existing projects on a regular basis under the guidance of our management and senior research personnel.

We work with our customers to monitor the performance of our product designs and to provide support at each stage of product development. Due to the complexity of our products, we maintain a significant direct applications support staff for customer technical support in our key markets including in Japan, Taiwan, China, Korea and the United States. These direct applications engineering personnel assist with supporting existing products at key customers. Additionally, we work closely with our customers to develop highly efficient power management products for specific applications.

Intellectual Property

Our intellectual property is primarily developed in-house. We do, from time to time, acquire intellectual property from third parties which we believe is instrumental or complementary to our business.

Our success depends significantly upon our ability to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Competitors may also recruit our employees who have access to our proprietary technologies, processes and operations.

We rely in part on patents to protect our intellectual property. As of June 30, 2005, we had approximately 64 patents issued in the United States and approximately 49 patents issued in other jurisdictions, including two in the PRC and 36 in Taiwan. In addition, we had approximately 139 patent applications pending in the United States Patent and Trademark Office. As of June 30, 2005, we also had approximately 294 patent applications pending in various jurisdictions other than the United States, including 106 in the PRC and 58 in Taiwan. These patents may never be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyright, trademark, trade secret laws, contractual provisions, licenses and maskwork protection under the United States Federal Semiconductor Chip Protection Act of 1984 and similar laws in other jurisdictions. We also enter into confidentiality agreements with our employees, consultants and customers and seek to control access to, and distribution of, our proprietary information.

We may from time to time grant rights to third parties for our patents and other intellectual property. In March 2003, we granted a limited non-exclusive license for two of our patents relating to certain technologies used in our PC Card Controllers to Ricoh Company, Ltd. and its subsidiaries.

The laws of some foreign jurisdictions, including China, do not protect our proprietary rights to the same extent as the laws of the United States, and many companies have encountered substantial infringement problems in these countries, including countries in which we have sold and continue to sell a significant portion of our products. There is a risk that our protection measures may not be adequate. For example, our competitors may independently develop similar technologies, duplicate our products or design around our patents or our other intellectual property rights. If we fail to protect our intellectual property adequately, it would make it easier for our competitors to sell competing products.

We are involved in a variety of litigation matters involving intellectual property. For example, we have initiated and are pursuing certain patent infringement actions in Taiwan. In January 2003, the Shilin District

Court in Taiwan issued a preliminary injunction prohibiting MPS, one of our competitors, from designing, manufacturing, selling, importing or displaying certain of its products which infringe on our Taiwan patents. MPS filed counterclaims for unfair competition and impairment of business reputation. Our litigation with MPS is ongoing. MPS has also filed a petition with the Taiwan Fair Trade Commission, or the FTC, claiming that we have violated the Taiwan Fair Trade Law. We have filed a response to this claim with the FTC, but no further action has been taken by the FTC to date.

In February 2003, the Taipei District Court in Taiwan issued a preliminary injunction prohibiting Beyond Innovation Technology Co., Ltd., or BiTEK, one of our competitors, from making, selling, using, or importing for the purposes of making, selling and using, its BIT3105, BIT3105-P and BIT3106 “high efficiency ZVS CCFL controller” related products. In August 2003, the Taipei District Court issued a preliminary injunction prohibiting BiTEK from designing, making, selling, displaying and importing and all other disposing acts related to its products, including without limitation BIT3107.

In September 2003, December 2003, February 2004, May 2004, June 2004 and March 2005 we were also granted similar preliminary injunctions or provisional attachments against Clevo Computer Company, Asustek Computer Inc., Silicon Motion Inc. and Micro-Star International Co. Ltd., and Silicon Motion, Inc., Samsung Electronics Co., Ltd and Taiwan Sumida Electronics, Inc. respectively, in our patent infringement actions against these companies. As of August 15, 2005, we have deposited an amount of New Taiwan dollars equivalent to approximately US$12.5 million with the Taiwan courts for court bonds in connection with those and other preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages against us in the event we do not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit with the court.

We are currently in litigation against MPS in the United States District Court in the Northern District of California. MPS has alleged that certain of our products infringe on one of its patents and a continuation of that patent. On May 28, 2004, the court granted our motion for summary judgment that MPS lacked evidence of damages. Trial on MPS’ claim commenced in June 2005 and, on July 18, 2005, we received a jury verdict that all claims asserted by MPS were invalid. This verdict is subject to post-trial motions by MPS to overturn the verdict, entry of judgment by the court and a possible subsequent appeal by MPS. As the case currently stands, MPS will not be able to recover damages at trial but if it is able to overturn the jury verdict, then it may attempt to seek injunctive relief and attorneys’ fees.

Given the inherent uncertainties in litigation, there cannot be any assurance that we will prevail in any of the pending litigations, and we cannot predict the outcome of any such litigation. However, we do not expect the final outcome of these pending litigations to have material adverse effect on our financial condition or our results of operations, based on the fact that most of these litigations were initiated by us as plaintiff. Nevertheless, in any litigation arising from claims that we infringe on the intellectual property rights of others, an adverse result could involve an injunction to prevent the sales of a material portion of our products, a reduction or the elimination of the value of related inventories, and the assessment of a substantial monetary award for damages related to past sales, any of which could have a material adverse effect on our result of operations and financial condition.

Competition

We compete in the market for mixed-signal integrated circuits based on such factors as product performance, power efficiency, new technologies, functional innovation, reliability, price and availability. We believe our principal competitors include Linear Technology, Maxim Integrated Products, and Texas Instruments. For example, in the computer end-market, we compete primarily with (i) Texas Instruments in CardBus products and battery charger products for notebook computers and DC/DC converters for systems and microprocessor support, (ii) Maxim Integrated Products in battery charger products for notebook computers and (iii) Linear Technology in DC/DC converters for systems and microprocessor support. We also compete with other competitors such as (i) Microsemi in CCFL inverters products for the backlighting of LCD displays in the computer, consumer electronics and industrial end-markets, (ii) Intersil in DC/DC converters for systems and microprocessor support and (iii) Ricoh in CardBus products for notebook computers. There is also competition from the internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Toshiba and Fujitsu. In addition to these competitors, other integrated circuit companies may decide to enter the market with mixed-signal integrated circuit products that compete with our products or incorporate functions similar to those provided by our products.

Based on industry reports, prices in the market for analog and mixed-signal integrated circuits have been decreasing at an average annual rate of 2.8% per year over the five year period from 1999 to 2004.

Facilities

Our major facilities are located in the United States, the PRC and Taiwan. Our largest single facility is currently in Santa Clara, California. More than one-third of our facilities are located in the PRC. The following table sets out the location, size and primary use of our major facilities and whether such properties are owned or leased.

Location	Size (in square feet)	Primary Use	Owned/leased
California	37,180	operations, design and marketing	owned
Shanghai, PRC(1)(2)	12,276	operations and design	leased
Hsin-Chu, Taiwan	25,450	operations and marketing	leased
Taipei, Taiwan	20,779	operations and marketing	leased
Beijing, PRC(1)	17,608	operations and design	leased
Wuhan, PRC(1)	10,884	operations and design	leased
Chengdu, PRC(1)	10,291	operations and design	leased

(1)	The PRC facilities for which we are the lessee have not been registered with relevant governmental authorities as required under applicable PRC regulations. The applicable PRC regulations do not specify whether the lessor or the lessee is responsible for such registration, although in practice it is the lessor which usually handles registration. According to an interpretation issued by the Supreme People’s Court on the PRC Contract Law, failure to register a lease agreement does not affect the validity of such lease agreement. However, such leases may not be enforceable against any third parties. In the event that the relevant landlord leases the real property under such lease to a third party and makes proper registration, the lessee under such lease may claim damages against the landlord on the basis of breach of such lease but may not enforce the lease for occupation of the real property. We do not foresee any difficulty in seeking alternative premises for these properties should this become necessary.
(2)	In March and May 2005, we acquired facilities in Shanghai, PRC with an aggregate square footage of 30,909. We have not yet received the building ownership certificates for these facilities. As a result, we have not included these facilities in the table shown above.

In addition to the above major facilities, we also have smaller operations in Korea, Japan, Singapore and Eastern Europe, which range in size from 724 to 7,078 square feet. We also maintain an office in the Cayman Islands primarily to process invoices and receive amounts payable. We believe our current owned and leased facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms.

Litigation

Please refer to “Intellectual Property” above for a discussion of the material litigation to which we are a party.

MANAGEMENT

Directors and Executive Officers

The table below sets forth information regarding our directors, executive officers and senior management as of October 14, 2005. Our executive officers are appointed by, and serve at the discretion of, our board.

Name	Age	Position
Sterling Du	46	Chief Executive Officer, Chairman of Board and Class I Director

Chuan Chiung “Perry” Kuo	46	Chief Financial Officer, Joint Company Secretary and Class I Director

James Keim	61	Head of Marketing and Sales and Class II Director

Michael Austin	70	Class III Director

Geok Ling Goh	64	Class I Director and Member of the Audit Committee

Lawrence Lin	55	Class II Director and Member of the Audit Committee

Keisuke Yawata	71	Class III Director and Member of the Audit Committee

Xiaolang Yan	58	Independent Non-executive Director and Class III Director

Ivan Chang	43	Vice-President, Finance

Johnny Chiang	48	Vice-President, Logistics and Backend

Ngai Wai Fung	43	Joint Company Secretary

Executive Directors

Sterling Du, aged 46, has served as our chief executive officer and chairman of our board since March 1997 and as a Class I Director since June 2001. He also served as our chief financial officer from March 1997 to March 1999. From May 1995 to March 1997, Mr. Du was president and chief executive officer of O2Micro, Inc. Mr. Du received a bachelor of science degree in chemical engineering from National Taiwan University and a master of science degree in electrical engineering from the University of California, Santa Barbara.

Chuan Chiung “Perry” Kuo, aged 46, has served as our general manager of Taiwan operations since January 1997, as chief financial officer and a director since March 1999, as secretary since October 1999 and as a Class I Director since June 2001. Mr. Kuo received a bachelor of science degree in chemical engineering from National Taiwan University and a master of business administration degree from the Rotterdam School of Management, Erasmus University in The Netherlands.

James Keim, aged 61, has served as a director since March 1999 and as Head of Marketing and Sales since December 2001 and a Class II Director since June 2001. He also served as our chief operating officer from June 1998 to June 2001. From March 1995 to June 1998, Mr. Keim was a principal in Global Marketing Associates, an international consulting firm. Prior to March 1995, he had been vice president of sales at Alliance Semiconductor Corporation, vice president of marketing at Performance Semiconductor Corporation and worldwide linear marketing manager at Fairchild Semiconductor Corporation. Mr. Keim received a bachelor of science degree in engineering from Iowa State University, a master of science degree in electrical engineering and a master of business administration degree from the University of Illinois.

Non-Executive Directors

Michael Austin, aged 70, has served as a director since October 1997 and as a Class III Director since June 2001. Mr. Austin is a resident of the Cayman Islands and is a Chartered Accountant. Mr. Austin was admitted as an Associate of the Institute of Chartered Accountants in England and Wales in 1964 and as a Fellow in 1969. Mr. Austin is also an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, and a Notary Public of the Cayman Islands. Mr. Austin served as the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years. Since retiring in July 1992, Mr. Austin has been a consultant and currently serves as a non-executive director on several company boards, including those of a number of mutual funds, trust and insurance companies. He serves as a director of Scottish Re, a public company. Mr. Austin served as a director of the Cayman Islands Monetary Authority from January 1997, and was appointed Chairman of the Board in January 2003, a position he held until his retirement on July 31, 2004. He has also served on a variety of other government committees and government related boards, including the Cayman Islands Agricultural and Industrial Development Board, as Chairman; the Hong Kong Stock Exchange Committee; and the Government/Private Sector Consultative Committee. In 1990 Mr. Austin was awarded an M.B.E. by Her Majesty the Queen in recognition of services to the public and business community.

Geok Ling Goh, aged 64, has served as a director since January 2000, as a member of the audit committee since August 2000 and as a Class I Director since June 2001. From October 1998 to October 1999, he was the managing director of Micron Semiconductor Asia Pte Ltd. From June 1970 to October 1998, he held various positions at Texas Instruments Singapore Pte Ltd, including Vice-President of Marketing and in 1993, the first local managing director of Texas Instruments Singapore Pte Ltd. He serves as a director on the boards of Sembcorp Industries Ltd., Plato Capital Ltd. (formerly PKTech International Ltd), Venture Corporation Ltd., DBS Group Holdings Ltd. and DBS Bank Ltd. He also serves as a council member of Nanyang Technology University. He received a bachelor of engineering degree from Sydney University.

Lawrence Lin, aged 55, has served as a Class II Director and member of the audit committee since June 2003. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of L&C Company, Certified Public Accountants, which is a member firm of Urbach Hacker Young International, and a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as Corporate Supervisor for a number of Taiwan companies including Cellink Company Limited and Tex Year Industries Inc. He received a bachelor of science degree from Taipei Vocational Commercial School.

Keisuke Yawata, aged 71, has served as a director since October 1999, as a member and chairman of the audit committee since August 2000 and July 2001, respectively, and as a Class III Director since June 2001. Mr. Yawata has been a partner and director of Start-up101, a venture capital firm, since 1999 and is the chief executive officer of The Future International, a consulting firm he founded in 1997. From 1995 to 1997, he was the president and chief executive officer of Applied Materials Japan and a senior vice president of Applied Materials, Inc. From 1985 to 1994, he was at LSI Logic KK, serving as president and chief executive officer from 1985 to 1992, and as chairman of the board from 1993 to 1994. From 1958 to 1984, he was employed by NEC Corporation and its subsidiaries where he held various positions, the last position being president and chief executive officer of NEC Electronics, Inc. from 1981 to 1984. He received a bachelor of science degree in electrical engineering from Osaka University in Osaka, Japan and a master of science degree in electrical engineering from Syracuse University.

Xiaolang Yan, aged 58, has served as a Class III Director since July 2005. Mr. Yan is a professor and Dean of the Electrical Engineering College, Dean of the Information Science & Engineering College and Director of Institute of VLSI Design at Zhejiang University in China. He is also the Director of China’s National Integrated Circuit Talent Education Program and the Director of the Strategic Expert Committee for VLSI Design of the China State High Technology Program (863 Program). From May 1994 to March 1999, he was Professor and Dean of Hangzhou Institute of Electronic Engineering and Director of its ICCAD Research Institute. From September 1993 to May 1994, he was a visiting scholar at Stanford University. From March 1990 to September

1993, he was Executive Vice-President and Chief Engineer at Beijing IC Design Center in Beijing, China. Mr. Yan received his bachelor of science and master of science degrees in electrical engineering from Zhejiang University in Hangzhou, China.

Senior Management

Ivan Chang, aged 43, has served as our vice-president, finance since February 2003. He also served as our controller from July 1999 until February 2003. Mr. Chang received a bachelor of science degree in Accounting from Soochow University and a master of science degree in Accounting Information from University of Maryland, College Park.

Johnny Chiang, aged 48, has served as our vice-president, logistics and backend since February 2003. He also served as our director of operations from March 1999 to February 2003 and our operations manager from November 1997 to March 1999. Mr. Chiang received a bachelor of science degree in Industrial Engineering from Chung Yung University.

Joint Company Secretaries

Chuan Chiung “Perry” Kuo

Ngai Wai Fung, aged 43, Mr. Ngai is the associate director and head of listing services of KCS Limited, a leading corporate secretarial and accounting services provider in Hong Kong. Mr. Ngai is also a fellow of the Hong Kong Institute of Company Secretaries, or the HKICS. and the Institute of Chartered Secretaries and Administrators. He is also a vice president of the HKICS and the chairman of its China Affairs Committee. Mr. Ngai holds a masters degree in Corporate Finance from the Hong Kong Polytechnic University, a master of business administration from Andrews University and a bachelor of laws (with honors) from the University of Wolverhampton.

DESCRIPTION OF ORDINARY SHARES

General.    After giving effect to our proposed 50-to-1 share split, the company’s articles of association will authorize the issuance of 4,750,000,000 ordinary shares with a par value of US$0.00002. All outstanding ordinary shares are fully paid and nonassessable. Certificates representing the ordinary shares are issued in registered form. The ordinary shares are not entitled to any sinking fund or pre-emptive or redemption rights. Under Cayman Islands law, non-residents may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law (2004 Revision) and the articles of association. No Cayman Islands laws or regulations restrict the export or import of capital or affect the payment of dividends to non-residents holders of the ordinary shares.

At the closing of the global offering, we will adopt a new amended and restated memorandum and articles of association. The following are summaries of material provisions of our new amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Dividends.    The holders of our ordinary shares are entitled to receive the dividends that are declared by the board of directors. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test.

Voting Rights.    Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or any shareholder present in person or by proxy, before or on the declaration of the result of the show of hands.

A quorum required for a meeting of shareholders consists of at least a number of shareholders present in person or by proxy and entitled to vote representing the holders of not less than a majority of our issued voting share capital. Shareholders’ meetings are held annually and may be convened by the board of directors on its own initiative. Advanced notice of at least 21 days is required for the convening of shareholders’ meetings.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares and preference shares, if any, cast in a general meeting, while a special resolution requires the affirmative vote of three-fourths of the votes cast attaching to the ordinary shares and preference shares, if any. Holders of ordinary shares, which are currently the only shares, carrying the right to vote at our general meetings, have the power, among other things, to elect directors, appoint auditors and make changes in the amount of our authorized share capital.

Material issues that require a special resolution of the shareholders under the Companies Law include resolutions to alter the memorandum of association with respect to any objects, powers or other matters specified therein, any alteration of the articles of association, any reduction of capital, any change of name, the appointment of an inspector for examining into the affairs of the company, requiring the company to be wound up by a court, any voluntary winding up, delegating to creditors the power of appointing liquidators, making binding arrangements between the company and its creditors, sanctioning the transfer of the business or property of the company being wound up to another company whether established in the Cayman Islands or in any other jurisdiction and sanctioning the re-registration of an ordinary non-resident company as an exempted company.

Liquidation.    If we are to be liquidated, the liquidator may, with the approval of the shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, in a manner proportionate to their shareholdings, and may vest the whole or any part of those assets in trustees of those trusts for the benefit of the shareholders that the liquidator, with the approval of the shareholders, thinks fit, provided that a shareholder may not be compelled to accept any shares or other assets that would subject that shareholder to liability.

Preference Shares

After giving effect to our proposed 50-to-1 share split, the articles of association will authorize the issuance of 250,000,000 preference shares with a par value of US$0.00002 per share. Pursuant to our articles of association, the board of directors has the authority, without further action by the shareholders but subject to any direction given by the shareholders in a general meeting, to issue preference shares in one or more series. It also has the authority to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions of those shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. The board of directors, without shareholder approval, can issue preference shares with voting, conversion or other rights that could harm the voting power and other rights of the holders of ordinary shares. Subject to the directors’ duty of acting in our best interest, preference shares can be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of the ordinary shares, and may harm the voting and other rights of the holders of ordinary shares.

Anti-Takeover Effects of Provisions in Our Charter Documents

Provisions in our charter documents could discourage potential acquisition proposals and could delay or prevent a change in control transaction that our shareholders favor. These provisions could have the effect of discouraging others from making tender offers for our shares. As a result, these provisions may prevent the market price of our ordinary shares from reflecting the effects of actual or rumored takeover attempts and may prevent shareholders from reselling their shares at or above the price at which they purchased their shares. These provisions may also prevent changes in our management that our shareholders may favor. Our charter documents do not permit shareholders to act by written consent, do not permit shareholders to call a general meeting and provide for a classified board of directors, which means shareholders can only elect, or remove, a limited number of our directors in any given year. Furthermore, as discussed above, our board of directors has the authority to issue up to 250,000,000 preference shares (after giving effect to our proposed share split) in one or more series. Our board of directors can fix the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders but subject to any direction that may be given by the shareholders in a general meeting. The issuance of preference shares may delay or prevent a change in control transaction without further action by our shareholders or make removal of management more difficult.

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. The following paragraphs are a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and to their shareholders.

Mergers and Similar Arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the parties have complied with the statutory provisions regarding majority vote;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is one that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period require the holders of the remaining shares to transfer these shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    Under the laws of many jurisdictions in the United States, majority and controlling shareholders generally have “fiduciary” responsibilities to the minority shareholders. However, minority shareholders in a Cayman Islands company may not have the same protections that minority shareholders in a U.S. company would have.

Maples and Calder, our Cayman Islands counsel, has advised us that no significant or major reported class action or derivative action has been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or outside of its powers;

•	the act complained of, although not outside of its powers, could be effected only if authorized by more than a simple majority vote;

•	the individual rights of the plaintiff shareholders have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent that a provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to these provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, a shareholder is entitled to a copy of our memorandum and articles of association as well as our minutes and accounting records (but only for a purpose reasonably related to the shareholder’s interests as a shareholder). Additionally, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Transfer Agent

We have appointed                      as the Hong Kong transfer agent and branch registrar for the ordinary shares.                     ’s telephone number is                     .

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

American Depositary Receipts

Upon our implementation of the ADR program, The Bank of New York, as depositary, will issue ADRs with respect to our ordinary shares that are quoted on Nasdaq. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent ownership interests in 50 shares or the right to receive 50 shares deposited with the Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, or HSBC, as custodian for The Bank of New York, in Hong Kong. Each ADS will also represent any other securities, cash or other property deposited with The Bank of New York in connection with the deposited shares. The Bank of New York’s office is located at 101 Barclay Street, New York, NY 10286. HSBC’s office is located at 1 Queen’s Road Central, Hong Kong, China.

You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because The Bank of New York will actually hold the underlying ordinary shares, holders of ADRs will not have shareholder rights and must rely on The Bank of New York to exercise the rights of a shareholder. The obligations of The Bank of New York are set out in an agreement among us, The Bank of New York and ADR holders. The deposit agreement and the ADRs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. This summary may not contain all the information that may be important to you. The deposit agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Share Dividends and Other Distributions

How will ADR holders receive dividends and other distributions on the shares?

The Bank of New York has agreed to pay to ADR holders the cash dividends or other distributions it receives on shares or other deposited securities, after deducting its fees and expenses. ADR holders will receive these distributions in proportion to the number of shares your ADRs represent.

•	Cash. The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, The Bank of New York shall file such application for approval or license, if any, that it considers desirable. If such conversion is not possible on a reasonable basis or if any government approval is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, The Bank of New York will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the foreign currency, ADR holders may lose some or all of the value of the distribution.

•	Shares. The Bank of New York may, or upon request shall, distribute new ADRs representing any shares we distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADRs. It will sell shares which would require it to issue a fractional ADR and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADR will also represent the new shares.

•	Rights to receive additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, The Bank of New York may, after consultation with us, make these rights available to ADR holders. If The Bank of New York decides it is not legal and practical to make the rights available but that it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, ADR holders will receive no value for them.

If The Bank of New York makes rights available to ADR holders, upon the instruction of a holder it will exercise the rights and purchase the shares on such holder’s behalf. The Bank of New York will then deposit the shares and issue ADRs to such holder. It will only exercise the rights if the ADR holder pays the exercise price and any other charges the rights require the ADR holder to pay.

U.S. securities laws may restrict the sale, deposit, cancellation, and transfer of the ADRs issued after exercise of rights. For example, a holder may not be able to trade the ADRs freely in the United States. In this case, The Bank of New York may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

•	Other Distributions. The Bank of New York will send to ADR holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADRs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADRs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to ADR holders.

Deposit, Withdrawal and Cancellation

How does the Depositary issue ADRs?

The Bank of New York will issue ADRs if you or your broker deposit shares or evidence of rights to receive shares with HSBC. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its office to the persons you request.

How do ADR holders cancel an ADR and obtain shares?

ADR holders may turn in their ADRs at The Bank of New York’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver:

•	the underlying shares to an account designated by the ADR holder and

•	any other deposited securities underlying the ADR at the office of HSBC or, at a holder’s risk and expense, The Bank of New York will deliver the deposited securities at its office.

Voting Rights

How do ADR holders vote?

ADR holders may instruct The Bank of New York to vote the shares underlying their ADRs but only if we ask The Bank of New York to ask for instructions from ADR holders. Otherwise, ADR holders will not be able to exercise their rights to vote unless they withdraw the shares. However, ADR holders may not know about the meeting enough in advance to withdraw the shares. If we ask for instructions from ADR holders, we will give The Bank of New York notice of such meeting no less than 30 days prior to the meeting date and The Bank of New York will notify ADR holders of the upcoming vote and arrange to deliver our voting materials to ADR holders. The materials will:

•	describe the matters to be voted on and

•	explain how ADR holders, on a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying their ADRs as the ADR holders direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to Cayman Islands law and Hong Kong law and the provisions of our Memorandum and Articles of Association, to vote or to have its agents vote the shares or other deposited securities as the ADR holders instruct. If The Bank of New York does not receive valid instructions from an ADR holder, it will deem that such holder has instructed it to give a discretionary proxy to a person designated by us to vote such deposited securities, unless we notify the depositary that we do not wish to receive a discretionary proxy, we think there is substantial shareholder opposition to the particular question or we think the particular question would have a material adverse impact on our shareholders.

We cannot assure ADR holders that they will receive the voting materials in time to ensure that they can instruct The Bank of New York to vote their shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADR holders may not be able to exercise their right to vote and there may be nothing ADR holders can do if their shares are not voted as they requested.

Fees and Expenses

ADR holders must pay:	For:

US$5.00 (or less) per 100 ADRs

•         Each issuance of an ADR, including as a result of a distribution of shares or rights or other property

•         Each cancellation of an ADR, including if the deposit agreement terminates

•         Each distribution of securities, other than shares or ADSs, treating the securities as if they were shares for purpose of calculating fees

US$.02 (or less) per ADR	• Any cash distribution

US$.02 (or less) per ADR per calendar year ( to the extent the depositary has not collected a cash distribution fee of US$.02 per ADR during that year	• Depositary services

Registration or transfer fees

•         Transfer and registration of shares on the share register of our transfer agent and registrar in Hong Kong to or from the name of The Bank of New York or its agent when an ADR holder deposits or withdraws shares

Expenses of The Bank of New York	• Conversion of Hong Kong dollars to U.S. dollars

Expenses of The Bank of New York	• Cable, telex and facsimile transmission expenses, if the expenses are expressly provided in the deposit agreement

Taxes and other governmental charges The Bank of New York or HSBC have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Payment of Taxes

ADR holders will be responsible for any taxes or other governmental charges payable on their ADRs or on the deposited securities underlying their ADRs. The Bank of New York may refuse to transfer ADRs or allow ADR holders to withdraw the deposited securities underlying their ADRs until such taxes of other charges are paid. It may apply payments owed to ADR holders or sell deposited securities underlying ADRs to pay any taxes owed and the ADR holder will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to the ADR holder any proceeds, or send to the ADR holder any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our shares • Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by The Bank of New York will become deposited securities. Each ADR will automatically represent its equal share of the new deposited securities.

• Distribute securities on the shares that are not distributed to ADR holders • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The Bank of New York may, and will if we ask them to, distribute some or all of the cash, shares or other securities it received. It may also issue new ADRs or ask ADR holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with The Bank of New York to amend the deposit agreement and the ADRs without the consent of ADR holders for any reason. If the amendment increases fees or charges, except for taxes and other governmental charges or certain expenses of The Bank of New York, or prejudices an important right of ADR holders, it will only become effective 30 days after The Bank of New York notifies ADR holders of the amendment. At the time an amendment becomes effective, an ADR holder is considered, by continuing to hold its ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The Bank of New York will terminate the deposit agreement if we ask it to do so. The Bank of New York may also terminate the deposit agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In both cases, The Bank of New York must notify ADR holders at least 60 days before termination.

After termination, The Bank of New York and its agents will be required to do only the following under the deposit agreement:

•	advise ADR holders that the deposit agreement is terminated;

•	collect distributions on the deposited securities;

•	sell rights and other property; and

•	deliver shares and other deposited securities upon cancellation of ADRs.

Six months or more after termination, The Bank of New York will, if practical, sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The Bank of New York’s only obligations will be to account for the money and other cash. After termination, our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

Limitations on Obligations and Liability to ADR Holders

Limits on our Obligations and the Obligations of the Depositary, Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of The Bank of New York. It also limits our liability and the liability of The Bank of New York. We and The Bank of New York:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and The Bank of New York agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or property, The Bank of New York may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer, or register transfers of ADRs generally when the transfer books of The Bank of New York or our transfer agent and registrar in Hong Kong are closed or at any time if The Bank of New York thinks it advisable to do so.

The Right of ADR Holders to Receive the Ordinary Shares Underlying Their ADRs

ADR holders have the right to cancel their ADRs and withdraw the underlying shares at any time except:

•	when temporary delays arise because The Bank of New York has closed its transfer books in connection with voting at a shareholders’ meeting or the payment of dividends or when we have closed our transfer books;

•	when the ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADRs

In certain circumstances, subject to the provisions of the deposit agreement, The Bank of New York may execute and deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon receipt and cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

(1)	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer:

•	owns the shares or ADRs to be deposited,

•	assigns all beneficial interest and title in the shares or ADRs to The Bank of New York in its capacity as depositary and for the benefit of the owners, and

•	will not take any action with respect to the shares or ADRs that is inconsistent with the transfer of beneficial ownership including disposing the shares or ADRs without the prior consent of The Bank of New York except for any action to satisfy the pre-release;

(2)	the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and

(3)	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice.

The pre-release will be subject to indemnities and applicable credit regulations that The Bank of New York reasonably considers appropriate. In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

TAXATION

The taxation of income and capital gains of holders of ordinary shares or ADSs is subject to the laws of jurisdictions in which holders of such shares or ADSs are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions is based on current law and practice, is subject to change and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs. In particular, the discussion does not address the tax consequences under state, local and other laws, such as non-Cayman Islands and non-U.S. federal laws. Accordingly, you should consult your own tax adviser regarding the tax consequences of an investment in the ordinary shares or ADSs. The discussion is based upon laws and relevant interpretations in effect as of the date of this prospectus, all of which are subject to changes. There is no tax treaty in effect between the Cayman Islands and the United States.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

No stamp duties are payable on the issue or transfer of shares. An agreement to transfer shares may be subject to stamp duty if the agreement is executed in the Cayman Islands or, if executed outside the Cayman Islands, subsequently brought into the Cayman Islands. The Stamp Duty Law (2005 Revision) does not provide who is liable to pay stamp duty on any document but, in practice, the person who seeks to rely on the document in any civil court proceedings will be required to pay stamp duty in order to have the document admitted in evidence.

United States Federal Income Taxation

The following is a summary of material U.S. federal income tax consequences under present law relating to the purchase, ownership, and disposition of ordinary shares or ADSs held as capital assets by a U.S. Holder (as defined below). This summary does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change at any time (possibly on a retroactive basis) by legislative, judicial or administrative action and to differing interpretations. There can be no assurance that the Internal Revenue Service (“IRS”) will not take a contrary view. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of the ownership of ordinary shares or ADSs. This summary does not discuss state or local tax consequences of the ownership of ordinary shares or ADSs.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If a holder holds ADSs, the holder should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

U.S. Holders

A “U.S. Holder” means a beneficial owner of ordinary shares or ADSs who is any of the following:

•	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions;

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	a person that is otherwise subject to U.S. federal income taxation on its net income

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ordinary shares or ADSs, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of ordinary shares or ADSs that is a partnership and partners in such partnership should consult their individual tax advisers about the U.S. federal income tax consequences of holding or disposing of the ordinary shares or ADSs.

This summary does not address the U.S. federal income tax treatment of investors having a special legal status, including without limitation the following types of investors, who may be subject to tax rules that differ significantly from those summarized below:

•	life insurance companies;

•	tax-exempt investors;

•	banks and financial institutions;

•	dealers in securities or foreign currencies,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

•	persons liable for the alternative minimum tax;

•	U.S. investors who or that actually or constructively hold 10% or more of our voting shares or ADSs;

•	Investors who hold our ordinary shares or ADSs as part of straddles, hedging, integrated or conversion transactions for U.S. federal income tax purposes; and

•	persons that have a “functional currency” other than the U.S. dollar.

THIS SUMMARY IS NOT A COMPREHENSIVE DESCRIPTION OF ALL OF THE TAX CONSIDERATIONS THAT MAY BE RELEVANT WITH RESPECT TO A HOLDER’S OWNERSHIP OF ORDINARY SHARES OR AMERICAN DEPOSITARY SHARES. HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES AND WITH RESPECT TO THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS TO WHICH THEY MAY BE SUBJECT AND THE CONSEQUENCES OF TAX TREATIES AND U.S ESTATE OR GIFT TAX LAWS.

Taxation of Dividends and Other Distributions on Ordinary Shares or ADSs

Subject to the discussion in “Passive Foreign Investment Company Status” below, in the event that a U.S. Holder receives a distribution on the ordinary shares or ADSs, the U.S. Holder will be required to include the distribution in gross income as a taxable dividend, on the date of receipt by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations. For taxable years beginning before January 1, 2009, any “qualified dividend income” paid to a noncorporate U.S. Holder will be subject to tax at the rates applicable to long-term capital gains (which are currently taxed to such persons at the maximum rate of 15%), if (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is expected that our ADSs will satisfy this requirement as a result of being traded on the Nasdaq National Market. A

U.S. holder that exchanges its ADSs for ordinary shares, or that holds only ordinary shares, may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not readily tradable on an established securities market in the United States. U.S. Holders should consult their own tax advisers regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

The Company has the right to pay dividends in any currency. If dividends are paid in a currency other than the U.S. dollar, the dividends will be included in a U.S. Holder’s income as a U.S. dollar amount based on the exchange rate in effect on the date that the U.S. Holder receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the U.S. Holder does not receive U.S. dollars on the date the dividend is distributed, the U.S. Holder will be required to include either gain or loss in income when the U.S. Holder later exchanges the foreign currency for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the foreign currency for U.S. dollars. The gain or loss generally will be ordinary income or loss from U.S. sources. If we distribute as a dividend non-cash property, the U.S. Holder will generally include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ordinary shares or ADSs will, under current law, be “passive income” or, in the case of certain U.S. Holders, “financial services income.” Recently enacted legislation will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under this recently enacted legislation, dividends distributed by us with respect to ordinary shares or ADSs would generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). In particular circumstances, a U.S. Holder that (i) has held the ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds the ordinary shares or ADSs in arrangements in which the U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ordinary shares or ADSs.

Distributions in excess of our current and accumulated earnings and profits will first be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the ordinary shares or ADSs and thereafter as gain from the sale or exchange of a capital asset. We do not generally intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Disposition of Ordinary Shares or ADSs

Subject to the discussion in “Passive Foreign Investment Company Status” below, gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in the ordinary shares or ADSs. The capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the ordinary shares for more than one year at the time of the sale or exchange. A non-corporate U.S. Holder will be eligible for reduced rates of taxation (currently, at a maximum rate of 15% for sales occurring in taxable years beginning before January 1, 2009) on long-term capital gain. The deductibility of capital losses is subject to limitations. Any gain or loss recognized will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes, except that losses will be treated as foreign source losses to the extent that a U.S. Holder received dividends that were includible in the financial services income basket during the 24-month period prior to the sale.

Passive Foreign Investment Company Status

We believe that we are not a passive foreign investment company and do not expect to become a passive foreign investment company in the future. We will be classified as a passive foreign investment company if, after the application of “look through” rules, either (a) 75% or more of our gross income in a taxable year is passive income (the “income test”), or (b) the average percentage of our assets (by value) in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50% (the “assets test”). Whether or not we are a passive foreign investment company will be determined annually based upon the composition of our income and assets, including goodwill, from time to time. In determining that we are not a passive foreign investment company, we are relying on the current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value determined using the then market price of our shares and have made a number of assumptions regarding the amount of this value allocable to goodwill. Because this method of determining goodwill is based on the price of our shares (and in the future will be based on the market value of our ADSs and ordinary shares), the amount of goodwill calculated will vary with the price of our ADSs and ordinary shares. We believe our valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our goodwill, which may result in our being classified as a passive foreign investment company. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in the global offering. We intend to conduct our business activities in an effort to reduce the risk of our classification as a passive foreign investment company. Because the passive foreign investment company determination is made at the end of each taxable year, we cannot determine in advance whether we will be considered a passive foreign investment company for the 2005 taxable year or for any future taxable year. If we determine that we have become a passive foreign investment company, we will notify the Bank of New York and all U.S. Holders who have been record holders of our ordinary shares during any period in which we determine that we are a passive foreign investment company within 60 days of the end of our taxable year for which we make such determination. If we are a passive foreign investment company for any year during which a U.S. Holder holds ADSs or ordinary shares, we generally will continue to be treated as a passive foreign investment company for all succeeding years during which the U.S. Holder holds ADSs or ordinary shares.

Special U.S. tax rules apply to U.S. Holders of interests in a passive foreign investment company. Subject to the discussion of the market-to-market election and qualified electing fund election below, if we were a passive foreign investment company for any taxable year during which a U.S. Holder held our ordinary shares or ADSs, the U.S. Holder would be subject to special tax rules regardless of whether we meet the income test or assets test for any other year with respect to:

•	any “excess distributions” by us to the U.S. Holder, which means any distributions received by the U.S. Holder on the ordinary shares or ADSs in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ordinary shares or ADSs; and

•	any gain realized on the sale or other disposition, including a pledge, of ordinary shares.

Under these special tax rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ADSs;

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we became a passive foreign investment company would be treated as ordinary income;

•	the amount allocated to each of the other years would be taxed as ordinary income at the highest tax rate in effect for that year; and

•	the interest charge applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each prior year in which we were a passive foreign investment company to recover the deemed benefit from the deferred payment of the tax attributable to each prior year.

In addition, dividends that a U.S. Holder receives from us will not be eligible for the special tax rates applicable to “qualified dividend income” if we are a passive foreign investment company either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

If we are a passive foreign investment company in any year, a U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received with respect to the ordinary shares and any gain realized on the disposition of the ordinary shares or ADSs.

A U.S. Holder in a passive foreign investment company is allowed to make a mark-to-market election with respect to the stock or ADSs of the passive foreign investment company, provided that the shares or ADSs are “marketable” within the meaning of the Code. The ordinary shares or ADSs will be marketable as long as they remain listed on the Nasdaq National Market and are “regularly traded.” The ordinary shares or ADSs will be considered “regularly traded” for any calendar year during which the ordinary shares or ADSs are traded, other than in de minimis quantities, on at least fifteen days during each calendar quarter. If the election is made, a U.S. Holder would be required to mark the ordinary shares or ADSs to market each taxable year and recognize ordinary income for any increase in market value for that taxable year and would be allowed to recognize an ordinary loss for any decrease in that market value to the extent that prior gains exceed prior losses. The adjusted basis in the ordinary shares or ADSs would be adjusted to reflect that gain or loss. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the ordinary shares or ADSs cease to be marketable or the IRS consents to the revocation of the election.

Alternatively, for each year we meet the income or assets test, a U.S. Holder can make an election to include in income annually its pro rata share of our earnings and net capital gains. This election is referred to as a qualified electing fund election. To make a qualified electing fund election, a U.S. Holder will need to have an annual information statement from us documenting the earnings and capital gain for the year. If we were to become a passive foreign investment company, we would furnish the passive foreign investment company annual information statement to any shareholder or former shareholder who requested it. In general, a U.S. Holder must make a qualified electing fund election on or before the due date for filing its income tax return for the first year to which the qualified electing fund election will apply. U.S. Holders are permitted to make retroactive elections in particular circumstances, including if the U.S. Holder had a reasonable belief that the foreign corporation was not a passive foreign investment company and filed a protective statement. As discussed above, we will notify investors if we determine that we have become a passive foreign investment company. This notice will provide U.S. Holders on a calendar tax year with sufficient time to make the qualified electing fund election. U.S. Holders (in particular those with a tax year other than the calendar year) should consult their own tax advisers as to the consequences of making a protective qualified electing fund election or other consequences of the qualified electing fund election.

If we are a passive foreign investment company in any year, U.S. Holders should consult with their tax advisers regarding whether to make a mark-to-market or qualified electing fund election.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of our ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax (currently at 28%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

UNDERWRITERS

The global offering consists of this offering, which is made in the United States and other parts of the world, including to professional and institutional investors in Hong Kong, and a public offering in Hong Kong.

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus the underwriters named below, for whom Morgan Stanley & Co. International Limited is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ordinary shares indicated below:

Name	Number of Ordinary Shares
Morgan Stanley & Co. International Limited
Needham & Company, LLC
Piper Jaffray & Co.

Total

We also entered into a Hong Kong underwriting agreement with the underwriters participating in the Hong Kong public offering, including Morgan Stanley Dean Witter Asia Limited,              and              , for the public offer of              ordinary shares for subscription in Hong Kong. The Hong Kong public offering is conditional upon, among other things, the Listing Committee of the HKSE granting the listing of, and permission to deal in, our ordinary shares offered in the global offering on the HKSE.

Morgan Stanley Dean Witter Asia Limited is acting as sole global coordinator and sole bookrunner for the global offering.

The underwriters have agreed to purchase all the ordinary shares being offered in the global offering, provided that certain conditions are satisfied. The underwriting agreements also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased. The number of ordinary shares actually allocated to each offering may differ from the amount offered due to reallocation between this offering and the Hong Kong public offering. To the extent that the Hong Kong public offering is oversubscribed by 15, 50, and 100 times,             ,              and              ordinary shares, respectively, will be reallocated from this offering to the Hong Kong public offering. Any unsold ordinary shares being offered in the Hong Kong public offering may be reallocated to this offering.

The price of any ordinary shares sold by the underwriters in this offering will be the public offering price listed on the cover page of this prospectus supplement, in Hong Kong dollars (approximately US$             per ordinary share or US$             per ADS at an exchange rate of HK$             per US$1.00, the noon buying rate on         , 2005 in The City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York), less an amount not greater than the amount of the concession to dealers described below. The initial public offering price per share in the Hong Kong public offering, when increased by a 1% brokerage fee, a 0.005% transaction levy, a 0.002% investor compensation levy and a 0.005% trading fee payable by purchasers, will be equivalent to the offering price in this offering, provided that the offering price in this offering does not exceed the sum of the maximum price for the Hong Kong public offering as stated in the Hong Kong prospectus and the relevant fees and levies.

The underwriters may sell the ordinary shares to certain dealers at the public offering price less a concession not in excess of HK$             per ordinary share. After the date of this prospectus, the offering price and the concessions and discounts may be changed.

The underwriting discounts and commissions payable by us are HK$             per ordinary share and HK$             in the aggregate without exercise of the over-allotment option (HK$             if the over-allotment option is exercised in full). The total proceeds to us from the offering (without exercise of the over-allotment

option), after deducting underwriters’ discounts and commissions and expenses payable by us, are HK$                .

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional ordinary shares at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions set out in the underwriting agreement, to purchase additional ordinary shares approximately proportionate to each underwriter’s initial amount reflected in the table above. If the underwriters’ option is exercised in full, the total price to the public would be HK$            , the total underwriters’ discounts and commissions would be HK$            , total proceeds to us would be HK$            .

The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately HK$            , which includes legal, accounting and printing costs and various other fees associated with registering and listing the ordinary shares.

The ordinary shares offered and sold outside the United States have not been registered under the Securities Act for their offer and sale as part of the initial distribution in the global offering. These ordinary shares offered will initially be offered and sold outside the United States in compliance with Regulation S under the Securities Act.

We have applied for the listing of and permission to trade our ordinary shares on the HKSE under the stock code “            .” Currently, our ordinary shares are quoted on the Nasdaq National Market under the symbol “OIIM.” On October 14, 2005, the last reported sale price of the ordinary shares on Nasdaq was US$13.54 per ordinary share, or approximately HK$105.07 per share based on an exchange rate of HK$7.76 per US$1.00, the noon buying rate in The City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on such date.

The ordinary shares offered in the global offering will not commence trading on the HKSE until they are delivered and all of the conditions contained in the underwriting agreement for the Hong Kong public offering have been satisfied, which is expected to be five Hong Kong business days after the date of pricing of the ordinary shares. You may not be able to sell or otherwise deal in the ordinary shares offered in the global offering prior to the commencement of trading on the HKSE.

We have agreed that, without the prior written consent of Morgan Stanley & Co. International Limited on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•	publicly announce any intention to effect any transaction specified above,

whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of ordinary shares to the underwriters under the underwriting agreement;

•	the issuance by us of ordinary shares issuable upon the exercise of options under our stock option plans; and

•	transactions by any person other than O2Micro relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the ordinary shares.

Each of our directors and executive officers has agreed that, without the prior written consent of Morgan Stanley & Co. International Limited on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the ordinary shares or ADSs;

•	make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	publicly announce any intention to effect any transaction specified above.

whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the issuance by us of ordinary shares issuable upon the exercise of options under our stock option plans;

•	transactions by any person other than O2Micro relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the ordinary shares;

•	certain other transfers of ordinary shares, including to immediate family members, trusts, partners, members or controlled affiliates.

In addition, each of our directors and executive officers and certain other shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. International Limited on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any shares of ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

Both the 90-day and 180-day lock-up period are subject to adjustment under certain circumstances. If (1) during the last 17 days of the 90-day or 180-day lock-up period, as the case may be, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day or 180-day lock-up, as the case may be, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that in the case of clause (2) above, if no earnings release is released during the 16-day period, the lock-up will terminate on the last day of the 16-day period.

In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ordinary shares in the offering, if the syndicate repurchases previously distributed ordinary shares to cover syndicate short positions or to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

From time to time, the underwriters have provided, and continue to provide, commercial and investment banking services to us for which they have received customary compensation.

We have been advised by the underwriters that Morgan Stanley & Co. International Limited expects to make offers and sales in the United States through its registered broker-dealer affiliate, Morgan Stanley & Co. Incorporated.

The address of Morgan Stanley & Co. International Limited is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Needham & Company, LLC is 800 Nicollet Mall, Minneapolis, MN 55402. The address of Piper Jaffray is 445 Park Avenue, New York, NY 10022.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States and Hong Kong) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or the Hong Kong prospectus or any other material relating to us or the ordinary shares, in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor the Hong Kong prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Canada.    The ordinary shares (i) have not been offered or sold, and will not be offered or sold, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof. Any offer or sale of ordinary shares in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available; and (ii) will only be offered and sold when a notice is sent to any dealer who purchases the ordinary shares stating in substance that, by purchasing such ordinary shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such ordinary shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of ordinary shares in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available, and that such dealer will deliver to any other dealer to whom it sells any of such ordinary shares a notice containing substantially the same statement as is contained in this sentence. Any purchase, offer, sale or delivery of ordinary shares (including, without limitation, any applicable requirements relating to the delivery of this prospectus) will be made in compliance with all applicable laws and regulations, together with all necessary filings, consents or approvals, in each Canadian jurisdiction in which such offer or sale is made. In connection with sales of and offers to sell ordinary shares to each Canadian Person a copy of the then current prospectus shall be furnished to such Canadian Person, or such Canadian Person shall be informed that such prospectus will be made available upon request. An accurate record of the names and addresses of all persons to whom copies of this prospectus, or any amendment or supplement to this prospectus are distributed shall be kept.

“Canadian Person” means any national or resident of the Canada (other than an individual resident in a Canadian province or territory where such individual is prohibited from purchasing securities under local provincial or territorial securities laws), or any corporation, person, profit-sharing or other trust or other entity organized under the laws of the Canada or of any political subdivision thereof (other than a branch located outside Canada of any Canadian Person), and includes any Canadian branch of a person who is otherwise not a Canadian Person.

United Kingdom.    The ADSs have not been offered or sold and will not be offered or sold except to persons who are qualified investors within the meaning of section 86(7) of the Financial Services and Markets Act 2000, or FSMA, or otherwise in circumstances which do not require a prospectus to be made available to the public in the United Kingdom within the meaning of section 85(1) of the FSMA. Invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) has been or will be communicated in connection with the issue or sale of the ADSs only in circumstances in which section 21(1) of the FSMA does not apply to us.

European Economic Area.    In relation to each member state of European Economic Area which has implemented the Prospectus Directive 2003/71/EC (each a “relevant member state”), with effect from and including the date on which the Prospectus Directive 2003/71/EC is implemented in that relevant member state (the “relevant implementation date”), the ADSs have not been and will not be offered to the public in that relevant member state prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive 2003/71/EC, except for the ADSs that have been or will be offered to the public, with effect from and including the relevant implementation date, in that relevant member state at any time: (A) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (B) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (C) in any other circumstances which do not require the publication of a prospectus under Article 3 of the Prospectus Directive 2003/71/EC.

Japan.    The ordinary shares offered in this prospectus have not been and will not be registered under the Securities and Exchange Law of Japan. The ordinary shares may not be offered or sold directly or indirectly in Japan or to or for the benefit of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable provisions of Japanese law. As used in this paragraph, “resident of Japan” means any person residing in Japan, and any corporation or other entity organized under the laws of Japan.

Singapore.    This prospectus has not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. The ordinary shares may not be offered or sold, nor be made the subject of an invitation for subscription or purchase and this prospectus and any document or other material relating to the ordinary shares may not be circulated or distributed, either directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

PRC.    This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the PRC. The ordinary shares are not being offered and may not be offered or sold, directly or indirectly, in the PRC to or for the benefit of, legal or natural persons of the PRC. According to the laws and regulatory requirements of the PRC, the ordinary shares may, subject to the laws and regulations of the relevant jurisdictions, only be offered or sold to non-PRC natural or legal persons in Taiwan, Hong Kong or Macau or any country other than the PRC, whether by means of a prospectus or otherwise.

Germany.    This prospectus is not a Securities Selling Prospectus (Wertpapier-Verkaufsprospekt) within the meaning of the German Securities Prospectus Act of September 9, 1998, as amended, or the Prospectus Act (Wertpapier-Verkaufsprospektgesetz), and has not been filed with and approved by the German Federal Financial Supervisory Authority (Bundesan-stalt für Finanzdienstleistungsaufsicht—BaFin) or any other competent German authority under the relevant laws, and the ordinary shares may not be offered or sold and copies of this prospectus or any document relating to the ordinary shares may not be distributed, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1 and 2 of the Prospectus Act and, in such case, in accordance with the Prospectus Act and other applicable provisions of German laws and regulations, including any act or regulation implementing Directive 2003/71/EC of November 4, 2003 on the prospectus to be published when securities are offered to the public or admitted to trading and amending Directive 2001/34/EC.

Netherlands.    The ordinary shares may not, directly or indirectly, be offered, sold, transferred or delivered in or from the Netherlands, whether at their initial distribution or at any time thereafter, and neither this prospectus nor any other document in respect of the global offering may be distributed or circulated in or from the Netherlands, other than to individuals or legal entities, who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment institutions, securities intermediaries, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises). Each person acquiring the ordinary shares will be required to, or is deemed by his acquisition of the ordinary shares to, confirm that he is aware of the restrictions on offers of the ordinary shares described in this prospectus.

LEGAL MATTERS

Morrison & Foerster LLP, Palo Alto, California, our U.S. counsel, will pass upon certain legal matters in connection with the global offering. Shearman & Sterling LLP will pass upon certain legal matters as to United States federal law and New York law in connection with this offering for the underwriters. Certain legal matters relating to the global offering as to Hong Kong law will be passed upon for us by Morrison & Foerster, Hong Kong, and for the underwriters by Slaughter and May. Certain legal matters relating to the global offering as to PRC law will be passed upon for us by Zhong Lun Law Firm. The validity of the shares offered hereby and other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters under Taiwan law will be passed upon for us by Everlex Law Offices.

EXPERTS

Our consolidated financial statements as of December 31, 2003 and 2004, and June 30, 2005 and for the years ended December 31, 2002, 2003 and 2004, and for the six months ended June 30, 2005 included in this prospectus have been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte & Touche are located at 12th Floor, Hung-Tai Plaza, 156 Min Sheng East Road, Sec. 3, Taipei 105, Taiwan.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Cayman Islands company. We incorporated in the Cayman Islands because of the following benefits associated with being a Cayman Islands company:

•	political and economic stability;

•	an effective judicial system;

•	unlike some jurisdictions which impose taxes on worldwide income, no taxation of companies based upon profits, income, gains or appreciation;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. For example, the remedies of shareholders and fiduciary responsibilities of our directors are governed by Cayman Islands law and are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. While there is some case law in the Cayman Islands on these matters, it is not as developed as, for example, English law. However, we believe that English case law, although not binding in the courts of the Cayman Islands, would be regarded as persuasive. Based on English case law, we believe under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to promoting our best interests. Our directors also have a duty of care to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association and the class rights vested under our Memorandum and Articles of Association in the holders of the shares.

A substantial majority of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of our assets and the assets of our directors and officers are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon us or our directors and officers or to enforce against us or against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. We have appointed Sterling Du as our agent for service of process in the United States.

Maples and Calder, our counsel as to Cayman Islands law, Everlex Law Offices, our counsel as to Taiwan law, and Zhong Lun Law Firm, our counsel as to PRC law, have advised us that there is uncertainty regarding whether the courts of the Cayman Islands, Taiwan and the PRC, respectively, would (1) recognize or enforce judgments of United States courts obtained against us or our officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof or (2) be competent to hear original actions brought in their jurisdiction against us or our officers and directors predicated upon the securities laws of the United States or any state thereof.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. Instead, such a judgment must be enforced by action at common law. Maples and Calder have advised us that a final and conclusive judgment in a federal or state court of the United States under a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the Courts of the Cayman Islands under the common law doctrine of obligation.

Everlex Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for in Taiwan. The Taiwan courts may recognize and enforce foreign judgments based on, among others, treaties or reciprocity between Taiwan and the country where the judgment is made.

Zhong Lun Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-3 under the Securities Act with respect to the ordinary shares offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the related exhibits. You should refer to the registration statement for further information. Statements contained in this prospectus regarding the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete, and each statement is qualified in all respects by reference to the full text of the contract or document.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of our fiscal year, which is December 31. Copies of the registration statement, its accompanying exhibits, and other reports and information, when filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-732-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We furnish our shareholders with annual reports, which include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. generally accepted accounting principles.

EXPENSES RELATED TO THE GLOBAL OFFERING

The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the global offering (all amounts are estimated except the SEC registration fee and National Association of Securities Dealers, Inc. filing fee).

Securities and Exchange Commission registration fee	US$	13,535.50
National Association of Securities Dealers, Inc. filing fee		12,000.00
Nasdaq National Market listing fee
The Stock Exchange of Hong Kong listing fee
Legal fees and expenses
Accounting fees and expenses
Printing costs
Hong Kong share registrar and transfer agent fees
Transfer agent fees
Miscellaneous

Total	US$

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Securities and Exchange Commission. This permits us to disclose important information to you by referencing these filed documents. We incorporate by reference in this prospectus the following documents which have been filed with the Securities and Exchange Commission:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2004; and

•	the description of our ordinary shares contained in our registration statement on Form 8-A, dated August 16, 2000.

We hereby incorporate by reference all subsequent annual reports on Form 20-F which we may file prior to the termination or completion of this offering.

We will promptly provide without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. Requests should be directed to Gil Goodrich, Director of Investor Relations, c/o O2Micro, Inc., 3118 Patrick Henry Drive, Santa Clara, CA 95054.

O2MICRO INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and the Shareholders

O2Micro International Limited

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and June 30, 2005 and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years ended December 31, 2002, 2003 and 2004, and for the six months ended June 30, 2005 (expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2003 and 2004, and June 30, 2005, and the results of their operations and their cash flows for each of the years ended December 31, 2002, 2003 and 2004, and for the six months ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche

Taipei, Taiwan

August 23, 2005

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand U.S. Dollars, Except Per Share Amounts)

	December 31		June 30
	2003	2004	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$66,489	$56,320	$48,808
Restricted cash	1,892	1,887	3,112
Short-term investments	53,923	63,768	65,783
Accounts receivable, net	9,794	9,431	9,463
Inventories	9,613	11,231	9,930
Prepaid expenses and other current assets	3,365	4,491	8,140

Total current assets	145,076	147,128	145,236

LONG-TERM INVESTMENTS	7,865	11,781	16,665

LAND, PROPERTY AND EQUIPMENT, NET	4,880	10,758	17,702

RESTRICTED ASSETS	10,044	13,873	13,777

OTHER ASSETS	1,428	1,656	1,388

TOTAL	$169,293	$185,196	$194,768

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$6,334	$3,635	$4,383
Income tax payable	2,852	3,751	3,305
Accrued expenses and other current liabilities	5,380	7,029	11,418

Total current liabilities	14,566	14,415	19,106

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.001 par value per share Authorized—5,000,000 shares	—	—	—
Ordinary shares at $0.001 par value per share Authorized—95,000,000 shares Issued—39,032,616 shares, 39,188,062 shares and 39,209,511 shares as of December 31, 2003 and 2004, and June 30, 2005, respectively	39	39	39
Additional paid-in capital	137,076	139,581	140,204
Accumulated other comprehensive loss	(521)	(110)	(242)
Retained earnings	18,133	31,271	35,661

Total shareholders’ equity	154,727	170,781	175,662

TOTAL	$169,293	$185,196	$194,768

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Years Ended December 31			Six Months Ended June 30
	2002	2003	2004	2004	2005
				(Unaudited)
NET SALES	$70,187	$88,599	$92,196	$46,261	$48,913
COST OF SALES	28,143	38,314	37,403	19,124	18,521

GROSS PROFIT	42,044	50,285	54,793	27,137	30,392

OPERATING EXPENSES
Research and development (exclusive of amortization of deferred stock compensation of $30, $0 and $0 in 2002, 2003 and 2004, respectively; and $0 and $0 for the six months ended June 30, 2004 and 2005, respectively)	18,935	19,219	20,260	9,242	11,590
Selling, general and administrative (exclusive of amortization of deferred stock compensation of $14, $0 and $0 in 2002, 2003 and 2004, respectively; and $0 and $0 for the six months ended June 30, 2004 and 2005, respectively)	11,790	13,522	16,348	7,514	9,760
Patent litigation	535	3,954	5,334	1,728	5,133
Stock-based compensation	44	—	—	—	—

Total operating expenses	31,304	36,695	41,942	18,484	26,483

INCOME FROM OPERATIONS	10,740	13,590	12,851	8,653	3,909

NON-OPERATING INCOME (EXPENSES)
Interest income	1,802	1,283	1,455	485	1,292
Impairment loss on long-term investments	(483)	(17)	—	—	—
Gain on sale of long-term investments	—	—	340	340	—
Foreign exchange gain (loss), net	4	287	648	(31)	(138)
Other, net	339	(116)	262	10	68

Total non-operating income	1,662	1,437	2,705	804	1,222

INCOME BEFORE INCOME TAX	12,402	15,027	15,556	9,457	5,131
INCOME TAX EXPENSE	1,673	1,826	1,472	1,103	62

NET INCOME	10,729	13,201	14,084	8,354	5,069

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries	132	(90)	714	61	168
Unrealized gain (loss) on available-for-sale securities	(127)	261	(303)	(67)	(300)

Total other comprehensive income (loss)	5	171	411	(6)	(132)

COMPREHENSIVE INCOME	$10,734	$13,372	$14,495	$8,348	$4,937

EARNINGS PER SHARE:
Basic	$0.28	$0.34	$0.36	$0.21	$0.13

Diluted	$0.27	$0.33	$0.35	$0.21	$0.13

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	38,300	38,374	39,156	39,161	39,177

Diluted (in thousands)	39,591	39,736	40,102	40,467	39,681

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Ordinary Shares		Additional Paid-in Capital						Accumulated Other Comprehensive Income (Loss)

	Shares	Amount	Ordinary Shares	Stock Options	Total	Treasury Stock	Warrants	Deferred Compensation	Unrealized Investment Gain (Loss)	Cumulative Translation Adjustment	Total	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
BALANCE, JANUARY 1, 2002	38,134,511	$38	$129,068	$1,129	$130,197	$—	$51	$(44)	$15	$(712)	$(697)	$(1,121)	$128,424
Issuance of:
Shares issued for exercise of stock options	325,279	1	1,187	(275)	912	—	—	—	—	—	—	—	913
Shares issued for 1999 ESPP Plan	97,304	—	737	—	737	—	—	—	—	—	—	—	737
Shares issued for exercise of warrants	300,000	—	801	—	801	—	(51)	—	—	—	—	—	750
Acquisition of treasury stocks—720,700 shares	—	—	—	—	—	(6,823)	—	—	—	—	—	—	(6,823)
Cancellation of stock options	—	—	—	(2)	(2)	—	—	—	—	—	—	—	(2)
Options granted to nonemployees	—	—	—	371	371	—	—	—	—	—	—	—	371
Amortization of deferred stock compensation	—	—	—	—	—	—	—	44	—	—	—	—	44
Net income for 2002	—	—	—	—	—	—	—	—	—	—	—	10,729	10,729
Translation adjustments on subsidiaries	—	—	—	—	—	—	—	—	—	132	132	—	132
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	—	(127)	—	(127)	—	(127)

BALANCE, DECEMBER 31, 2002	38,857,094	39	131,793	1,223	133,016	(6,823)	—	—	(112)	(580)	(692)	9,608	135,148
Issuance of:
Shares issued for exercise of stock options	863,987	1	6,135	(503)	5,632	—	—	—	—	—	—	—	5,633
Shares issued for 1999 ESPP Plan	109,735	—	942	—	942	—	—	—	—	—	—	—	942
Cancellation of stock options	—	—	—	(23)	(23)	—	—	—	—	—	—	—	(23)
Acquisition of treasury stock—77,500 shares	—	—	—	—	—	(647)	—	—	—	—	—	—	(647)
Retirement of treasury stock	(798,200)	(1)	(2,793)	—	(2,793)	7,470	—	—	—	—	—	(4,676)	—
Options granted to nonemployees	—	—	—	302	302	—	—	—	—	—	—	—	302
Net income for 2003	—	—	—	—	—	—	—	—	—	—	—	13,201	13,201
Translation adjustments on subsidiaries	—	—	—	—	—	—	—	—	—	(90)	(90)	—	(90)
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	—	261	—	261	—	261

BALANCE, DECEMBER 31, 2003	39,032,616	39	136,077	999	137,076	—	—	—	149	(670)	(521)	18,133	154,727

(Continued)

	Ordinary Shares		Additional Paid-in Capital						Accumulated Other Comprehensive Income (Loss)

	Shares	Amount	Ordinary Shares	Stock Options	Total	Treasury Stock	Warrants	Deferred Compensation	Unrealized Investment Gain (Loss)	Cumulative Translation Adjustment	Total	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
Issuance of:
Shares issued for exercise of stock options	157,167	—	1,359	(77)	1,282	—	—	—	—	—	—	—	1,282
Shares issued for 1999 ESPP Plan	118,479	—	1,032	—	1,032	—	—	—	—	—	—	—	1,032
Acquisition and retirement of treasury stock	(120,200)	—	(422)	—	(422)	—	—	—	—	—	—	(946)	(1,368)
Options granted to nonemployees	—	—	—	613	613	—	—	—	—	—	—	—	613
Net income for 2004	—	—	—	—	—	—	—	—	—	—	—	14,084	14,084
Translation adjustments on subsidiaries	—	—	—	—	—	—	—	—	—	714	714	—	714
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	—	(303)	—	(303)	—	(303)

BALANCE, DECEMBER 31, 2004	39,188,062	$39	$138,046	$1,535	$139,581	$—	$—	$—	$(154)	$44	$(110)	$31,271	$170,781
Issuance of:
Shares issued for exercise of stock options	63,758	$—	$431	$(16)	$415	$—	$—	$—	$—	$—	$—	$—	$415
Shares issued for 1999 ESPP Plan	65,491	—	574	—	574	—	—	—	—	—	—	—	574
Acquisition and retirement of treasury stock	(107,800)	—	(380)	—	(380)	—	—	—	—	—	—	(679)	(1,059)
Options granted to nonemployees	—	—	—	14	14	—	—	—	—	—	—	—	14
Net income for the six months ended June 30, 2005	—	—	—	—	—	—	—	—	—	—	—	5,069	5,069
Translation adjustments on subsidiaries	—	—	—	—	—	—	—	—	—	168	168	—	168
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	—	(300)	—	(300)	—	(300)

BALANCE, JUNE 30, 2005	39,209,511	$39	$138,671	$1,533	$140,204	$—	$—	$—	$(454)	$212	$(242)	$35,661	$175,662

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand U.S. Dollars)

				Six Months Ended
	Years Ended December 31			June 30
	2002	2003	2004	2004	2005
				(Unaudited)
OPERATING ACTIVITIES
Net income	$10,729	$13,201	$14,084	$8,354	$5,069
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,937	2,623	2,692	1,286	1,873
Amortization of deferred stock compensation	44	—	—	—	—
Amortization of stock options granted for services	74	335	386	78	132
Gain on sale of long-term investments	—	—	(340)	(340)	—
Loss (gain) on sale of short-term investments	(385)	5	—	—	—
Deferred income tax assets and liabilities	198	386	(68)	134	381
Impairment of long-term investments	483	17	—	—	—
Loss on sale of fixed assets	7	68	3	1	—
Changes in operating assets and liabilities:
Accounts receivable, net	(3,895)	(2,199)	363	(2,567)	(32)
Inventories	(1,606)	(2,646)	(1,618)	2,137	1,301
Prepaid expenses and other current assets	(765)	(474)	(1,278)	(418)	(3,924)
Notes and accounts payable	1,632	1,132	(2,699)	(1,614)	748
Income taxes payable	737	895	899	482	(446)
Accrued expenses and other current liabilities	333	1,413	1,705	252	3,318

Net cash provided by operating activities	9,523	14,756	14,129	7,785	8,420

INVESTING ACTIVITIES
Receivables from employees	(262)	(104)	116	44	—
Acquisition of:
Land, property and equipment	(4,275)	(1,749)	(8,354)	(5,724)	(7,501)
Long-term investments	(6,968)	(147)	(4,861)	(313)	(5,235)
Short-term investments	(188,231)	(116,138)	(166,045)	(65,816)	(85,425)
(Increase) decrease in:
Restricted assets	—	(10,044)	(1,945)	(2,171)	(74)
Restricted cash	(860)	127	5	(2)	(1,225)
Other assets	(46)	(612)	(187)	(21)	10
Proceeds from:
Sale of short-term investments	165,970	105,146	155,021	69,386	83,469
Sale of long-term investments	—	—	1,020	1,020	—
Sale of equipment	3	1	2	—	—

Net cash used in investing activities	(34,669)	(23,520)	(25,228)	(3,597)	(15,981)

FINANCING ACTIVITIES
Acquisitions of treasury stock	(6,823)	(647)	(1,368)	(188)	(1,059)
Proceeds from:
Exercise of stock options	913	5,633	1,282	1,086	415
Issuance of shares for warrants exercised	750	—	—	—	—
Issuance of ordinary shares under ESPP Plan	737	942	1,032	513	574
Payments of principal of capital leases	(10)	(6)	—	(1)	—

Net cash provided by (used in) financing activities	(4,433)	5,922	946	1,410	(70)

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	99	(3)	(16)	54	119

(Continued)

				Six Months Ended
	Years Ended December 31			June 30
	2002	2003	2004	2004	2005
				(Unaudited)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(29,480)	$(2,845)	$(10,169)	$5,652	$(7,512)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	98,814	69,334	66,489	66,489	56,320

CASH AND CASH EQUIVALENTS AT END OF YEAR	$69,334	$66,489	$56,320	$72,141	$48,808

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$4	$1	$—	$—	$—
Cash paid for tax	$744	$600	$641	$506	$127
NON-CASH INVESTING AND FINANCING ACTIVITIES
Payables for acquisition of equipment	$—	$—	$—	$—	$979
Short-term investments reclassified to restricted assets	$—	$—	$1,144	$—	$—
Convertible loans converted to long-term investments	$—	$1,750	$—	$—	$—
Unrealized gain (loss) on investments accounted for available-for-sale	$(127)	$261	$(303)	$(67)	$(300)

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1.    GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and deliver semiconductor components primarily for mobile applications. In March 1997, O2Micro International Limited (the “Company”) was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares and stock options with identical rights and preferences. O2Micro, Inc. became the Company’s subsidiary after the share exchange.

The Company has incorporated various wholly-owned subsidiaries, including (among others) O2Micro Electronics, Inc. (O2Micro-Taiwan), O2Micro International Japan Ltd. (O2Micro-Japan), O2Micro Pte Limited—Singapore (O2Micro-Singapore). O2Micro-Taiwan and O2Micro-Japan are engaged in trading while O2Micro-Singapore and other subsidiaries are engaged in research and development. The Company also established a Taiwanese branch office, O2Micro International Limited—Taiwan Branch (O2Micro-Taiwan Branch) to engage in marketing and customer support related services. Due to the duplication of functions between O2Micro-Taiwan Branch and O2Micro-Taiwan, the Board of Directors determined to dissolve O2Micro-Taiwan Branch on October 31, 2002. The dissolution process of O2Micro-Taiwan Branch was not completed as of June 30, 2005.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents and short-term investments, the Company invests in debt securities with credit rating of A and better. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts receivable based upon a review of the expected collectibility of individual accounts.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable are carried at cost, which approximates the fair value due to the short-term maturity of those instruments. Fair values of available-for-sales investments including short-term

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investments and long-term investments represent quoted market prices. Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities. The Company evaluates related information including operating performance, subsequent rounds of financings, advanced product development and related business planning in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Fair value of restricted assets, which are composed of foreign government bonds, negotiated certificates of deposit and cash, is estimated based on combination of fair value of each component.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents.

Restricted Assets

The Company classifies deposits made for customs, collateral for obtaining foundry capacity and office leases as restricted cash. The deposits are classified as current assets if refundable within a twelve-month period. Restricted assets consist of deposits made for Taiwan court cases in the form of Taiwan Government bonds, negotiated certificates of deposit and cash. Restricted cash can be released at the option of the Company and restricted assets can be released upon the litigation are resolved.

Short-term Investments

The Company maintains its excess cash in U.S. treasury bills and notes, government and corporate bonds issued with strong ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. As of June 30, 2005, all of the Company’s investments were classified as available-for-sale securities and are recorded at market value. Unrealized gains and losses on these investments are included with accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other than temporary. Unrealized losses are recorded as a charge to income when deemed other than temporary.

Inventories

The Company outsources the wafer fabrication, assembly, and testing of its products. Inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis.

Long-term Investments

Long-term investments in private companies over which the Company does not exercise significant influence are accounted for under the cost method of accounting. Management evaluates related information in addition to quoted market prices, if any, in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Factors indicative of an other-than- temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Long-term investments in listed companies are classified as available-for-sales investments and are recorded at market value. Unrealized gains and losses on these investments are included with accumulated other

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other than temporary. Unrealized losses are recorded as a charge to income when deemed other than temporary.

Land, Property and Equipment

Land, property and equipment are stated at cost less accumulated depreciation. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method over estimated service lives that range as follows: buildings—35 years, equipment—3 to 10 years, furniture and fixtures—3 to 15 years, equipment under capital lease—3 to 5 years, leasehold improvements—the shorter of the estimated useful life or the lease term, which is 2 to 6 years, and transportation equipment—5 years. Depreciation expense recognized during the years ended December 31, 2002, 2003 and 2004 and six months ended June 30, 2004 and 2005 were approximately $1,884,000, $2,325,000, $2,391,000, $1,195,000 and $1,505,000, respectively.

Equipment covered by agreements qualifying as capital leases is stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease, less depreciation.

Long-lived Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

Treasury Stock

The Company retires ordinary shares repurchased under a share repurchase plan. Accordingly, the excess of the purchase price over par value was allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. Any future repurchases will be immediately retired.

Revenue Recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

Allowances for sales returns and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

In certain limited instances, the Company sells its products through distributors. The Company has limited control over these distributors’ selling of products to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company’s products to third parties. Thus, products held by distributors are included in the Company’s inventory balance.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company provides its distributors with limited product rotation and price protection rights for products held in distributors’ inventory. To date, the Company has given no price adjustments to or rotated any products for its distributors.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were $1,577,000, $795,000, $1,108,000, $400,000 and $700,000 in the years ended December 31, 2002, 2003 and 2004 and six months ended June 30, 2004 and 2005, respectively. A portion of these costs was for advertising, which amounted to $138,000 in 2002, $153,000 in 2003, $367,000 in 2004, $75,000 and $231,000 in six months ended June 30, 2004 and 2005, respectively.

Income Taxes

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdictions where they are located.

Under current Republic of China (“ROC”) tax regulations, the current year’s earnings, on a tax basis, that are not distributed in the following year are subject to a 10% additional income tax. This 10% additional income tax is recognized in the period during which the related income is generated.

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets are recognized for operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those net deferred income tax assets to the extent the realizability is not deemed more likely than not.

Stock-based Compensation

The Company has elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” for its employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price.

At the end of June 2005, the Board of Directors of the Company (the “BOD”) approved the acceleration of the vesting of options with exercise prices greater than $17. The BOD evaluated the minimal benefit to its employees of accelerating the remaining vesting on these significantly underwater options against the value to stockholders of not having earnings materially affected and the impact that this may have on the Company’s

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

market value. In addition, these options have exercise prices in excess of current market values and are not fully achieving their original objectives of incentive compensation and employee retention. Accelerating the vesting of these options accelerated the recognition of any remaining expense associated with these options which is zero under APB No. 25.

Had the compensation expense for the Company’s stock-based compensation plans been determined on the basis of the fair values under SFAS No. 123, the Company’s fiscal 2002, 2003, 2004 and six months ended June 30, 2004 and 2005 net income and net income per share would be the following:

	Years Ended December 31			Six Months Ended June 30
	2002	2003	2004	2004	2005
				(Unaudited)
Net income as reported (in thousands)	$10,729	$13,201	$14,084	$8,354	$5,069
Add: Stock-based compensation expense included in net income, including tax expense of $0 for 2002, 2003, 2004 and six months ended June 30, 2004 and 2005	44	—	—	—	—
Deduct: Stock-based compensation expense determined under SFAS No. 123 including tax expense of $0 for 2002, 2003, 2004 and six months ended June 30, 2004 and 2005	(8,643)	(8,061)	(6,940)	(3,469)	(5,177)

Pro forma net income (loss)	$2,130	$5,140	$7,144	$4,885	$(108)

Pro forma shares used in calculation—basic (in thousands)	38,300	38,374	39,156	39,161	39,177

Pro forma earnings per share—basic	$0.06	$0.13	$0.18	$0.12	$—

Earnings per share—basic as reported	$0.28	$0.34	$0.36	$0.21	$0.13

Pro forma shares used in calculation—diluted (in thousands)	39,591	39,736	40,102	40,467	39,681

Pro forma earnings per share—diluted	$0.05	$0.13	$0.18	$0.12	$—

Earnings per share—diluted as reported	$0.27	$0.33	$0.35	$0.21	$0.13

This table includes a pro forma charge of $1,831,000 for the six months ended June 30, 2005 related to the above accelerated vesting event.

Foreign Currency Transactions

The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivables and payables are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are restated based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the U.S. dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into U.S. dollars at the following exchange rates: Assets and liabilities—

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

current rate on balance sheet date; shareholders’ equity—historical rate; income and expenses—weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Comprehensive Income (Loss)

Comprehensive income represents net income plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statement of operations.

Legal Contingencies

The Company is currently involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. In view of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

The Company indemnifies third parties with whom it enters into contractual relationships, including customers, however, it is not possible to determine the maximum amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims. These indemnifications are typically to hold these third parties harmless against specific losses, such as those arising from a breach of representations or covenants, other third party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties or other claims made against certain parties. The indemnifications arise by an claim of infringement of intellectual property rights brought out by a third party with respect to the Company’s products. The term of these guarantees may not be waived or amended except by written notice signed by the both parties and may only be terminated with respect to the Company’s products not yet purchased upon written notice.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment.” SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after June 15, 2005, and prior periods’ awards that are modified, repurchased, or cancelled after June 15, 2005. The impact on the Company’s net income will include the remaining amortization of the fair value of existing options currently disclosed as a pro forma expense in Note 2 and is contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binominal lattice model for valuing options. The adoption of this standard will have no impact on the Company’s cashflows. In May 2005, the FASB issued SFAS No.154 “Accounting Changes and Error Corrections.” SFAS No. 154 requires that companies apply accounting changes and error corrections to financial statements retrospectively from the previous period unless it is impracticable and is effective for the fiscal years beginning after December 15, 2005. There is no impact to the Company as a result of this standard as the Company does not currently intend to change its accounting principles, estimate or reporting entity.

Reclassifications

Certain amounts reported in previous years have been reclassified to conform to the first half of 2005 presentation.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    CASH AND CASH EQUIVALENTS

	December 31		June 30 2005
	2003	2004
	(In Thousands)
US treasury bills and corporate bonds	$17,122	$21,534	$11,978
Time deposits	34,951	19,383	14,959
Savings and checking accounts	14,409	15,389	21,860
Petty cash	7	14	11

	$66,489	$56,320	$48,808

4.    SHORT-TERM INVESTMENTS

The following is a summary of available-for-sale securities:

	December 31		June 30 2005
	2003	2004
	(In Thousands)
Time deposits	$10,611	$23,038	$23,867
US treasury bills	33,958	19,967	25,816
Corporate bonds	8,185	17,014	13,365
Foreign government bonds	1,144	3,724	2,701
Others	25	25	34

	$53,923	$63,768	$65,783

Available-for-sale securities by contractual maturity are as follows:

	December 31		June 30 2005
	2003	2004
	(In Thousands)
Due within one year	$52,752	$61,023	$63,022
Due after one year through two years	—	1,698	1,683
Due after two years	1,171	1,047	1,078

	$53,923	$63,768	$65,783

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2002 were $606,000 and $221,000, respectively, for the year ended December 31, 2003 were $0 and $5,000, respectively, and for the year ended December 31, 2004 were $0 and for the six months ended June 30, 2004 and 2005 were $0, respectively. Gross unrealized gains and losses at December 31, 2003 were $196,000 and $47,000, respectively and at December 31, 2004 were $293,000 and $182,000, respectively, and at June 30, 2005 were $185,000 and $24,000, respectively.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    ACCOUNTS RECEIVABLE, NET

	December 31		June 30 2005
	2003	2004
	(In Thousands)
Accounts receivable	$10,195	$9,838	$9,870
Allowances for
Doubtful receivables	(86)	(90)	(90)
Sales returns and discounts	(315)	(317)	(317)

	$9,794	$9,431	$9,463

The changes in the allowances are summarized as follows:

	Years Ended December 31			Six Months Ended June 30
	2002	2003	2004	2004	2005
	(In Thousands)
				(Unaudited)
Allowances for doubtful receivables
Balance, beginning of the year	$55	$64	$86	$86	$90
Additions	9	22	4	—	—

Balance, end of the period	$64	$86	$90	$86	$90

Allowances for sales returns and discounts
Balance, beginning of the year	$314	$314	$315	$315	$317
Additions	—	1	2	—	—

Balance, end of the period	$314	$315	$317	$315	$317

6.    INVENTORIES

	December 31		June 30 2005
	2003	2004
	(In Thousands)
Finished goods	$2,042	$2,844	$3,045
Work-in-process	3,608	4,336	4,293
Raw materials	3,963	4,051	2,592

	$9,613	$11,231	$9,930

7.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31		June 30 2005
	2003	2004
	(In Thousands)
Prepayment to foundry providers	$—	$—	$3,000
Interest receivable	866	1,543	1,698
Other receivable	546	674	1,245
Prepaid expense	1,100	798	1,030
Value-added-tax paid	142	671	699
Deferred tax assets	277	289	—
Others	434	516	468

	$3,365	$4,491	$8,140

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    LONG-TERM INVESTMENTS

	December 31		June 30 2005
	2003	2004
	(In Thousands)
Cost method
X-FAB Semiconductor Foundries AG (X-FAB)	$4,968	$4,968	$4,968
360 Degree Web Ltd. (360 Degree Web)	1,750	1,070	1,305
GEM Services, Inc. (GEM)	500	500	500
Etrend Hightech Corporation (Etrend)	647	960	960
Asia SinoMOS Semiconductor Inc. (Sinomos)	—	—	5,000

	7,865	7,498	12,733
Available for sale securities—noncurrent
CSMC Technologies Corporation (CSMC)	—	4,283	3,932

	$7,865	$11,781	$16,665

The Company invested in X-FAB’s ordinary shares in July 2002. X-FAB is a European-American foundry group that specializes in mixed signal applications. As of June 30, 2005, the Company held 530,000 shares at the value of $4,968,000 (4,982,000 EURO), which represents a 2.39% ownership of X-FAB.

On January 3, 2003, the Company exercised its option to convert its convertible loans of $1,750,000 in 360 Degree Web to 2,083,333 Series B preference shares of capital stock at $0.36 per share and 1,000,000 Series B2 preference shares of capital stock at $1.00 per share. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the internet. After the conversion, the Company had a 35.2% ownership in 360 Degree Web. The Company did not participate in 360 Degree Web’s financing during 2003 and the ownership was diluted to 29.3% as of December 31, 2003. The Company accounts for its investment under the cost method of accounting as it does not actively participate in the decision-making process of 360 Degree Web, holds one director seat and management of 360 Degree Web holds the controlling interest.

In March 2004, the Company sold 1,000,000 shares of its stock in 360 Degree Web and recognized a gain of $340,000. Upon completion of the transaction, the Company’s ownership was reduced to 19.8% as of December 31, 2004. In January 2005, the Company purchased 180,769 Series D Preference shares of 360 Degree Web at $1.3 per share. As of June 30, 2005, the Company held 19.52% of ownership to 360 Degree Web.

The Company invested in GEM’s preferred shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of June 30, 2005, the Company held 333,334 shares at the value of $500,000, which represented a 1.07 % ownership of GEM.

The Company invested in Etrend’s ordinary shares in December 2002, July 2003 and March 2004. Etrend is a wafer probing, packing and testing company. As of December 31, 2003, the Company held 2,189,288 shares at the value of $647,000, which represents approximately 12.5% ownership of Etrend. The Company invested an additional $313,000 for Etrend’s financing in March 2004. As of June 30, 2005 the Company’s ownership was reduced to 11.2%.

The Company invested in Silicon Genesis Corporation (SiGen) preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator “SOI,” strained-silicon products and other engineered multi-layer structures to microelectronics and photonics industries for advanced electronic and

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

opto-electronic device applications. In 2002 and 2003, the Company reviewed the qualitative factors of the investment, determined that the decline in value was other-than-temporary and recognized an impairment loss of $483,000 and $17,000, respectively. The Company held 23,946 shares of SiGen as of June 30, 2005 representing a 0.09% ownership in SiGen with a carrying value of zero.

In August 2004, the Company invested in CSMC’s ordinary shares which are listed on The Stock Exchange of Hong Kong Limited. CSMC is a semiconductor foundry company. The Company held 70,200,000 shares acquired for a purchase price of $4,547,000, which represents approximately 2.67% ownership of CSMC. As of June 30, 2005, the Company recognized unrealized losses of $615,000.

In January 2005, the Company purchased 5,882,353 ordinary shares of Sinomos, a privately owned foundry company, at $0.85 per share for a total amount of $5,000,000. The Company held 9.69% ownership of this company as of June 30, 2005.

9.    LAND, PROPERTY AND EQUIPMENT, NET

	December 31		June 30 2005
	2003	2004
	(In Thousands)
Cost
Land	$—	$2,510	$2,510
Buildings	—	2,150	2,150
Equipment	10,457	13,035	14,316
Furniture and fixtures	336	1,054	1,148
Equipment under capital lease	165	160	160
Leasehold improvements	727	1,309	1,628
Transportation equipment	56	56	56
Prepayment for property and equipment	43	179	6,870

	11,784	20,453	28,838

Accumulated depreciation
Buildings	—	39	70
Equipment	6,096	8,337	9,534
Furniture and fixtures	131	420	507
Equipment under capital lease	162	160	160
Leasehold improvements	486	698	820
Transportation equipment	29	41	45

	6,904	9,695	11,136

	$4,880	$10,758	$17,702

In view of the expansion of the Company’s operations in the People’s Republic of China (the “PRC”), the Company entered into a purchase contract to acquire buildings located in Shanghai, PRC. The total contracted price was $7,039,000 of which $5,693,000 has been paid as of June 30, 2005 and such amount has been included in the prepayment of property, plant and equipment. As of June 30, 2005, the Company is in the process of obtaining the Realty Title Certificates for these properties.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    OTHER ASSETS

	December 31		June 30 2005
	2003	2004
	(In Thousands)
Deferred charges, net	$473	$789	$532
Long-term note receivables from employees	551	435	422
Refundable deposits	404	432	434

	$1,428	$1,656	$1,388

Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 8 years.

In 2001, James Keim, one of the Company’s directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a term loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of June 30, 2005, $18,000 had been repaid.

11.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31		June 30, 2005
	2003	2004
	(In Thousands)
Salaries, bonus and benefits	$1,827	$2,150	$3,025
Legal and audit fees	1,180	1,917	3,934
Deferred income tax liabilities	444	388	480
Commissions	239	126	163
Other accrued expenses	1,690	2,448	3,816

	$5,380	$7,029	$11,418

12.    INCOME TAXES

Income (loss) before income taxes consisted of:

				Six Months Ended
	Years Ended December 31			June 30
	2002	2003	2004	2004	2005
	(In Thousands)
				(Unaudited)
Company	$10,735	$12,159	$15,496	$11,037	$4,043
Other subsidiaries	1,667	2,868	60	(1,580)	1,088

	$12,402	$15,027	$15,556	$9,457	$5,131

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax expense consisted of:

	Years Ended December 31			Six Months Ended June 30
	2002	2003	2004	2004	2005
	(In Thousands)
				(Unaudited)
Current	$1,475	$1,440	$1,540	$967	$(319)
Deferred	198	386	(68)	136	381

Income tax expense	$1,673	$1,826	$1,472	$1,103	$62

The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income is as follows:

	Years Ended December 31			Six Months Ended June 30
	2002	2003	2004	2004	2005
				(Unaudited)
Cayman statutory rate	0%	0%	0%	0%	0%
Foreign in excess of statutory rate	12.40%	10.72%	7.09%	2.36%	8.89%
Research and development credits	(5.90%)	(4.39%)	(6.08%)	(5.00%)	(8.02%)
Adjustments to prior years’ taxes	0.40%	0.09%	3.49%	8.74%	(14.46%)
Valuation allowance	5.70%	2.55%	4.59%	4.68%	12.72%
Others	0.90%	3.18%	0.37%	0.88%	2.08%

Effective tax rate	13.50%	12.15%	9.46%	11.66%	1.21%

The deferred income tax assets and liabilities as of December 31, 2003, 2004 and June 30, 2005 consisted of the following:

	December 31		June 30, 2005
	2003	2004
	(In Thousands)
Deferred income tax assets
Research and development credits	$3,409	$4,443	$4,783
Net operating loss carryforwards	390	254	219
Accrued vacation	118	117	—
Depreciation and amortization	104	7	—
Others	165	149	6

	4,186	4,970	5,008
Valuation allowance	(3,909)	(4,681)	(5,008)

Total net deferred income tax assets	277	289	—

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31		June 30, 2005
	2003	2004
Deferred income tax liabilities
Withholding tax liabilities	$359	$413	$484
Unrealized foreign exchange	9	(64)	(42)
Unrealized capital allowance	76	39	38

Total deferred income tax liabilities	444	388	480

Net deferred income tax liabilities	$(167)	$(99)	$(480)

Balance sheet caption reported in:
Prepaid expenses and other current assets	$277	$289	$—
Accrued expenses and other current liabilities	444	388	480

	$(167)	$(99)	$(480)

The valuation allowance shown in the table above relates to net operating loss and credit carryforwards and temporary differences for which the Company believes that realization is uncertain. The valuation allowance increased $658,000, $327,000, $707,000, $469,000 and $772,000 for the six months ended June 30, 2004 and 2005 and the years ended December 31, 2002, 2003 and 2004, respectively.

As of June 30, 2005, O2Micro, Inc. had U.S. federal and California state net operating loss carryforwards of approximately $0 and $3,756,000, respectively, and U.S. federal and California state research and development credit carryforwards of approximately $2,899,000 and $2,854,000, respectively. The California state net operating loss carryforwards will be expiring at the end of 2005 if not utilized. The U.S. federal research and development credit will expire from 2012 through 2025 if not utilized, while the California state research and development credit will never expire. Utilization of the net operating loss carryforwards may be subject to significant annual limitation due to ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of net operating losses before utilization.

The Company reversed $375,000 of income tax payable for the 2000 tax year in September 2004 due to completion of the examination and approval of its filed income tax return for the year ended December 31, 2000.

On May 24, 2004, O2 Micro-Taiwan applied to the Taiwan Customs officials for the rectification of the value of the imported goods reported for the period from March 2003 to March 2004. The Company had mistakenly reported a lower amount to the Taiwan Customs Authority than the correct amount that was reported on the Company’s tax return for the years ended December 31, 2003 and 2004. However, rectification of Customs’ records usually cannot extend beyond the latest six month period reported. If the Company’s rectification application for the period beyond the latest six months had been rejected, the understated cost of the imported goods reported to the Customs officials would have been deemed to be the actual cost and thus the taxable income for the years ended December 31, 2003 and 2004 would have been higher. The Company determined the maximum impact on income tax would be $1,680,000 (NT$52,000,000) for O2 Micro-Taiwan. Accordingly, the Company has estimated the probable outcome and accrued $658,000 (NT$22,000,000) at December 31, 2004. Subsequently, the Company has obtained confirmation from Taiwan’s Ministry of Finance that it will accept rectification of the value of the imported goods prior to the latest six month period and the Company had applied for and completed the rectification to the Taiwan Customs Authority as of June 30, 2005. The accrued $658,000 was reversed at June 30, 2005.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    EMPLOYEE BENEFIT PLANS

Savings Plan

The Company has a savings plan that qualifies under Section 401(k) of the U.S. Internal Revenue Code. Participating employees may defer up to the U.S. Internal Revenue Service statutory limits amount of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

1999 Employee Stock Purchase Plan (“1999 Purchase Plan”)

In 1999, the Company’s Board of Directors adopted the 1999 Purchase Plan, which was approved by the shareholders prior to the consummation of its initial public offering in August 2000. A total of 1,000,000 ordinary shares have been reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 800,000 shares as approved by the Board of Directors. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay at a price equal to the lesser of 85% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase or 85% of the fair market value of the Company’s ordinary shares on the applicable exercise date. Employees may elect to discontinue their participation in the purchase plan at any time during the enrollment period. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years. During 2003, 2004 and the first half of 2005, 109,735, 118,479 and 65,491 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan. As of June 30, 2005, 518,933 shares were available for issuance.

Stock Option Plans

In 1997, the Company’s Board of Directors adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan (collectively, the “Plans”). The Plans provide for the granting of stock options to employees, directors and consultants of the Company. Options granted under the Plans may be either incentive stock options (“ISO”) within the meaning of Section 422 of the U.S. Internal Revenue Code, or nonstatutory stock options (“NSO”). ISOs may be granted only to Company employees and directors. NSOs may be granted to Company employees and consultants.

Options under the Plans may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares (in the case of NSOs) on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the estimated fair value of the shares on the date of grant. Options may be exercised following the termination of a grantee’s continuous service only to the extent provided in the award agreement. Options generally expire no later than ten years after grant, or five years in the case of an ISO granted to a 10% shareholder. The options generally vest over a period of four years from the vesting commencement date. Options may be granted with different vesting terms from time to time.

Under the 1997 Stock Plan, the Board of Directors reserved 3,700,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 3,000,000

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 1,500,000 shares (in the case of ISOs) or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the administrator. As of June 30, 2005, the number of options outstanding and exercisable were 442,733 and 442,733, respectively, under the 1997 Stock Plan, and 4,207,627 and 2,407,749 under the 1999 Stock Incentive Plan, respectively.

A summary of the Company’s stock option activity and related information is as follows:

	Available for Grant	Number of Outstanding Options	Weighted Average Exercise Price
Balance, January 1, 2002	1,587,379	3,113,777
Additional shares authorized	1,500,000	—
Granted	(1,310,400)	1,310,400	$12.30
Exercised	—	(325,113)	$2.96
Canceled	54,894	(54,894)	$10.83

Balance, December 31, 2002	1,831,873	4,044,170
Additional shares authorized	1,500,000	—
Granted	(913,300)	913,300	$13.88
Exercised	—	(863,987)	$6.52
Canceled	173,623	(173,623)	$13.05

Balance, December 31, 2003	2,592,196	3,919,860
Additional shares authorized	1,000,000	—
Granted	(904,050)	904,050	$13.54
Exercised	—	(156,167)	$8.15
Canceled	194,642	(194,642)	$14.02

Balance, December 31, 2004	2,882,788	4,473,101
Additional shares authorized	—	—
Granted	(339,000)	339,000	$10.65
Exercised	—	(63,758)	$6.52
Canceled	97,983	(97,983)	$14.02

Balance, June 30, 2005	2,641,771	4,650,360

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about the stock options outstanding as of June 30, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price
$0.03-$0.09	59,292	1.90	$0.039	59,292	$0.039
$0.18-$0.25	1,167	3.27	$0.240	1,167	$0.240
$0.50	46,333	3.70	$0.500	46,333	$0.500
$3.95-$5.88	231,869	4.84	$4.883	231,869	$4.883
$6.50-$9.74	1,117,826	6.73	$8.595	812,837	$8.538
$10.06-$14.97	2,177,247	7.88	$12.522	819,166	$12.945
$15.38-$24.18	1,016,626	7.52	$18.042	879,818	$18.374

	4,650,360	7.25	$12.120	2,850,482	$12.230

For purposes of measuring compensation expense under APB No. 25, the fair value of the shares on the date of grant was determined by the Board of Directors for grants prior to August 23, 2000. The fair value of subsequent option grants were based on the market price of ordinary shares on the day of grant.

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123. The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation model requires the input of highly subjective assumptions, including the expected stock price volatility. The Company used the following weighted-average assumptions in calculating the fair value of the options granted:

	Stock Options					Employee Stock Purchase Plan
	Years Ended December 31			Six Months Ended June 30		Years Ended December 31			Six Months Ended June 30
	2002	2003	2004	2004	2005	2002	2003	2004	2004	2005
				(Unaudited)					(Unaudited)
Risk-free interest rate	2.76%	3.34%	3.54%	3.54%	3.71%-4.18%	1.82%	1.58%-1.80%	—	—	3.19%-3.64%
Expected life	5-9 years	5-9 years	5-7 years	5-7 years	5-7 years	0.50-2.03 years	0.51-1.53 years	—	—	0.51-2.03 years
Volatility	75%	70%	65%	65%	65%	85%	65%	—	—	42%-65%
Dividend	—	—	—	—	—	—	—	—	—	—

Expected life of stock options is estimated to be one year after vesting.

The weighted average fair values under SFAS No. 123 for options granted during the years ended December 31, 2002, 2003, 2004 and six months ended June 30, 2004 and 2005 were $9.83, $7.64, $8.63, $9.75 and $5.95, respectively. The weighted average fair values under SFAS No. 123 for purchase rights granted pursuant to the Employee Stock Purchase Plan during the years ended December 31, 2002, and 2003 and six months ended June 30, 2005 were $5.13, $5.40 and $4.21, respectively. There is no purchase rights granted pursuant to the Employee Stock Purchase Plan during the year ended December 31, 2004.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Compensation

In connection with stock option grants since the Company’s inception, the Company recognized accumulated deferred compensation totaling $3,056,000 which was fully amortized as of December 31, 2002. Amortization expense recognized during the years ended December 31, 2002, was approximately $44,000.

Ordinary Shares Reserved

Ordinary shares reserved for future issuance was as follows at June 30, 2005:

Outstanding stock options	4,650,360
Shares reserved for future stock option grants	2,641,771
Shares reserved for employee stock purchase plan	518,933

7,811,064

14.    EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using either the “as if converted” method for convertible preference shares or the treasury stock method for options and warrants.

A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

	Years Ended December 31			Six Months Ended June 30
	2002	2003	2004	2004	2005
				(Unaudited)
Net income (in thousands)	$10,729	$13,201	$14,084	$8,354	$5,069

Weighted average thousand shares outstanding—basic	38,300	38,374	39,156	39,161	39,177
Effect of dilutive securities:
Options (in thousands)	1,194	1,362	946	1,306	504
Warrants (in thousands)	97	—	—	—	—

Weighted average thousand shares outstanding—diluted	39,591	39,736	40,102	40,467	39,681

Earnings per share—basic	$0.28	$0.34	$0.36	$0.21	$0.13

Earnings per share—diluted	$0.27	$0.33	$0.35	$0.21	$0.13

Certain antidilutive outstanding options and warrants were excluded from the computation of diluted EPS since their exercise prices exceeded the average market price of the ordinary shares during the period. The antidilutive stock options excluded and their associated exercise prices per share were 1,141,900 shares at $14.10 to $24.18 as of December 31, 2002; 916,646 shares at $15.38 to $24.18 as of December 31, 2003; 1,227,037 shares at $14.97 to $ 24.18 as of December 31, 2004; 242,269 shares at $18.27 to $24.18 as of June 30, 2004 and 2,684,528 shares at $11.00 to $24.18 as of June 30, 2005.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.    COMMITMENTS

Capital commitments

As described in note 9, the property purchase commitment was $1,346,000 as of June 30, 2005.

Lease commitments

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through June 2008. The Company’s office lease provides for periodic rental increases based on the general rate of inflation.

As of June 30, 2005, minimum lease payments under all noncancelable leases were as follows:

Year	Operating Leases
(In Thousands)
2005	$623
2006	497
2007	69
2008	35

Total minimum lease payments	$1,224

16.    CONTINGENCIES

The Company is involved in a variety of litigation matters involving intellectual property. For example, the Company has initiated and is pursuing certain patent infringement actions in Taiwan. In January 2003, the Shilin District Court in Taiwan issued a preliminary injunction prohibiting Monolithic Power Systems, Inc., or MPS, from designing, manufacturing, selling, importing or displaying certain of its products which infringe on the Company’s Taiwan patents. MPS filed counterclaims for unfair competition and impairment of business reputation. The Company’s litigation with MPS is ongoing. MPS has also filed a petition with the Taiwan Fair Trade Commission, or the FTC, claiming that the Company has violated the Taiwan Fair Trade Law. The Company has filed a response to this claim with the FTC, but no further action has been taken by the FTC to date.

In February 2003, the Taipei District Court in Taiwan issued a preliminary injunction prohibiting Beyond Innovation Technology Co., Ltd., or BiTEK, from making, selling, using, or importing for the purposes of making, selling and using, its BIT3105, BIT3105-P and BIT3106 “high efficiency ZVS CCFL controller” related products. In August 2003, the Taipei District Court issued a preliminary injunction prohibiting BiTEK from designing, making, selling, displaying and importing and all other disposing acts related to its products, including, without limitation, BIT3107.

In September 2003, December 2003, February 2004, May 2004, June 2004 and March 2005 the Company was also granted similar preliminary injunctions or provisional attachments against Clevo Computer Company, Asustek Computer Inc., Silicon Motion, Inc. and Micro-Star International Co., Ltd., and Silicon Motion, Inc., Samsung Electronics Co., Ltd and Taiwan Sumida Electronics, Inc. respectively, in the Company’s patent infringement actions against these companies. As of August 15, 2005, the Company has deposited an amount of New Taiwan dollars equivalent to approximately US$12.5 million with the Taiwan courts for court bonds in connection with those and other preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages against the Company in the event the

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company does not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit with the court.

The Company is currently in litigation against MPS in the United States District Court in the Northern District of California. MPS has alleged that certain of the Company’s products infringe on one of its patents and a continuation of that patent. On May 28, 2004, the court granted the Company’s motion for summary judgment that MPS lacked evidence of damages. Trial on MPS’ claim commenced in June 2005 and, on July 18, 2005, the Company received a jury verdict that all claims asserted by MPS were invalid. This verdict is subject to post-trial motions by MPS to overturn the verdict, entry of judgment by the court and a possible subsequent appeal by MPS. As the case currently stands, MPS will not be able to recover damages at trial but if it is able to overturn the jury verdict, then it may attempt to seek injunctive relief and attorneys’ fees.

In addition, the Company has filed patent infringement actions in the U.S. District Court in the Eastern District of Texas, the U.S. District Court in the Northern District of California and the Taiwan District Courts against various defendants. In response, several defendants have counterclaimed for antitrust violations, interference and unfair competition.

While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations.

17.    FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments is as follows:

	December 31				June 30
	2003		2004		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Assets
Cash and cash equivalents	$66,489	$66,489	$56,320	$56,320	$48,808	$48,808
Restricted cash	1,892	1,892	1,887	1,887	3,112	3,112
Short-term investments	53,923	53,923	63,768	63,768	65,783	65,783
Long-term investment in CSMC	—	—	4,283	4,283	3,932	3,932
Restricted assets	10,044	10,796	13,873	13,577	13,777	13,579

The carrying amounts of cash and cash equivalents and restricted cash reported in the consolidated balance sheets approximate their estimated fair values. The fair values of short-term investments and long-term investment in CSMC are based on quoted market prices.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair values of restricted assets made in the form of Taiwan Government bonds are based on quoted market price; otherwise are carried at amounts which approximate fair value.

Long-term investments except for investment in CSMC are in privately-held companies where there is no readily determinable market value. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment charge is recorded in the period of decline in value.

18.    SEGMENT INFORMATION

The Company designs, develops and markets high performance semiconductors for power management and security applications. The Company’s semiconductor products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company’s Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, reviews information on an enterprise-wide basis to assess performance and allocate resources so the Company has one reporting segment.

Net revenues from unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

	Years Ended December 31			Six Months Ended June 30
	2002	2003	2004	2004	2005
	(In Thousands)
				(Unaudited)
Asia	$70,149	$88,548	$92,105	$46,247	$48,891
United States	31	51	53	14	22
Europe	7	—	38	—	—

	$70,187	$88,599	$92,196	$46,261	$48,913

Long-lived assets consist of land, property and equipment and are based on the physical location of the assets at the end of each year, and were as follows:

	Years Ended December 31		Six Months Ended June 30, 2005
	2003	2004
	(In Thousands)
Taiwan	$2,354	$2,772	$3,661
U.S.A.	1,251	6,551	6,647
Singapore	633	327	221
People’s Republic of China	415	757	6,893
Others	227	351	280

	$4,880	$10,758	$17,702

For the year ended December 31, 2002, two customers accounted for 18.6% and 15.9% of net sales. For the year ended December 31, 2003, one customer accounted for 13.5% of net sales and the same customer accounted for 17.5% of net sales for the year ended December 31, 2004. For the six months ended June 30, 2004, one customer accounted for 11.2% of net sales. For the six months ended June 30, 2005, no customers accounted for 10% or more of net sales.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.    SUBSEQUENT EVENTS

On August 23, 2005, the Board of Directors of the Company resolved to authorize a 50-for-1 stock split on all ordinary shares and to change the par value of its ordinary shares to $0.00002 per share. This stock split and par value change is subject to approval by the shareholders. The share and per share data in the accompanying consolidated financial statements and notes to the consolidated financial statements has not been restated to reflect the stock split.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.    Indemnification of Directors and Officers.

Cayman Islands law and Article 188 of our memorandum and articles of association provide that we may indemnify our directors, officers and trustee acting in relation to any of our affairs against actions, proceedings, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duty in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the provisions contained in our memorandum and articles of association, Cayman Islands law or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors or officers in the successful defense of any action, suit or proceeding, is asserted by such director or officer, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In addition to indemnification provided for in our Memorandum and Articles of Association, we intend to enter into agreements to indemnify our directors and officers. These agreements will provide for the indemnification of our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of such person’s services as our director or officer, any of our subsidiaries or any other company or enterprise to which such person provides services at our request, to the fullest extent permitted by Cayman Islands law. Furthermore, we will purchase and maintain insurance on behalf of our directors and officers insuring them against liabilities that they may incur in their capacities as or arising out of their status as directors or officers.

The underwriting agreement, which is Exhibit 1.1 to this Registration Statement, provides for indemnification by the underwriters of our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 9.    Exhibits.

(a) Exhibits

Exhibit Number	Document

1.1 †	Form of Underwriting Agreement.

4.1††	Amended and Restated Memorandum and Articles of Association of the registrant.

4.3*	Form of Deposit Agreement among the registrant, The Bank of New York, as depositary, and owners and beneficial owners of American Depositary Receipts issued thereunder.

4.4*	Specimen American Depositary Receipt.

5.1†	Opinion of Maples and Calder.

23.1†	Consent of Maples and Calder.

23.2	Consent of Deloitte & Touche, an independent registered public accounting firm.

Exhibit Number	Document

23.3†	Consent of Everlex Law Offices.

23.4†	Consent of Morrison & Foerster LLP.

23.5†	Consent of Zhong Lun Law Firm.

24.1†	Powers of Attorney. Reference is made to Page II-3.

†	To be filed by amendment.
††	Incorporated by reference from Exhibits 3.1 and 3.2 to the Registration Statement on Form F-1 (File No. 333-12386) filed by the registrant.
*	Incorporated by reference from registrant’s Form F-6 to be filed.

(b) Financial Statement Schedules

All schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 10.    Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel and the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California on the 17th day of October, 2005.

O2Micro International Limited

By:	/s/ STERLING DU
Sterling Du Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Sterling Du and James Keim, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement, that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/S/ STERLING DU Sterling Du	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer and U.S. Representative)	October 17, 2005

/S/ CHUAN CHIUNG KUO Chuan Chiung Kuo	Chief Financial Officer (principal financial officer and principal accounting officer) and Director	October 17, 2005

/S/ JAMES KEIM James Keim	Director	October 17, 2005

/S/ MICHAEL AUSTIN Michael Austin	Director	October 17, 2005

/S/ LAWRENCE LIN Lawrence Lin	Director	October 17, 2005

/S/ GEOK LING GOH Geok Ling Goh	Director	October 17, 2005

/S/ XIAOLANG YAN Xiaolang Yan	Director	October 17, 2005

/S/ KEISUKE YAWATA Keisuke Yawata	Director	October 17, 2005

EXHIBIT INDEX

Exhibit Number	Document

1.1†	Form of Underwriting Agreement.

4.1††	Amended and Restated Memorandum and Articles of Association of the registrant.

4.3*	Form of Deposit Agreement among the registrant, The Bank of New York, as depositary, and owners and beneficial owners of American Depositary Receipts issued thereunder.

4.4*	Specimen American Depositary Receipt.

5.1†	Opinion of Maples and Calder.

23.1†	Consent of Maples and Calder.

23.2	Consent of Deloitte & Touche, an independent registered public accounting firm.

23.3†	Consent of Everlex Law Offices.

23.4†	Consent of Morrison & Foerster LLP.

23.5†	Consent of Zhong Lun Law Firm.

24.1†	Powers of Attorney. Reference is made to Page II-3.

†	To be filed by amendment.
††	Incorporated by reference from Exhibits 3.1 and 3.2 to the Registration Statement on Form F-1 (File No. 333-12386) filed by the registrant.
*	Incorporated by reference from registrant’s Form F-6 to be filed.